04035767

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Grande Cache Coal Corporation

*CURRENT ADDRESS: 510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

FILE NO. 82- 34802

FISCAL YEAR:

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT: 7/26/04

82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION REPORTS FINANCIAL RESULTS FOR YEAR ENDING MARCH 31, 2004 AND FILES DOCUMENTS WITH REGULATORY AUTHORITIES

Calgary, Alberta (GCE-TSX), June 28, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") today announced that it has filed its audited consolidated financial statements, management's discussion and analysis and annual information form for the fiscal year ended March 31, 2004 with Canadian security regulatory authorities. Copies of these documents may be obtained on SEDAR at www.sedar.com and Grande Cache's website at www.gccoal.com.

The financial results and operational highlights for Grande Cache's 2004 fiscal year were as follows:

- At year-end, the Company was focused on developing a long-term mining operation producing metallurgical coal for the export market from its coal leases located near Grande Cache, Alberta. Production had not commenced and as a result there were no results from operations. The net loss for the year increased to $1.2 million from $0.4 million, due to increased general and administrative expenses.

- At March 31, 2004, Grande Cache had cash on hand of $0.3 million, compared to $0.2 million as at March 31, 2003. The Company was debt free, with no off-balance sheet financing structures in place at March 31, 2004.

- At year-end, the Company was well advanced towards the completion of its initial public offering, which was completed on May 12, 2004, with net proceeds of $54.1 million being raised. The proceeds of the offering will provide the Company with the necessary funding to begin production in the No. 7-4 underground mine and to fund planned growth and development activities over the next 18 to 24 months.

Since March 31, 2004, the Company entered into a letter of intent and a memorandum of understanding with customers to purchase 1.1 million tonnes of metallurgical coal per year for a multi-year period. In addition, the Company decided to proceed with surface mining development plans for the No. 12S B2 Mine, filed an application with Alberta Environment for this mining area and entered into a letter of intent with one of Canada's largest providers of mining services to provide mining services at the No. 12S B2 surface mine.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION TO NEGOTIATE A MINING AND RELATED SERVICES AGREEMENT WITH NORTH AMERICAN CONSTRUCTION GROUP

Calgary, Alberta (GCE-TSX), May 13, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") announced today that it has entered into a letter of intent with North American Enterprises Ltd., a subsidiary of North American Energy Partners Inc. ("NAEP"), to negotiate an agreement with respect to the provision of mining and related services by NAEP. The scope of the agreement to be negotiated will include the construction of the access road and portal development at the No. 7-4 underground mine, mining services at the No. 12 South B2 surface mine and coal haulage to the processing plant from both of these mines. NAEP will mobilize at the Grande Cache site immediately after the definitive agreement for the provision of the services is finalized.

NAEP, based in Acheson, Alberta, is one of Canada's largest providers of mining and site preparation services with over 50 years of experience.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION COMPLETES INITIAL PUBLIC OFFERING

Calgary, Alberta, May 12, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") announced today that it has completed its initial public offering of 22,000,000 common shares at a price of $2.60 per common share for gross proceeds of $57,200,000, which includes the full exercise by the agents of their over-allotment option to sell an additional 2,000,000 common shares. The offering was made through a syndicate of agents led by Salman Partners Inc. and including BMO Nesbitt Burns Inc. and Haywood Securities Inc. The net proceeds from the offering will be used by the Company to fund the initial capital expenditures to develop and equip the No. 7-4 underground mine, the refurbishment of the coal processing plant, to deposit reclamation security with the Alberta Government, to complete the exploration, engineering and permitting of the No. 16 East surface mine and for working capital.

Grande Cache's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "GCE".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such jurisdiction. Grande Cache's common shares have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered, sold or delivered in the United States absent registration or an applicable exemption from the registration requirements of United States securities laws.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta.

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

Not for distribution to U.S. newswire services or for distribution in the United States.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION PRICES INITIAL PUBLIC OFFERING

Calgary, Alberta, April 29, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") announced today that it has entered into an agency agreement and filed a final prospectus with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba and Ontario in connection with its initial public offering of 20,000,000 common shares at a price of $2.60 per share. Pursuant to the terms of the agency agreement, Grande Cache has granted the agents an option to sell up to an additional 2,000,000 common shares at the offering price, which option is exercisable until 48 hours prior to the closing of the offering. Closing is scheduled for May 12, 2004. Proceeds from the offering will be used by the Company to fund the initial capital expenditures to develop and equip the No. 7-4 underground mine, the refurbishment of the coal processing plant, to deposit reclamation security with the Alberta Government, to complete the exploration, engineering and permitting of the No. 16 East surface mine and for working capital.

The offering is being made through a syndicate of agents led by Salman Partners Inc. and including BMO Nesbitt Burns Inc. and Haywood Securities Inc.

Grande Cache has received conditional approval for the listing of its common shares on the Toronto Stock Exchange under the symbol "GCE", subject to filling all of the requirements of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or solicitation of an offer to buy any securities of Grande Cache in any jurisdiction nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation or sale would be unlawful prior to the qualification or registration under applicable securities laws. An offering may only be made in Canada by means of a prospectus. Grande Cache's common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta.

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

Not for distribution to U.S. newswire services or for distribution in the United States.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION OBTAINS RECEIPT FOR PRELIMINARY PROSPECTUS

Calgary, Alberta, March 23, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that the Alberta Securities Commission, on behalf of securities regulators in Alberta, British Columbia, Manitoba and Ontario, has today issued a preliminary receipt for a preliminary prospectus filed by the Company. The preliminary prospectus was filed to effect the initial public offering of Grande Cache's common shares. The agency syndicate for the offering, led by Salman Partners Inc., includes BMO Nesbitt Burns Inc. and Haywood Securities Inc.

This news release does not constitute an offer to sell or solicitation of an offer to buy any securities of Grande Cache in any jurisdiction nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation or sale would be unlawful prior to the qualification or registration under applicable securities laws. An offering may only be made in Canada by means of a prospectus.

Grande Cache's common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

Not for distribution to U.S. newswire services or for distribution in the United States.

GRANDE CACHE COAL CORPORATION

INITIAL ANNUAL INFORMATION FORM
for the Fiscal Year Ended March 31, 2004

June 25, 2004

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Grande Cache Coal Corporation (the "**Corporation**" or "**Grande Cache**") believes the expectations reflected in these forward-looking statements are based on reasonable assumptions but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to the following:

- operating costs and coal production levels;
- capital expenditure programs;
- the recoverable quantity of coal reserves;
- projections of commodity prices and costs;
- supply and demand for coal;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- expectations regarding the Corporation's ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; and
- treatment under governmental regulatory regimes and tax laws.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for coal;
- liabilities inherent in coal mine development and production;
- uncertainties associated with estimating coal reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, mining and processing technical problems;
- the Corporation's inability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the other factors discussed under "Risk Factors" in this Annual Information Form.

These factors should not be construed as exhaustive. The Corporation undertakes no obligation to update or revise any forward-looking statements.

GENERAL GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following words and phrases shall have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**Common Shares**" means the common shares in the capital of Grande Cache after giving effect to the Share Split and the reorganization of Grande Cache's share capital on March 22, 2004;

"**Corporation**" or "**Grande Cache**" means Grande Cache Coal Corporation;

"**EIA**" means an environmental impact assessment;

"**EPEA**" means the *Environmental Protection and Enhancement Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"**Escrowed Securities**" means 3,865,667 Common Shares and options to purchase an aggregate of 950,000 Common Shares deposited in escrow pursuant to the terms of the Regulatory Escrow Agreement and the Voluntary Escrow Agreement as more particularly described under the heading "Escrowed Securities";

"**Escrowed Securityholders**" means Robert Stan, Robert Brawn, Barry Davies, Donald Douglas, Donald Seaman, Thomas Pierce, Eugene Wusaty, Fred Davidson, Jetstream Capital Corporation, D.R.S. Resource Investments Inc. and Westpine Inc. who are each parties to the Regulatory Escrow Agreement and the Voluntary Escrow Agreement;

"**GAAP**" means Canadian generally accepted accounting principles;

"**GSC 88-21**" means the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada", J.D. Hughes, L. Klatzel-Mudry and D. J. Nikols, 1989;

"**McIntyre**" means the former McIntyre Mines Ltd.;

"**NI 43-101**" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

"**No. 7 Lease** " means Alberta Energy Coal Lease No. 1300090001, as amended, pursuant to which the Alberta Minister of Energy granted the Corporation the exclusive right to win, work and recover coal within No. 7 Lease Area, together with the right to remove from No. 7 Lease Area any coal recovered, until September 6, 2015 and renewable under and in accordance with the *Mines and Minerals Act* (Alberta), and subject to the terms and conditions prescribed by the Alberta Minister of Energy in relation to each renewal;

"**No. 8 Lease** " means Alberta Energy Coal Lease No. 1300090002, as amended, pursuant to which the Alberta Minister of Energy granted the Corporation the exclusive right to win, work and recover coal within No. 8 Lease Area, together with the right to remove from No. 8 Lease Area any coal recovered, until September 6, 2015 and renewable under and in accordance with the *Mines and Minerals Act* (Alberta), and subject to the terms and conditions prescribed by the Alberta Minister of Energy in relation to each renewal;

"**No. 16 Lease**" means Alberta Energy Coal Lease No. 1304020419, as amended, pursuant to which the Alberta Minister of Energy granted the Corporation the exclusive right to win, work and recover coal within No. 16 Lease Area, together with the right to remove from No. 16 Lease Area any coal recovered, until February 2, 2019 and renewable under and in accordance with the *Mines and Minerals Act* (Alberta), and subject to the terms and conditions prescribed by the Alberta Minister of Energy in relation to each renewal;

"**No. 7 Lease Area**" means the subsurface area or areas underlying the 608 hectares of the following land tracts: 6-08-057: 31N, SE, L3, L5, L6; 6-08-058: 6SW, L2; 6-09-057: 36NE, L8, L14, 6-09-058: 1S, L9-L12;

"**No. 8 Lease Area**" means the subsurface area or areas underlying the 496 hectares of the following land tracts: 6-08-058: 16L3, L4; 17S, NW; 18; 19L1;

"**No. 16 Lease Area**" means the subsurface area or areas underlying the 2,576 hectares of the following land tracts: 6-09-058: 28L3-L5; 29N, L1, L8; 30NE, L14; 31; 32S; 6-09-059: 5SW; 6; 6-10-058: 36N, L8; 6-10-059: 1; 2NE, L13, L14; 9N; 10N, SE; 11; 12S; 15S; 16;

"**No. 7-4 Mine**" means the proposed underground mine of the Corporation covered by No. 7 Lease;

"**No. 8 Mine**" means the proposed surface mine of the Corporation covered by No. 8 Lease;

"**No. 12S B2 Mine**" means the potential surface mine of the Corporation covered by Alberta Energy coal lease no. 1303010775 owned by the Corporation;

"**No. 16 East Mine**" means the proposed surface mine of the Corporation covered by No. 16 Lease;

"**Norwest**" means Norwest Corporation, consulting mining engineers and geologists;

"**Offering**" means the initial public offering of 22,000,000 Common Shares at a price of $2.60 per Common Share pursuant to the final prospectus of the Corporation dated April 29, 2004 completed on May 12, 2004;

"**Project**" means the proposed Grande Cache coal project covering the production of metallurgical coal from the development of an underground mine designated No. 7-4 Mine and two surface mines designated No. 8 Mine and No. 16 East Mine;

"**Regulatory Escrow Agent**" means Computershare Trust Company of Canada in its capacity as escrow agent pursuant to the terms of the Regulatory Escrow Agreement;

"**Regulatory Escrow Agreement**" means the escrow agreement dated as of May 12, 2004 among the Corporation, the Regulatory Escrow Agent and the Escrowed Securityholders in the form required by National Policy 46-201 as more particularly described under the heading "Escrowed Securities";

"**Series 1 Preferred Shares**" means the exchangeable redeemable preferred shares in the capital of Grande Cache after giving effect to the reorganization of Grande Cache's share capital on March 22, 2004, which shares were converted into Common Shares on a 1.2307600339-for-one basis on May 12, 2004;

"**Share Split**" means the split of the class "A" voting common shares of the Corporation on a 25.937208-for-one basis effective March 22, 2004;

"**SRCL**" means the former Smoky River Coal Limited;

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended;

"**TSX**" means the Toronto Stock Exchange;

"**Units**" means the units of Grande Cache which were sold to subscribers at a price of $100.03 per unit pursuant to prospectus exemptions under applicable securities legislation, each unit being comprised of 78 Common Shares and 100 Series 1 Preferred Shares after giving effect to the Share Split and the reorganization of Grande Cache's share capital;

"**Voluntary Escrow Agent**" means Burnet, Duckworth & Palmer LLP in its capacity as escrow agent pursuant to the terms of the Voluntary Escrow Agreement;

"**Voluntary Escrow Agreement**" means the escrow agreement dated as of May 12, 2004 among Salman Partners Inc., the Voluntary Escrow Agent and the Escrowed Securityholders as more particularly described under the heading "Escrowed Securities";

"**WIMC**" means Weir International Mining Consultants of Downers Grove, Illinois, United States; and

"**WIMC Report**" means the independent report of WIMC of the Project dated April 26, 2004 and entitled "Technical Report on the Proposed Grande Cache Coal Project prepared for Grande Cache Coal Corporation March 2004 Job No. 4802.A".

CONVENTIONS

Certain terms used herein are defined in the "General Glossary" and the "Glossary of Technical Terms". All historical financial information with respect to the Corporation has been presented in Canadian dollars in accordance with GAAP.

CURRENCY

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

CONVERSION FACTORS

Measurements in this Annual Information Form are generally given in metric units. The following table sets forth standard conversions between metric units of measure and imperial units of measure.

To Convert From	To	Multiply By
Cubic metres	cubic yards	1.308
Metres	feet	3.281
Kilometres	miles	0.621
Hectares	acres	2.471
Kilograms	pounds	2.205
Tonnes	long tons	0.984
KJ/kg	Btu/lb	0.430

GLOSSARY OF TECHNICAL TERMS

The following are definitions of certain of the geological terms and references contained in this Annual Information Form.

"**adit**" means a horizontal opening to access a coal seam;

"**anticline**" means a fold, generally convex upward, whose core contains the stratigraphically older rocks;

"**ash**" means ash forming constituents which may be subdivided into two basic classes: those that are structurally a part of the coal and hence inseparably mixed with it and segregated impurities that can be eliminated to a greater or lesser extent by ordinary cleaning methods;

"**ASTM**" is the abbreviation for the American Society for Testing Materials;

"**BCM**" means bank cubic metre, which represents one cubic metre of material measured prior to disturbance;

"**bituminous coal**" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/kg, commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke or for pulverized coal injection into the blast furnace;

"**BTU**" means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit;

"**BTU/lb**" means BTUs per pound, an imperial unit of measure used to describe the amount of heat released on combustion of a pound of material, such as coal, under specific conditions;

"**calorific value**" represents the heat energy released on combustion of a unit quantity of fuel under specific conditions;

"**coal processing plant**" means a facility for crushing, sizing, or washing coal to prepare it for sale;

"**coal rank**" means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics;

"**coal reserve**" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining;

"**coal washability**" means the analysis of the specific gravity distribution of chemical and physical characteristics of coal;

"**coke**" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel;

"**coking coal**" is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke;

"**continuous miner**" means a mining machine designed to remove coal from the face and to load that coal into cars or conveyors without the use of cutting machines, drills or explosives;

"**depillar**" means the retreat mining of pillars left in place during development;

"**dewater**" means the removal of moisture by mechanical methods;

"**dip**" means the angle at which a stratum is inclined from the horizontal, measured perpendicular to the strike and in the vertical plane;

"**dragline**" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used in the open pit mining process;

"**drill hole**" means a circular hole made by drilling either to explore for minerals or to obtain geological information;

"**dry basis**" means coal that has moisture removed by prescribed laboratory procedure or excluded by calculation;

"**fault**" means a fracture in rock along which the adjacent rock surfaces are differentially displaced;

"**fixed carbon**" means the solid residue, other than ash, remaining after the volatile matter has been liberated from coal during combustion;

"**float/sink**" means a laboratory procedure which measures the floating and sinking of particles of material of various size fractions in heavy liquids at various specific gravities;

"**free swelling index**" or "**FSI**" means a number assigned to particular coal used in determining its suitability for coke making or other uses. The index, from one to nine, is determined by tests established by ASTM standards;

"**front end loader**" means a tractor type loader with a digging bucket mounted on the front end that dumps;

"**froth flotation**" means a process for recovering particles of coal or other minerals, in which the particles adhere to bubbles and can be removed as part of the froth;

"**frother**" means a substance used in a flotation process to make air bubbles sufficiently permanent, principally by reducing surface tension;

"**geophysical log**" means a graphic record of the measured or computed physical characteristics of the rock section encountered in a borehole, plotted as a continuous function of depth;

"**heavy media cyclone**" means a conical vessel into which a heavy media suspension carrying the raw coal is introduced tangentially into the largest diameter under pressure sufficient to cause a strong vertical flow. The heavier refuse moves along the wall of the cyclone and is discharged through the underflow orifice, while the lighter coal moves toward the centre, passes through the vortex finder, and is discharged at the top of the cyclone;

"**highwall**" means the unexcavated face of exposed overburden and coal or ore in an open-cast mine or the face or bank of the uphill side of a contour strip-mine excavation;

"**interburden**" means the waste material located between economically recoverable resources;

"**ISO**" means the International Organization for Standardization, a worldwide federation of national standards bodies;

"**isopach**" means the areal extent and thickness variation of a stratigraphic unit in geology;

"**KJ/kg**" means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of a kilogram of combustible material, such as coal, under specific conditions;

"**lease**" means a contract between a landowner and a lessee, granting the lessee the right to search for and produce coal upon payment of an agreed rental, bonus and/or royalty;

"**longwall mining**" means a highly productive underground mining process in which a panel or block of coal is completely extracted. The working area is protected by a movable, powered roof support system;

"**MBCM**" means million BCM;

"**metallurgical coal**" means the various grades of coal suitable for making steel and includes coking coal and PCI coal;

"**mineable**" means capable of being mined under current mining technology and environmental and legal restrictions, rules and regulations;

"out-of-seam dilution" or **"OSD"** means the contamination of mined coal with rock outside of the coal seam being mined;

"outcrop" means coal which appears at or near the surface; the intersection of a coal seam with the surface;

"overburden" means materials that overlie a mineral deposit;

"PCI" means pulverized coal injection, a process in which coal is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement of high quality coking coals which are typically more expensive;

"pit" means an open excavation from which the raw mineral being mined is extracted;

"portal" means the surface entrance to an underground mine;

"PR7" refers to Smoky River Premium 7, a prime quality, low-ash, low-volatile, hard-coking coal, with an ash content of 7 percent;

"processing plant" means a facility where coal is prepared for market or other usage. It consists of equipment that separates coal from impurities. Coal is washed, thermally or mechanically dried, sized, stored and loaded for shipment or conveyed to use point;

"proximate analysis" means a laboratory analysis to determine the percentage by prescribed methods of moisture, volatile matter, fixed carbon and ash;

"raw coal" means coal from the breaker that has not been processed in a preparation plant;

"reclamation" means the restoration of land at a mining site after the coal is extracted. Reclamation operations are usually conducted as production operations are taking place elsewhere at the site. This process commonly includes recontouring or reshaping the land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers;

"resource" means all in-situ coal tonnes meeting either underground or surface criteria specified in GSC 88-21. Those tonnes can be considered as technically extractable coal independent of economic criteria;

"room-and-pillar mining" means a system of mining in which the coal is mined in rooms separated by pillars, which are subsequently mined;

"rotary drill" means a drill machine that rotates a rigid, tubular string of rods to which is attached a bit for cutting rock to produce boreholes;

"royalty" means a share of the product or profit reserved by the owner for permitting another to use the property;

"run-of-mine coal" or **"ROM"** means the coal produced from the mine before it is processed;

"saleable coal" means the shippable product of a coal mine or preparation plant. Depending on customer specifications, saleable coal may be ROM, crushed-and-screened (sized) coal, or the clean coal from a processing plant;

"seaborne metallurgical coal" means metallurgical coal that is exported by ocean going ship from the producing country to the consuming country;

"shovel" means a large electric or diesel powered machine used in the open pit mining process to remove and load overburden or coal;

"shuttle car" means self-discharging underground equipment, usually with rubber tires, used for receiving coal from the mining machine and transferring it to an underground loading point, mine railway or belt conveyor system;

"**SR7**" refers to a soft coking coal to be produced by Grande Cache which will be similar to the SRS product previously produced by SRCL, but with an ash content of 7.0 percent;

"**SRS**" refers to Smoky River Standard, a high quality, soft-coking coal, with an ash content of 9.5 percent, used in coke oven blends or as an injection coal, which was produced by SRCL;

"**strike**" means the course or bearing of an inclined bed, vein or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip;

"**strip ratio**" means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced. A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal;

"**surface mine**" means a mine in which the mineral deposit lies sufficiently near the surface to be extracted by removing the overburden;

"**syncline**" means a series of flat-lying rock strata that has been folded into a trough-like geological structure;

"**tailings**" means fine refuse material or waste that has been separated from the fine clean coal in the froth flotation cells in the coal processing plant;

"**tailings pond**" means an impoundment structure built to contain tailings;

"**thermal coal**" means coal that is used primarily for its heating value. Thermal coal tends not to have the carbonization properties possessed by metallurgical coals. Most thermal coal is used to produce electricity in thermal power plants;

"**thrust fault**" means a fault with a dip of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upward relative to the footwall;

"**tonne**" means a metric tonne, which is approximately 2,205 pounds, as compared to a "short" ton, which is 2,000 pounds, or a "long" ton, which is 2,240 pounds. Unless expressly stated otherwise, the metric tonne is the unit of measure used in this Annual Information Form;

"**tunnelway**" means a long, narrow, horizontal or nearly horizontal underground passage that is open to the atmosphere at both ends;

"**underground mine**" means a mine that is located below the earth's surface. Coal is removed mechanically and transferred by shuttle car or conveyor to the surface;

"**volatile matter**" means those products, exclusive of moisture, given off by a material such as gas or vapour, determined by definite prescribed methods, which may vary according to the nature of the material; and

"**yield**" means the ratio of the clean coal product to the raw coal plant feed, expressed as a percentage.

GRANDE CACHE COAL CORPORATION

The Corporation was incorporated under the name Grande Cache Coal Company Inc. pursuant to the ABCA on July 24, 2000. On November 3, 2000, Grande Cache filed Articles of Amendment to reorganize its share capital. On October 1, 2001, Grande Cache filed Articles of Amendment to reorganize its share capital and revise certain "private company" provisions in its Articles. On January 4, 2002 and April 15, 2002, Grande Cache filed Articles of Amendment to reorganize its share capital. On November 18, 2002, the Corporation filed Articles of Amendment to change its name to Grande Cache Coal Corporation, remove "private company" provisions from its Articles and reorganize its share capital. On March 22, 2004, the Corporation filed Articles of Amendment to effect the Share Split and to reorganize its share capital to consist of an unlimited number of Common Shares without nominal or par value and an unlimited of preferred shares, issuable in series. In addition, the Articles of Amendment authorized the creation of the Series 1 Preferred Shares. See "Share Capital". Unless otherwise stated, disclosure in this Annual Information Form of the share capital of Grande Cache is presented after giving effect to the Share Split and the reorganization of Grande Cache's share capital on March 22, 2004.

Grande Cache's head office is located at Suite 250, 703 – 6th Avenue S.W., Calgary, Alberta, T2P 0T9, and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Grande Cache has one inactive wholly-owned subsidiary, Smoky River International Inc., which is incorporated under the ABCA.

THE METALLURGICAL COAL INDUSTRY

Overview

Coal is the world's most abundant fossil fuel and is more evenly distributed throughout the world than other fossil fuels. The World Coal Institute estimates that world production of coal in 2001 was approximately 4.7 billion tonnes. Although 87% of world coal production is consumed in the country in which it is produced, the remaining 13% represents one of the largest volumes of world trade for a single commodity. Coal that is sold in the export markets is typically comprised of coal types of higher value than coal sold in regional markets due to the fact that the cost of transporting coal from mine to customer can be large relative to the value of the coal itself.

Coal is a solid black substance formed from the partial decomposition of vegetable matter and is used as a natural fuel. Coal is generally classified according to its heat content as either lignite, subbituminous, bituminous or anthracite. Lignite has the lowest heat content and anthracite the highest. Most coals are used primarily for their heating characteristics in the production of electricity, steam and process heat. Certain types of bituminous coals are also classified as metallurgical coals. Metallurgical coal that is used primarily for its chemical, physical and heating characteristics is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant than thermal coal and is produced for export primarily in Australia, Canada, the United States and China. Thermal coal is used by electric utilities and industrial users to produce electricity, steam and heat. Thermal coal is found in many parts of the world. It is generally lower in carbon content and calorific value and higher in moisture content than metallurgical coal.

Many countries in the world do not have sufficient domestic coal supplies for power generation or for steel production and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, other Pacific Rim countries, South America and Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia, Canada and the United States. Competition is on the basis of price, quality and long-term deliverability to these markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. Major international coal producers include BHP Billiton Limited, Mitsubishi Corp., China National Coal Industry Import & Export (Group) Corporation, Anglo American Limited, Rio Tinto Limited, Xstrata plc, MIM Holdings Limited and the Elk Valley Coal Corporation. Canada is an important player in the international metallurgical coal market and provides diversity of supply and reliable coal quality to these markets.

Steel industry

The primary production processes for steel include integrated steel mills, electric arc scrap recovery mills and some newer technologies, which directly reduce iron to steel. Integrated steel mills, which account for approximately 70% of global steel production, are the primary users of metallurgical coal.

Integrated steel mills use coal in blast furnaces in the form of coke or as a direct input known as pulverized coal injection ("**PCI**"). Coke, made from metallurgical coal, provides heat and carbon to convert iron ore to liquid pig iron. Due to its porous nature and strength at elevated temperatures, coke provides critical support for the blast furnace charge throughout the blast furnace process. It is important for the performance of the blast furnace and the quality of the final steel product that the coke have low levels of impurities such as ash, sulphur and phosphorus, and that it retain its hardness and strength inside the blast furnace. Metallurgical coals that retain their hardness through the coking process are also referred to as hard coking coals. The volume of metallurgical coal used in coke ovens is relatively stable from year to year because coke oven batteries are operated continuously from the time they are put into operation until they are decommissioned several decades later. Coal utilized for PCI is generally derived from less expensive coals, which tend to be priced relative to thermal coals. These coals provide a source of heat and carbon for the steel-making process but cannot be used to make coke.

Coke quality is driven by the technical requirements of blast furnaces, which have increasingly focused on coke strength. Because of their individual operating circumstances, each integrated steel mill requires a unique blend of metallurgical coal. The blending of coals used by individual integrated steel mills is a complex task focused on achieving the required coke quality, including impurities such as sulphur and phosphorus, at the lowest cost.

Metallurgical Coal Market

The metallurgical coal market is influenced by crude steel production, which is largely dependent on the overall state of the global economy. Crude steel production from integrated steel mills has experienced slow, steady growth of approximately 1.8% per annum over the last decade. From 1997 to 2000, worldwide steel consumption grew at an average rate of 2.3% per annum according to Barlow Jonker Pty. Limited. The corresponding growth in crude steel production has been 1.4% per annum, and in pig iron production 1.3% per annum. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mills process has been relatively stable. In turn, the volume of metallurgical coal used in this process has not generally experienced the same variability as total steel production. An October 2002 medium case forecast prepared by the International Iron and Steel Institute projects 2.9% per annum growth in steel consumption through 2006.

The main markets for metallurgical coals produced by Grande Cache will be those steel-producing countries that must import coal by means of seaborne vessels, primarily Japan, Korea and other Pacific Rim countries, and South America and western European countries. The major countries that export metallurgical coal to this seaborne metallurgical coal market are Australia and Canada. Seaborne trade of metallurgical coals is estimated by Barlow Jonker Pty. Ltd. to have been 177.0 million tonnes during 2002. The following table sets forth the world seaborne trade of metallurgical coal for the five years, 1998 through 2002:

	World Seaborne Trade (1)				
	2002	**2001**	**2000**	**1999**	**1998**
	(millions of tonnes)				
Metallurgical (2)	177	190	179	173	177

Notes:
(1) SSY Consultancy Research Ltd. (1998-2000); Barlow Jonker Pty, Ltd. (2001-2002).
(2) Includes coking and PCI coals.

Australia is the dominant exporter of metallurgical coal, supplying 106.0 million tonnes or 55% of the total seaborne market in 2001. Australian mines produce competitive, high quality metallurgical coals, including a dominant share of low volatile coking coals that are in favour with many coal buyers. Australian metallurgical coal producers have benefited from their relative short overland transportation distance to port facilities. Canada is the second largest exporter of metallurgical coal with a 14% share of the seaborne market in 2001. Most of Canada's exports are low or mid volatile coking coals produced by mines situated in mountainous regions more than 1,000 kilometres from port facilities.

Large international mining companies, which can supply multiple types of coal from several mines, are increasingly dominating the seaborne market. These include BHP Billiton Limited, Elk Valley Coal Corporation, Mitsubishi Corp., China National Coal Industry Import & Export (Group) Corporation, Anglo American Limited, Rio Tinto Limited, Xstrata plc and MIM Holdings Limited. These companies compete on the basis of price, quality and long-term deliverability.

Metallurgical Coal Pricing

Demand for metallurgical coal is driven by steel production, which is closely related to general economic conditions. In addition, new technologies have moderated growth in metallurgical coal use in steel making. Demand for Canadian export metallurgical coal is primarily driven by steel production in Asia, Europe and South America.

The sale of seaborne coking coal is typically governed under contracts that fix the coal price for one year and require annual price negotiations. Up until the year 2001, benchmark prices for Australian and Canadian hard coking coals were negotiated with Japanese steel mills and there was little variation in pricing of coals with broadly similar characteristics. Prices in most other markets were negotiated annually between individual buyers and sellers after Japanese price negotiations were finished. Since 2001, Japanese coking coal buyers have negotiated prices individually and the influence of Japanese market settlements on prices in other markets has diminished.

From 1994 to 2003, the prices for export metallurgical coal delivered to Japan were as follows:

Japanese Coal Pricing
(Fiscal Years Beginning April 1)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
					(U.S.$ per tonne)					
Metallurgical coal (1)	46.25 (2)	48.20 (2)	42.15	39.00	41.10	50.15	52.80	53.30	51.10	45.45

Notes:

(1) Benchmark price for hard coking metallurgical coal sold to Japanese steel mills, free on board ("**FOB**") vessel. Prices are from publications of The Tex Report Ltd.

(2) The Japanese benchmark price for metallurgical coal ceased to exist in 2002. Pricing is currently based on confidential contracts between Japanese buyers and suppliers. The Japanese contract price for hard coking metallurgical coal for 2002 and 2003 is from a publication of AME Mineral Economics.

Mining Methods

The Alberta foothills and mountain regions which straddle the Alberta/British Columbia border contain extensive metallurgical coal deposits. Coal can be mined by surface or underground methods. During surface mining operations, topsoil is removed and stored for use in land reclamation. After removal of topsoil, overburden is blasted, if necessary, and is removed from above the coal seams using draglines or power shovels and fleets of haul trucks and scrapers. The exposed coal is fractured by blasting, if necessary, and loaded into haul trucks or onto overland conveyors for transportation to processing and loading facilities. The applicability of surface mining is ultimately limited by the stripping ratio. Underground mining operations are used when a coal seam is too deep to permit surface mining. There are two main methods of extracting coal by underground mining: room-and-pillar and longwall mining. Room-and-pillar mining involves cutting a network of "rooms" or panels into the coal seam and leaving behind "pillars" of coal to support the roof of the mine. Initially, recoveries are reduced (to 50 to 60 percent) because of the coal left in the pillars, however, this coal can sometimes be recovered at a later stage of mine life. Longwall mining, which is significantly more capital intensive than room-and-pillar mining, involves the use of mechanized shearers to cut and remove the coal at the face, which can vary in length from 110 to 250 metres. Self-advancing, hydraulic-powered supports temporarily hold up the roof while the coal is extracted. The roof over the area behind the face, from which the coal has been removed, is then allowed to collapse. Over 75 percent of the coal in the deposit can be extracted using this method.

Processing plants optimize the saleable coal product from the resource being mined. The basic processes are crushing and screening to size the coal, cleaning to remove unwanted mineral matter and dewatering and drying to meet moisture requirements of the marketplace.

GRANDE CACHE'S BUSINESS

Grande Cache is an Alberta-based company formed in July 2000 to reactivate metallurgical coal mining in the Smoky River Coalfield near Grande Cache, Alberta. Annual coal production from surface and underground mines in the Smoky River Coalfield operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes. Most of the product was a high quality, hard coking coal that was exported to steel companies around the world. The coalfield also supplied fuel requirements to the HR Milner Generating Station located adjacent to the coal processing facilities.

Business Plan

Grande Cache's experienced team of coal professionals intends to develop a long-term mining operation, producing metallurgical coal for the export market from its coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west central Alberta. Management believes that the current structure and environment of the export metallurgical industry in Canada provides an opportunity for a new producer to be successful. Grande Cache has purchased the principal production infrastructure of the previous mine operator including mechanical and electrical components for coal processing, the raw and clean handling equipment, the rail loadout facilities and all of the geological, engineering and environmental data and records related to prior operations. Grande Cache is poised to execute the Project covering the production of metallurgical coal from the development of the following mines:

- No. 7-4 Mine, an underground mine expected to commence production in the fourth quarter of calendar year 2004. This mine is expected to produce approximately 6.8 million tonnes of ROM coal and 5.2 million tonnes of saleable coal during the first six years of the Project.

- No. 16 East Mine, a surface mine expected to commence production late in Year 2 of the Project. This mine is expected to produce approximately 14.0 million tonnes of ROM coal and 10.4 million tonnes of saleable coal until Year 11 of the Project.

- No. 8 Mine, a surface mine expected to commence production in Year 7 of the Project. This mine is expected to produce approximately 7.7 million tonnes of ROM coal and 5.7 million tonnes of saleable coal until Year 12 of the Project.

The Corporation owns three coal leases covering the foregoing mines and owns four additional coal leases which have exploration and development potential and cover an aggregate of 11,600 hectares in the Smoky River Coalfield.

Grande Cache also plans to conduct extensive exploration and evaluation of the coal potential of all of the coal leases which it holds in the Smoky River Coalfield with a view to identifying additional development and production options to follow production from the first three mines.

Grande Cache's initial marketing efforts have concentrated on steel companies in Japan and Korea. Grande Cache has entered into a letter of intent to supply a Japanese trading company (the "**Trading Co.**") with a minimum of 500,000 tonnes of metallurgical coal per year for a multi-year period. In furtherance of the letter of intent, Grande Cache has entered into a coal sale agreement with the Trading Co. for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by March 31, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance up to U.S. $4,000,000 to Grande Cache to be used by Grande Cache for certain development activities and operations of its properties in the Smoky River Coalfield. The funds are held by an escrow agent and the Trading Co.'s approval is required for each draw by Grande Cache. Interest is payable on the outstanding balance. Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. As security for this advance, Grande Cache granted the Trading Co. a debenture on all present and after-acquired property of Grande Cache. Grande Cache must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain the discharge of the debenture. The monies available from the advance payment agreement with the Trading Co. will be used by the Corporation to permit and finalize development plans for the No. 12S B2 Mine. As at June 25, 2004, the Trading Co. has advanced U.S. $4,000,000 to Grande Cache pursuant to the advance payment agreement.

Grande Cache has also entered into a memorandum of understanding with an integrated steel producer in Korea to supply an aggregate of approximately 3,000,000 tonnes of metallurgical coal through to and including the coal year April 1, 2009 to March 31, 2010. As is customary in the international trade in metallurgical coal, the price under these multi-year commitments will be negotiated annually.

Traditionally, steel companies in Europe have been important customers for the products Grande Cache will produce. Grande Cache plans to pursue market opportunities in Europe and other market areas. The Corporation is in a position to take advantage of the fact that most potential customers are familiar with the metallurgical coals produced from the Smoky River Coalfield which coals have an excellent reputation and acceptance in the market.

Grande Cache has closely monitored other opportunities for coal development both in western Canada and other geographic areas. While the primary focus of Grande Cache will remain the development of a sustainable, long-term mining project based on the coal resources the Corporation has in the Grande Cache area, management believes there are other attractive opportunities that warrant consideration. These potential opportunities will continue to be monitored by management to assess the growth potential for Grande Cache. Where appropriate, Grande Cache is also committed to studying mining ventures involving other industrial minerals to take advantage of any strategic opportunities for growth that may arise.

Development of the Business

The following is a summary of the significant events in the development of Grande Cache's business.

- September 2000 – The Alberta Minister of Energy issued Grande Cache No. 7 Lease and No. 8 Lease which cover the metallurgical coal reserves to be mined from the development of the underground mine designated No. 7-4 Mine and the surface mine designated No. 8 Mine.

- September 2000 – Grande Cache completed the acquisition of all the issued and outstanding common shares of Smoky River International Inc. in consideration of the issuance of 140,873 Series 1 Preferred Shares. See "Interest of Management and Others in Material Transactions".

- October 2000 – Grande Cache completed the private placement of 19,000 Units to its existing shareholders for gross proceeds of approximately $1,900,570.

- October 2000 – Grande Cache purchased the principal production infrastructure of the former SRCL from PricewaterhouseCoopers Inc., in its capacity as receiver of SRCL, including mechanical and electrical components for coal processing, the raw and clean handling equipment, the rail loadout facilities and all of the geological, engineering and environmental data and records related to prior operations.

- November 2000 – Grande Cache purchased the belts, conveyors, motors, drives, fixtures and equipment ancillary to the operation of the conveyors, motors and drives located at the former SRCL coal processing plant, the no. 5B4 mine and the Sheep Creek Breaker ("**SCB**") station.

- December 2000 – Alberta Environment advised Grande Cache that the No. 7-4 Mine and No. 8 Mine required the preparation of an Environmental Impact Assessment ("**EIA**") in accordance with the *Environmental Protection and Enhancement Act* (Alberta) (the "**EPEA**").

- June 2001 – Alberta Environment issued the final terms of reference for the EIA for No. 7-4 Mine and No. 8 Mine. In accordance with the final EIA terms of reference, Grande Cache modified environmental programs as necessary and issued tenders for the remaining studies. The EIA studies included the full range of environmental and social issues.

- August 2001 – Grande Cache completed the private placement of 10,000 Units to its existing shareholders for gross proceeds of approximately $1,000,300.

- October 2001 – Grande Cache submitted a comprehensive application for coal project approval to the Alberta Energy and Utilities Board (the "**AEUB**") and an EIA to Alberta Environment in accordance with the EPEA, relating to the development of the No. 7-4 Mine and the No. 8 Mine.

- January 2002 – Grande Cache completed the private placement of 8,000 Units to its existing shareholders for gross proceeds of approximately $800,240.

- May 2002 – Grande Cache completed the private placement of 5,000 Units to its existing shareholders for gross proceeds of approximately $500,150.

- October 2002 – Grande Cache completed the private placement of 5,000 Units to its existing shareholders for gross proceeds of approximately $500,150.

- November 2002 – Alberta Environment advised Grande Cache that Alberta Environment and associated federal and provincial government agencies reviewed the EIA for the No. 7-4 Mine and No. 8 Mine filed in support of AEUB Application No. 1246320, and confirmed that the application was complete pursuant to the requirements of the EPEA.

- January 2003 – The AEUB issued Grande Cache Mine Permit No. C2003-1 to develop the No. 7-4 Mine and No. 8 Mine. The AEUB also issued Grande Cache Approval No. C85-1A to resume operations at the coal processing plant to produce up to a maximum of 2,495,000 tonnes of clean coal per year.

- January 2003 – The Alberta Minister of Energy issued Grande Cache coal lease no. 1303010775 covering the potential surface mine designated No. 12S B2 Mine.

- February 2003 – Grande Cache completed the private placement of 7,500 Units to its existing shareholders for gross proceeds of approximately $750,225.

- May 2003 – The AEUB issued Grande Cache Mine Permit No. C2003-1A wherein it extended Mine Permit No. C2003-1 to include the No. 12S B2 Mine.

- June 2003 – The AEUB approved the transfer to Grande Cache of the mine licenses to operate the No. 12S B2 Mine and the associated external waste dumps which mine licenses were reissued to Grande Cache as Mine License Nos. C 98-8B and C 98-9B.

- December 2003 – Grande Cache completed the private placement of 4,789 Units to its existing shareholders for gross proceeds of $479,044.

- January 2004 – Grande Cache completed the private placement of 5,211 Units to its existing shareholders for gross proceeds of $521,256.

- February 2004 – The Alberta Minister of Energy issued Grande Cache No. 16 Lease covering the surface mine designated No. 16 East Mine. The Alberta Minister of Energy also issued Grande Cache coal lease nos. 1304020416, 1304020417 and 1304020418 covering an aggregate area of 11,376 hectares.

- May 12, 2004 – Grande Cache completed the initial public offering of 22,000,000 Common Shares at a price of $2.60 per Common Share for gross proceeds of $57,200,000. Upon completion of the initial public offering, Grande Cache's Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "GCE".

GRANDE CACHE COAL PROJECT

WIMC Report

WIMC was retained by Grande Cache to provide an independent technical report of Grande Cache's resource and reserve estimates and the other elements of the Project in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("**NI 43-101**"). The WIMC Report dated April 26, 2004 provides WIMC's professional opinion relative to the reasonableness and suitability of the Project plans for the specific geological parameters, coal reserves and quality, mining conditions, equipment employed and capability to achieve projections for the Project. All disclosure of a technical nature in this Annual Information Form respecting the Project is derived from the WIMC Report. Such information has been included in this document with the consent and prior review of Alan L. Craven, Director of WIMC, Dennis N. Kostic, President and Chief Executive Officer of WIMC, John W. Sabo, Senior Vice President of WIMC, Thomas E. Blandford, III, Vice President of WIMC, Hershiel H. Hayden, Senior Engineering Manager of WIMC, T. Donald Del Bosco, Senior Engineering Manager of WIMC and Joseph A. Dixon, Chief Geologist of WIMC, the authors of the WIMC Report. Each of Messrs. Craven, Kostic, Blandford, III and Dixon are a "Qualified Person" under NI 43-101. The WIMC Report has been prepared in accordance with the requirements of NI 43-101 using the classification methods prescribed by the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada", J. D. Hughes, L. Klatzel-Mudry and D. J. Nikols, 1989 (the "**GSC 88-21**").

The WIMC Report has been posted on SEDAR and is available for inspection in Calgary, Alberta at the offices of Grande Cache at Suite 510, 703 – 6th Avenue S.W., Calgary, Alberta, T2P 0T9, during normal business hours.



BRITISH COLUMBIA
ALBERTA
CANADA
U.S.A
Bullmoose Mine
Prince Rupert
Ridley Terminals Inc.
Prince George
Grande Cache Coal Project
Grande Cache
Obed Mine
Edmonton
Hinton
Coal Valley Mine
Luscar Mine
Pacific Ocean
Calgary
Kamloops
Fording River Mine
Greenhills Mine
Line Creek Mine
Elkview Mine
Sparwood
Coal Mountain Mine
Neptune Bulk Terminals Ltd.
Vancouver
Westshore Terminals Ltd.
CANADA
U.S.A
N
0
400km
Approximate

Grande Cache Coal Corporation

GENERAL LOCATION MAP

FIGURE 1


LEGEND
Township Boundaries
Section Boundaries
Topographic Contour Line (50-Metre Contour Intervals)
Rivers and Streams
Alberta Railnet Line
Coal Policy Category 4 Boundary
Mined Out Areas - Underground
Mined Out Areas - Surface
GCCC Mine Leases
GCCC Exploration Leases
GCCC Proposed Mines
GCCC Haul Roads
Coal Leases Held by Other Companies
0 1000 2000 3000 4000 5000
Metres
N
Category 2
1304020418 Lease
No. 16 Lease
No. 16 East Mine
1303010775 Lease
1304020417 Lease
Existing No. 12S B2 Pit
Category 4
No. 8 Lease
No. 8 Mine
1304020416 Lease
Tunnelway
Sheep Creek Access Road
H.R.Milner Generating Station
GCCC Processing Plant
Category 2
No. 7 Lease
No. 7-4 Mine
Alberta Railnet
Highway 40 to Grande Prairie
Highway 40 to Hinton
Town of Grande Cache
Township 059 Range 10 W6
Township 058 Range 10 W6
Township 059 Range 09 W6
Township 058 Range 09 W6
Township 059 Range 08 W6
Township 058 Range 08 W6
Township 059 Range 07 W6
Township 058 Range 07 W6
Township 058 Range 10 W6
Township 057 Range 10 W6
Township 058 Range 09 W6
Township 057 Range 09 W6
Township 058 Range 08 W6
Township 057 Range 08 W6
Township 058 Range 07 W6
Township 057 Range 07 W6
Township 057 Range 10 W6
Township 056 Range 10 W6
Township 057 Range 09 W6
Township 056 Range 09 W6
Township 057 Range 08 W6
Township 056 Range 08 W6
Township 057 Range 07 W6
Township 056 Range 07 W6

Figure 2

Smoky River Coalfield
Alberta, Canada

Lease Summary Map

Prepared for
Grande Cache Coal Corporation

Weir International Mining Consultants
Job 4802 March 2004

Property Description and Location

The Project area is located 20 kilometres north of the town of Grande Cache, in the Municipal District of Greenview in west central Alberta, Canada (see Figure 1). The coal leases owned by Grande Cache and the principal designated mines of Grande Cache are shown on Figure 2. Grande Cache holds No. 7 Lease, No. 8 Lease and No. 16 Lease which comprise the principal mineral properties forming the Project. No. 7 Lease covers the coal reserve to be mined from the development of an underground mine designated No. 7-4 Mine. No. 8 Lease and No. 16 Lease cover the coal reserves to be mined from two surface mines designated No. 8 Mine and No. 16 East Mine. The leases are summarized below:

Mine	Lease No.	Area (hectares)	Date Recorded
No. 7-4 Mine	7 (1)	608	September 6, 2000
No. 8 Mine	8 (2)	496	September 6, 2000
No. 16 East Mine	16 (2)	2,576	February 2, 2004

Notes:

(1) No. 7 Lease stipulates, among other things, that the Corporation commence development of an underground mine by September 30, 2004 and achieve average coal production of 15,000 tonnes per month by December 31, 2004. Failure to do so may result in No. 7 Lease being terminated by the Alberta Minister of Energy upon written notice to the Corporation.

(2) No. 8 Lease and No. 16 Lease stipulate, among other things, that the Corporation comply with the plan for the development of coal as set forth in No. 7 Lease and shall meet all milestones and time requirements set forth therein. Failure to do so may result in the leases being terminated by the Alberta Minister of Energy upon written notice to the Corporation.

In addition, Grande Cache owns four coal leases which have exploration and development potential and cover an aggregate of 11,600 hectares. These coal leases are summarized below:

Lease No.	Area (hectares)	Date Recorded
1303010775 (1)	224	January 31, 2003
1304020416 (2)	1,744	February 2, 2004
1304020417 (2)	912	February 2, 2004
1304020418 (2)	8,720	February 2, 2004

Notes:

(1) Coal lease no. 1303010775 stipulates, among other things, that the Corporation commence development of No. 12S B2 Mine by September 30, 2004 and achieve average coal production of 10,000 tonnes per month by December 31, 2004. Failure to do so may result in the coal lease being terminated by the Alberta Minister of Energy upon written notice to the Corporation.

(2) The coal lease stipulates, among other things, that the Corporation comply with the plan for the development of coal as set forth in No. 7 Lease and shall meet all milestones and time requirements set forth therein. Failure to do so may result in the lease being terminated by the Alberta Minister of Energy upon written notice to the Corporation.

Each of the coal leases contains provisions requiring the prior written consent of the Alberta Minister of Energy to any changes to the plans for the development of coal as contained therein as well as to any disposition of all or any part of the Corporation's rights or obligations pursuant to such lease. A change of control of the Corporation constitutes a disposition within the meaning of the leases.

Access and Infrastructure

Provincial Highway 40 is a paved, two-laned road that connects the Project area with the town of Grande Cache and with the communities of Grande Prairie to the north and Hinton to the southeast. The Project area is served by an existing line of Alberta RailNet, which connects with the main lines of the Canadian National Railway Company ("**CN**"), allowing access to the three major coal export terminals in British Columbia, or to the Great Lakes.

The Project will use existing coal processing, coal loading, rail and waste storage infrastructure previously owned and operated by SRCL and predecessor companies over a period of approximately 30 years.

Topography and Climate

The Project area is located in the eastern foothills of the Rocky Mountains. Folding and faulting have resulted in a general trend of northwest-southeast elongated ridges, which are cut by rivers and streams generally flowing in a northeasterly direction. The relief between stream valleys and ridge tops ranges from 300 to 1,100 metres. The area is forested land categorized as subalpine, serving general watershed, recreational and wildlife habitat uses. Approximately one-quarter of the Project area is above the elevation of the tree line.

The climate within the Project area is characterized by relatively long cold winters and moderate to warm summers. Average annual summer and winter temperatures are approximately 10 degrees Celsius and minus 15 degrees Celsius, respectively. Frost can occur throughout the year and the snow pack often persists from late October to May at higher elevations. Precipitation ranges between 800 to 1,100 millimetres annually.

History

The town of Grande Cache, Alberta including its transportation infrastructure and community services, was originally established to support coal mining in the Smoky River Coalfield. The Coal Development Policy for Alberta (Alberta Energy, 1976) and Eastern Slopes Policy (Alberta Energy and Natural Resources, 1984) established zoning favourable to coal, which has prevailed to the present day.

McIntyre began operations in the Smoky River Coalfield in 1969. The planned production rate was two million clean tonnes annually. In 1985, Dome Mines purchased McIntyre and established SRCL as an operating company. In March 1987, a private Canadian-controlled corporation owned by Kaieteur Investments Inc., an Alberta corporation, and Dong Jin Commercial Inc., a commodity trading company based in Korea, purchased SRCL from Dome Mines.

The McIntyre and SRCL operations in the Grande Cache area generally employed approximately 400 people, although the number of employees was as high as 1,200. Most of the mine employees lived in Grande Cache.

Annual coal production from surface and underground mines operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes.

SRCL produced the following metallurgical coal products:

- Smoky River Premium 7 ("**PR7**") - A prime quality, low-ash, low-volatile, hard-coking coal, with an ash content of 7 percent.

- Smoky River Standard ("**SRS**") - A high quality, soft-coking coal, with an ash content of 9.5 percent, used in coke oven blends or as an injection coal.

SRCL established a customer base of approximately 12 companies in eight countries on four continents.

On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. SRCL's assets were sold through a sealed-bid process conducted from May through October 2000.

Over its 30-year production history, the Smoky River Coalfield had a number of surface and underground mines which remain in various states of reclamation and decommissioning. At the time of receivership, SRCL was operating a surface mine, an underground mine and coal processing facilities. These operations were shut down on March 31, 2000.

The remaining in-place coal resources in the Smoky River Coalfield are estimated by Grande Cache to be in excess of 145 million tonnes. The coal processing plant infrastructure remains largely intact. The site is served by a network of coal haul roads for delivering ROM coal to the processing plant and by the RailNet and CN rail lines for delivering coal to export terminals.

The SRCL mine permit and coal leases covered approximately 37,475 hectares. In October 2000 Grande Cache acquired title to the engineering and geological database, supporting files and documentation for all of these leases, as well as adjacent areas

within the Smoky River Coalfield previously held by SRCL from the SRCL receiver. Grande Cache also acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receiver.

Regional Geology

The Inner Foothills of the Rocky Mountains near Grande Cache, Alberta are characterized by exposures of Upper Jurassic and Cretaceous clastic rocks. Stratigraphic units that outcrop in the vicinity are predominately from the Nikanassin Formation and the Luscar Group. The Fort St. John Group, which overlies the Luscar Group, is present in the northern and eastern parts of the Project area.

Within localized mine areas, coal seam thickness and character are not subject to rapid lateral changes. Across the Smoky River Coalfield, however, the seams change in thickness and character. The thickness of the seams of economic interest is summarized by coal lease area as follows:

Seam	4	5	6	7	8	10
			Thickness (metres)			
No. 7 Lease Area	4.3	-	-	-	-	1.7
No. 8 Lease Area	5.8	-	-	-	-	3.4
No. 16 Lease Area	7.0	1.6	1.5	2.6	1.7	-

Structural Setting

The Smoky River Coalfield is deformed by tectonic events of the Laramide Orogeny which created the Rocky Mountains 60 million years ago. Strata in the coalfield are complexly folded and cut by numerous thrust faults. Structural shortening is estimated to be one-third.

Typical structures consist of a series of northeast verging thrust sheets bound by major faults with displacements varying from several hundred to several thousand metres. The strata contained within the thrust sheets are commonly folded and cut by subsidiary faults with displacements in the order of 10 to 100 metres. The thrust faults have folds produced by associated fault plane drag.

Surface traces of these complex folds and thrust faults trend northwest-southeast. The majority of the faults are southwest-dipping thrusts, displaying ramps that cut up stratigraphic section and flats that are parallel to bedding. From southwest to northeast there are four major thrust sheets in the area as follows: Cowlick Thrust, Syncline Hills Thrust, Mason Thrust and Muskeg Thrust.

Local and Property Geology

No. 7 Lease Area

The No. 7 Lease Area is located between the Smoky River and Sheep Creek on the north slope of Mt. Hamel. The coal seams present are Seams 3, 4, 6, 7, 8 and 10. Only Seam 4 has the requisite thickness and quality to be considered economically mineable for export metallurgical coal at this time.

The thickness of Seam 4 in the No. 7 Lease Area ranges from 0.7 to 5.7 metres and averages 4.3 metres. The ash is highest (15 percent) in the upper quarter of the seam. The lower three-quarters of the seam is lower in ash (9 percent). The roof consists of approximately 1.0 metre of carbonaceous shale overlain by thick, bedded to massive, silty sandstone and siltstones. The carbonaceous shale thickens to the west.

The northeast and southwest boundaries of the No. 7 Lease Area are marked by the surface traces of two northeasterly verging thrust faults: Cowlick Thrust Fault to the southwest and Syncline Hills Thrust Fault to the northeast.

The major structural feature within the No. 7 Lease Area is the Campbell Flats Anticlinorium, which consists of a box fold with the following smaller anticlines on the corners of the structure: Stern Creek Anticline to the southwest and Two Camp Creek Anticline to the northeast.

Between these two anticlines is the relatively flat-bottomed Campbell Flats Syncline, with dips of 0 to 10 degrees and a maximum width of 800 metres. The width of the Campbell Flats Syncline decreases to the northwest and is 200 metres where Seam 4 subcrops above the Sheep Creek. The strike length of the Campbell Flats Syncline within the No. 7 Lease Area is 3,300 metres, gently plunging to the northwest.

Mining of Seam 4 is limited by seam subcrop to the east, west and northwest. To the north and south it is bounded by thrust faults and/or steep dips. Figure 2 shows the location and outline of the proposed No. 7-4 Mine.

No. 8 Lease Area

The No. 8 Lease Area is located in an area of rugged topography on the Sheep Creek side of a ridge between the Smoky River and Sheep Creek, between 120 and 550 metres above the Sheep Creek valley floor. Within the No. 8 Lease Area there are five coal seams of which two, Seams 4 and 10, are of economic interest.

Seam 4 occurs 19.5 metres above the Torrens Member and varies in thickness and geometry along and across strike, but primarily across the strike. The coal seam thins along the limbs of folds and thickens through the hinges of folds. The tighter the fold, the greater the thickening. Seam 4 thickness ranges from 4.9 to 7.6 metres with an average of 5.8 metres. In the structured hinge zones, the thickness of Seam 4 is up to 40 metres. Seam 4 can be divided into an upper high ash zone and a lower low ash zone. A shaley horizon approximately 0.6 to 1.0 metre thick occurs 1.5 to 1.8 metres above the base of Seam 4.

Seam 10 occurs an average of 82 metres above Seam 4. In the No. 8 Lease Area, Seam 10 consists of 1.2 metres of very high ash coal (approximately 45 percent) above 2.2 metres of low ash coal (approximately 11 percent). The average thickness of Seam 10 is 3.4 metres. Seam 10 also varies in thickness across strike, although not as pronounced as for Seam 4.

Structurally, the No. 8 Lease Area is bounded to the southwest and northeast by two major northeast verging faults: Syncline Hills Thrust Fault to the southwest and Mason Thrust Fault to the northeast.

Within the No. 8 Lease Area, folding is the dominant mode of shortening, resulting in northeast-southwest anticline/syncline pairs. The folds range in style from tight chevron to open parallel folds. The wavelength of the major folds is between 275 and 1,500 metres with corresponding amplitudes of 185 metres and 490 metres. The anticlines are asymmetric with longer southwesterly limbs. The limbs of the synclines have dips of 30 to 80 degrees (average 55 degrees) on the northeast limbs and 40 to 80 degrees (average 70 degrees) on the southwest limbs. The fold hinges plunge to the northwest at 11 degrees. The proposed No. 8 Mine is in the northeastern most syncline, known as the Westridge North Syncline.

Mining is limited to the north by a previous surface mine open pit, to the east by the outcrop of Seam 4, and to the west and south by high strip ratios. Figure 2 shows the location and outline of the proposed No. 8 Mine.

No. 16 Lease Area

The No. 16 Lease Area lies northeast of the No. 12S B2 Mine. The No. 16 Lease Area lies on the northeast limb of the Two Camp Creek Anticline. To the southeast of the No. 16 Lease Area, SRCL mined out the coal from the northeast limb of the Two Camp Creek Anticline.

The No. 16 Lease Area is divided in two by a northeast drainage which joins Beaverdam Creek. Southeast of the drainage is No. 16 East Mine and northwest of the drainage is the potential No. 16 West Mine. The coal seams that are of economic interest are Seams 4, 5, 6, 7 and 8. Combined coal thickness of these five seams is 14.4 metres in No. 16 East Mine. Further exploration is required to develop plans for the No. 16 West Mine.

Seam 4 occurs 22 metres above the Torrens Member and is the thickest seam in the No. 16 East Mine. Seam 4 thickness ranges between 4.6 and 7.2 metres. Seam 4 is generally characterized by an upper low ash zone, a middle medium ash zone and a lower low ash zone. These zones generally comprise 30 percent, 20 percent and 50 percent of the seam, respectively. All three zones are consistent in their geophysical log signature throughout the No. 16 East Mine. Directly overlying Seam 4 is approximately 3.0 metres of interbedded carbonaceous shale and siltstone. The strata below Seam 4 consists of 1.0 metre of shale overlying a 1.0 metre to 1.5 metres sandstone interval.

Seam 5 maintains a consistent stratigraphic thickness of 1.5 to 1.9 metres and occurs approximately 39.0 metres above Seam 4. A shale parting between 0.2 and 0.3 metre in thickness is typically encountered in the bottom of Seam 5. The immediate roof and floor of Seam 5 are comprised primarily of shale.

The average thickness of Seam 6 is more variable than Seam 5, ranging between 1.0 metre and 2.0 metres. Seam 6 occurs approximately 8.0 metres above Seam 5. Seam 6 consists of a lower low ash zone, and an upper, high-ash zone, and typically has a carbonaceous shale roof and floor.

The thickness of Seam 7 is between 1.8 and 3.3 metres. Seam 7 contains a band of higher ash coal near the middle of the seam. The interval between Seam 6 and Seam 7 is approximately 1.7 metres and consists of carbonaceous shale and coal partings. Seam 7 is overlain by 0.6 to 1.0 metre of carbonaceous shale.

Seam 8 averages 1.7 metres in thickness. Seam 8 occurs 0.4 to 2.2 metres above Seam 7 and, where thinner, the interval is very carbonaceous.

In the No. 16 East Mine, the dip of the northeast limb of the Two Camp Creek Anticline ranges from 35 to 60 degrees. The slope of topography closely follows the dip of the bedding, resulting in a dipslope mining configuration. The local structure is a relatively simple monocline. The coal measures are truncated at depth by the Syncline Hills Thrust Fault, which marks the northeast boundary of No. 16 East Mine.

Figure 2 shows the location and outline of the proposed No. 16 East Mine.

Exploration

Since exploration drilling commenced in the Smoky River Coalfield in the late 1950s, a substantial exploration database has been created. This includes more than 3,300 drill holes of which approximately 400 are within the No. 7, No. 8 and No. 16 Lease Areas.

In addition to the drill holes, a total of 79 adits have been driven to provide bulk samples for coal washability test work. There are six adits within the three coal lease areas included in the Project. The bulk samples provide data for estimating coal processing yield and product quality by seam across the property.

Exploration data by mine area for the Project are summarized as follows:

Mine Area	Total Number of Drill Holes	Total Metres Drilled	Average Metres Per Hole	Number of Adits
No. 7-4 Mine	79	14,030	178	3
No. 8 Mine	129	9,631	75	-
No. 16 East Mine	96	11,383	119	3
Total/Average	304	35,044	115	6

WIMC audited the drill hole database that Grande Cache obtained from SRCL to verify data entry. Original records were examined for approximately 20 percent of the drill holes in each of the three proposed mine areas. No problems or errors were found in the data entry for any of the records examined by WIMC.

No. 7-4 Mine Area

Exploration within the No. 7-4 Mine area was conducted in five phases beginning in 1961. The following summarizes the drilling within the proposed No. 7-4 Mine area:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1961	7	6	1,365.8
1972	11	11	1,788.6
1981	10	5	2,087.0
1993	15	3	2,068.8
1999	35	6	6,449.0
2001	1	1	271.0
Total	79	32	14,030.2

The 1961 exploration consisted of diamond core holes drilled by Columbian Iron Ore Company. The next phase in 1972 consisted of 11 rotary drill holes drilled by McIntyre. In 1981, McIntyre completed a program of 10 rotary drill holes and three adits. In 1993 and 1999, more rotary drilling was conducted by SRCL adding 15 drill holes in 1993 and 35 holes in 1999. Norwest Corporation ("**Norwest**") drilled one test hole near the centre of the No. 7-4 Mine as part of a feasibility study conducted in 2001. Except for the 1961 drilling, all drill holes were geophysically logged for density, gamma and resistivity. The 1993 and 1999 SRCL drilling programs also included wireline logging for other parameters, including sonic and dipmeter data.

Outcrop mapping in the No. 7-4 Mine area conducted in the 1970s and 1980s resulted in approximately 300 rock outcrops being logged for lithology and bedding orientation. In addition, there is a substantial amount of exploration data available immediately outside the lease area, which aids in stratigraphic and coal quality interpretation.

No. 8 Mine Area

Exploration has been conducted periodically in the No. 8 Mine area since 1961. Between 1969 and 1982 a number of underground and surface mines were developed in adjacent areas for a combined production of approximately 16 million tonnes.

Exploration drilling in the proposed No. 8 Mine area is summarized as follows:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1961	2	-	206.0
1971	16	-	1,165.2
1972	30	19	2,054.3
1973	16	-	488.9
1982	11	-	1,065.6
1984	23	-	2,632.7
1985	24	9	1,627.5
1987	7	4	390.5
Total	129	32	9,630.7

In addition to the drill hole data in the No. 8 Mine area, there is a substantial amount of information from drill holes and mapping of the previous mines in the area that aids in the stratigraphic and coal quality interpretation.

No. 16 East Mine Area

Within the proposed No. 16 East Mine area, exploration has been conducted in two major phases. In 1971, McIntyre drilled 23 rotary drill holes of which six were cored. In 1997 and 1998, SRCL completed an extensive exploration program consisting of 49 holes in 1997 and 24 in 1998, of which nine were cored. Exploration drilling in the No. 16 East Mine area is summarized as follows:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1971	23	6	3,313.8
1997	49	5	4,787.5
1998	24	4	3,281.6
Total	96	15	11,382.9

There are additional drill holes immediately outside the proposed No. 16 East Mine area, especially to the northwest in the potential No. 16 West Mine area that aid in the stratigraphic and coal quality interpretation. There are also three adits and numerous outcrop measurements available within the area.

Drilling

All exploration drill holes, except those prior to 1970, have been geophysically logged with gamma, density, resistivity and hole deviation tools. Holes drilled since 1990 were also logged with dipmeter tools where hole conditions permitted. In addition, since 1990 selected holes have been sonic logged to assist in rock strength estimation. Cores of the coal seams and immediate roof sections were recovered from approximately 10 percent of the drill holes.

The information obtained on the resources of the Smoky River Coalfield by former mine operators used industry standard, or better, data acquisition techniques. Drill holes provide the majority of the data. Spacing of drill holes varies depending on structural complexity. Areas evaluated for underground mining potential usually have comparatively simple structural geology. Drill hole spacing in these areas is generally 300 metres along strike and 100 metres across strike for mine design purposes. Most areas evaluated for surface mining have been drilled to a much greater density, as these areas are generally more structurally complex. The drill hole spacing in these areas is commonly 60 metres along strike and 15 metres across strike.

Sample Preparation and Analysis

The coal quality variation is much more gradual than the structural variation of the coal seams, especially in the surface mine areas. Accordingly, approximately one in 15 drill holes were cored in surface mine areas and one in 10 drill holes were cored in the underground mine areas.

Typically, the cores were analyzed for in-place ash and free swelling index ("**FSI**"). Composites of cores were analyzed by seam for sulphur, ash chemistry, proximate analysis and petrographic data. In some cases, the full suite of testing was applied to subsections of coal seams (for example high ash or low ash zones) where it was considered possible to mine and blend such subsections separately.

Washability analyses of cores typically consisted of float/sink tests at one specific gravity, between 1.40 to 1.50 specific gravity, depending on the seam. Adit samples were subjected to extensive float/sink testing of the plus 28 mesh (0.5 millimetre) coal fraction. In general, this float/sink testing was applied to three or four size fractions using four or five specific gravities for floating each size fraction. The minus 28 mesh fraction was subjected to froth testing, typically for three time intervals.

SRCL and predecessors assembled an extensive database on the coking properties and washability characteristics of the different coal seams in the Smoky River Coalfield from tests conducted on production samples between 1969 and 2000. Most coking tests were conducted by CANMET, the federal government laboratory in Ottawa.

Mineral Processing and Metallurgical Testing

Coal quality trends within the Smoky River Coalfield have been modelled from an extensive database of exploration drill hole cores, reverse circulation drill samples and adits. Processing plant yields have been adjusted for OSD, processing plant efficiency and coal losses at each stage of production, including mining, breaker separation, screening and plant processing.

The coal quality estimates for each mine area and seam are summarized as follows:

		Dry Basis [1]					
		In-Place Coal Quality			Clean Coal Quality At 7% Ash		
Mine Area	Seam	Ash (%)	Volatile Matter (%)	Sulphur (%)	Volatile Matter (%)	Sulphur (%)	FSI
No. 7-4 Mine	4	11.5	19.0	0.50	17.7	0.47	6.2
No. 8 Mine	10	14.0	23.0	0.39	21.4	0.35	8.0
	4	15.9	20.4	0.43	19.3	0.41	7.0
No. 16 East Mine	8	41.4	23.0	0.41	18.2	0.67	7.5
	7	20.0	19.3	0.45	17.2	0.52	5.5
	6	22.2	20.4	0.78	17.1	0.60	7.0
	5	24.0	20.6	0.64	16.8	0.66	6.5
	4	11.3	18.5	0.40	17.4	0.39	4.5

Note:

(1) All of the percentages are presented on a dry basis except for the Volatile Matter on the In-Place Coal Quality which is presented on a dry ash free basis.

Within the Smoky River Coalfield, coal rank has the greatest impact on the value of the product. Coal rank is indicated by the volatile matter and FSI tests, which both show decreasing values as coal rank increases. While product ash can be controlled by processing, coal rank can only be controlled by blending coals from different mine areas. Coal rank is the primary determinant of the coking properties and coke yield of the product. These properties are rated by customers based on the volatile matter and FSI. In general, the coal rank follows the same trend across the Project area for all seams. The overall trend is an increase in coal rank to the northwest.

Modelling of volatile matter in the Smoky River Coalfield has established predictable Project-wide trends. In general, there is a consistent increase in volatile matter up the stratigraphic section from Seam 4 to Seam 10. This is consistent with the trend of increasing rank with increasing depth of burial in coal bearing strata. The lateral change in volatile matter within the Smoky River Coalfield can be summarized in general as increasing volatile matter or decreasing rank to the southeast.

Ash is the most variable of the key in-situ coal quality parameters. In general, the thicker coal seams are lower ash, reflecting that a more stable depositional environment is required for larger accumulations of organic material. Lower variability of ash is also apparent in thicker coal seams. Seam 4 has the overall lowest average ash and also the lowest variability in ash. Seam 4 ash is lowest in lease areas to the southwest.

Most of the sulphur in the coal seams of the Smoky River Coalfield is organically bound as opposed to pyritic or mineral bound. Washing the coal generally results in a marginal increase in the sulphur content from the in-situ level. The coal seams which typically have the highest sulphur are the thinnest coal seams (Seams 5 and 6). The thickest coal seam, Seam 4, generally has the lowest average in-situ sulphur. Unlike volatile matter, sulphur does not follow regional trends but varies mine by mine and within mining areas.

Mineral Resource and Reserve Estimates

Grande Cache developed coal seam models using primarily sectional interpretation techniques for the surface mine areas and a combination of sectional and plan based interpretation techniques for the underground areas. Three-dimensional models of the coal seams and other pertinent stratigraphic units were generated from interpreted cross-sections using 3-D solids linking computer methods in surface mine areas and thickness-mapped triangulated irregular networks ("**TINs**") in underground mine areas. Faults were interpreted using dipmeter logs and coal seam/interburden isopach interpretation.

Grande Cache determined the technical and economic limits for underground mines based on engineering analysis using seam isopach and seam iso-dip maps. Economic pit limits for surface mining were based on the determination of cut-off strip ratios on a pit by pit basis using estimates for coal and waste haul costs, by seam ROM yields, and processing and product transport costs. Lerch-Grossman pit optimization was used to determine the final design highwall location.

Grande Cache's resource and reserve estimates were prepared under the supervision of Geoffrey R. Jordan, P. Geol., Vice President, Operations of Norwest, acting as an independent qualified person. The method for resource and reserve estimation follows the requirements of NI 43-101 which defines what constitutes a mineral resource or mineral reserve and the levels of assurance by which they are categorized. NI 43-101 stipulates that the definitions and criteria of resource and reserve estimation and classification for Canadian coal properties adhere to the method of GSC 88-21. Grande Cache's method for reserve and resource estimation incorporated the following steps for both underground and surface areas:

- Construct geology maps identifying the coal limits by seam (subcrop, fault truncation and previously mined boundaries) and coal seam models of thickness and structure.
- Determine the geology type for each mining area, per GSC 88-21.
- Define deposit type for each mine area, per GSC 88-21.
- Construct the appropriate iso-value maps identifying limits to reserves and resources (seam thickness, depth of cover, seam dip and stripping ratio) based on deposit type.
- Based on geology type and coal seam data points, construct maps showing the area of each category of assurance (measured, indicated, inferred and in the case of resources, speculative) per GSC 88-21 and within the reserve/resource limits defined by the previous step and step number one.
- Calculate the geological reserve or resource volume by seam within each category of assurance, using the net area map created in the previous step for each assurance category and a computer model of the coal seam created in step number one.
- Convert the coal volume for each of the resource and reserve areas using appropriate densities based on the ash content of the coal to obtain resource and reserve tonnes for each of the measured, indicated and inferred categories.
- In the case of reserves, apply appropriate mining recoveries and processing yields, based on previous experience in the Smoky River Coalfield, to the in-place tonnes to generate the recoverable and saleable reserves.

Grande Cache generated the strip ratio isopach maps for limiting surface reserves using either a calculated net tonne ROM value for each drill hole, or the Lerch-Grossman optimized 10:1 bank cubic metres ("**BCM**"): tonne ROM pit wall. The net tonne ROM per drill hole value was gridded onto a digital surface containing the net waste thickness between the base of Seam 4 and the surface, thus allowing the construction of an iso-strip ratio map.

Limits to resources as defined by NI 43-101 can be based on assumptions if not specifically established for a deposit. Grande Cache established limits to resources for the Smoky River Coalfield based on previous mining experience on the property. Where different, these limits are more conservative than stipulated in GSC 88-21.

For surface deposits of moderate or complex type and immediate interest, GSC 88-21 stipulates a maximum strip ratio of 20:1 BCM: tonne in-place. Grande Cache has used a limiting strip ratio of 10:1 BCM: tonne ROM. For underground deposits of moderate geology type and immediate interest, GSC 88-21 stipulates a maximum depth of cover of 600 metres and a maximum dip of 30 degrees. Grande Cache has used a maximum depth of cover of 600 metres and a maximum dip of 25 degrees.

GSC 88-21 limits the thickness of a coal seam that can be included in a reserve or resource estimate. Based on previous mining experience on the property, Grande Cache used a minimum coal seam thickness slightly more conservative than the GSC 88-21 thickness for underground deposits. For underground deposits, GSC 88-21 specifies a minimum thickness of 2.0 metres for complex geology and 1.5 metres for moderate geology in the immediate interest category. Grande Cache used a minimum thickness of 2.5 metres for coal seams classified as underground deposits.

GSC 88-21 provides a density versus ash table for converting in-situ volumes to tonnes in the absence of detailed information. However, for the Smoky River Coalfield detailed information exists on in-situ coal density, based on in-situ ash. Below 10 percent ash, the density specified by GSC 88-21 is equivalent to the Grande Cache empirically defined relationship. The maximum difference between GSC 88-21 and the Grande Cache density table is 1.3 percent, with Grande Cache having the higher density estimation based on ash.

GSC 88-21 stipulates that areas of assurance be measured from a known data point. Grande Cache used only those data points surveyed with equipment capable of a resolution of less than 1.0 metre in X, Y and Z measurements. In order to be included in the resource estimate, coal must be within a specified distance from a known data point. According to GSC 88-21, a known data point can be: a surveyed coal trench, an exploration drill hole (surveyed collar location), an exploration adit, or a point of observation in a coal seam where it has been mined.

For underground deposits in the moderate geology type, GSC 88-21 defines the measured assurance category as within 450 metres of a data point, and the indicated assurance category as between 450 and 900 metres of a data point.

For surface deposits in the complex geology type, GSC 88-21 defines the assurance categories as follows:

- Measured: average spacing along the cross-section must be no more than 100 metres, maximum spacing along the cross-section is 200 metres, and the area of influence is 75 metres on each side of the cross-section.
- Indicated: average spacing along the cross-section must be no more than 200 metres, maximum spacing along the cross-section is 400 metres, and the area of influence is 150 metres on each side of the cross-section.
- Inferred: average spacing along the cross-section must be no more than 400 metres, maximum spacing along the cross section is 800 metres, and the area of influence is 300 metres on each side of the cross-section.

Resources

Based on the resource and reserve classification method specified in GSC 88-21, all Grande Cache surface deposits are classified as complex geology type. Since this is an area with developed transportation and processing infrastructure, all resources can be classified as Immediate Interest.

Feasibility and pre-feasibility studies have been performed on the resources for the No. 7-4 Mine, No. 8 Mine and No. 16 East Mine. Therefore, the economical recoverable resources have been classified as Reserves.

Reserves

The table below summarizes Grande Cache's metallurgical coal reserves as of March 1, 2004, as evaluated in the WIMC Report. Based on the resource and reserve classification method specified in GSC 88-21, the No. 7-4 Mine reserves are classified as moderate geology type reserves and the No. 8 Mine and No. 16 East Mine reserves are classified as complex geology type reserves. The reserves in the three mine areas are classified as Reserves Not in Active Mines. All of the coal reserves are low volatile bituminous in rank.

		Reserves Not In Active Mines (1) (Million Tonnes)			
Deposit Type	**Mine Area**	**In-Place (2)**	**Recoverable (3)**	**Saleable (4)**	**Percent Measured**
Underground	No. 7-4 Mine	9.75	6.82	5.22	100.0
Surface	No. 8 Mine	8.15	7.63	5.68	80.7
Surface	No. 16 East Mine	19.07	13.92	10.44	62.8
		27.22	21.55	16.12	69.1
Total		36.97	28.37	21.34	76.7

Notes:

(1) "Reserves" means coal quantities that are anticipated to be mineable, based on the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions, and which have no legal impediments to mining.

(2) "Reserves In-Place" means that in-situ portion of the resources which is within a planned underground or surface mine and meets the assurance definition of either measured or indicated.

(3) "Reserves Recoverable" means that portion of the Reserves In-Place plus OSD that can be extracted by conventional underground or surface mining technology.

(4) "Reserves Saleable" means that portion of the Reserves Recoverable that remains after processing operations.

(5) The reserve estimates have been adjusted for OSD, moisture and processing plant efficiency.

WIMC audited the reserve estimates provided by Grande Cache and found the estimates to be reasonable.

GRANDE CACHE MINE PLANS

No. 7-4 Mine Underground Operations

Feasibility studies and mine plans have been developed for the No. 7-4 Mine. The No. 7-4 Mine will extract coal from Seam 4 by underground mining methods. The limits of mining will be defined by the seam outcrop and seam dip. Only coal reserves with a seam dip of less than 18 degrees and cover greater than 30 metres are included in the mine plans.

Regulatory Approvals

Grande Cache has completed the work to obtain all major approvals to mine at No. 7-4 Mine. Grande Cache has obtained approval no. 155804-00-00 under EPEA and approval nos. 00201504-00-00 and 00201363-00-00 under the *Water Act* (Alberta). Approval no. 155804-00-00 authorizes Grande Cache to construct, operate and reclaim the No. 7-4 Mine. The EPEA approval is the environmental operating approval. The *Water Act* (Alberta) approvals for No. 7-4 Mine set conditions for the diversion of water at the mine site and construction of impoundments (settling pond and road drainage control structures).

The AEUB will issue Grande Cache a mine licence for the No. 7-4 Mine upon Grande Cache providing the Alberta Minister of Finance with security in the amount of $250,000 in respect of the future closure and abandonment of the mine. The AEUB mine licence is the mine operating approval.

Alberta Sustainable Resource Development issued letters of authority on May 27, 2004 authorizing Grande Cache to conduct surface activities at the No. 7-4 Mine site and haul road.

Mine Plan and Mining Methods

The No. 7-4 Mine will utilize the room-and-pillar mining method and will initially access the Seam 4 mineable reserves from four in-seam portal entries. The four portal entries will be expanded to a set of seven main entries. The main entries will provide access to seven entry panels that will be developed and subsequently depillared. No. 7-4 Mine will utilize the supersection method of mining, with seven entry panels on one belt conveyor system. Two continuous miners will be utilized on the mining unit, but only one continuous miner will cut coal at a time. Three shuttle cars will be utilized to transport the coal from the continuous miners to the belt conveyor system. Two roof bolting machines will be utilized on the mining unit to install roof support. After a panel is developed, one continuous miner will be utilized to depillar the panel. The second continuous miner, a roof bolter and a shuttle car may be used to set up the next panel to be developed.

The relatively flat lying Seam 4 within the mine area and the absence of any evidence of major faulting indicates that the mining conditions should be good. The analysis of the drill hole cores indicates that roof conditions are expected to be favourable. No major water inflows are expected and methane desorption tests indicate that with proper ventilation, methane should not be an issue. The potential for spontaneous combustion should be minimal due to the low in-situ oxygen content of the coal. Mining recovery of 70 percent is projected from the No. 7-4 Mine reserves.

Workforce

No. 7-4 Mine is anticipated to operate with a production schedule of three eight-hour shifts per day, five days a week. The total workforce for the No. 7-4 Mine is anticipated to be 16 salaried and 61 hourly employees. Contractors will be employed to load and truck the ROM coal from a stockpile at the mine portal to the processing plant.

Production Schedule

No. 7-4 Mine is projected to produce 5.2 million tonnes of saleable coal over a six-year mine life. Annual production of ROM and saleable coal is projected as follows:

Year	Tonnes (000's) 1	2	3	4	5	6	Total
ROM	984	911	1,023	1,326	1,292	1,287	6,823
Saleable	753	697	782	1,014	988	984	5,218

No. 8 Mine and No. 16 East Mine Surface Operations

Grande Cache has developed pre-feasibility studies and preliminary mine plans for the No. 8 Mine and No. 16 East Mine to be mined by conventional truck and shovel surface mining.

The total demonstrated reserves within the planned No. 8 Mine and No. 16 East Mine are 16.1 million saleable tonnes of metallurgical coal. The average strip ratio is 7.6 BCM of waste per tonne of saleable metallurgical coal.

An additional 2.1 million ROM tonnes of thermal coal will be mined over the life of the No. 8 Mine and No. 16 East Mine. The cost to uncover the thermal coal is included in the overall cost, however the potential revenue from thermal coal sales has not been included in the base Project analysis. The HR Milner Generating Station, which is adjacent to the processing plant, is a potential market for this coal.

Regulatory Approvals

In order to develop the No. 16 East Mine, Grande Cache must obtain a mine permit and mine license from the AEUB and an EPEA approval from Alberta Environment. It is anticipated that Grande Cache will commence the mine engineering work and coal approval process, including the submission of preliminary disclosure to the Alberta Government and initial work on an environmental impact assessment, during calendar 2004 so that development and production from this mine can start late in Year 2 of the Project.

On January 28, 2003, the AEUB issued Grande Cache Mine Permit No. C2003-1 for the No. 8 Mine. In order to develop the No. 8 Mine, Grande Cache must obtain a mine license from the AEUB. Grande Cache will submit a mine license application to the AEUB after completion of exploration work and final mine engineering design work for production to begin in Year 7 of the Project. Grande Cache will also submit an application to Alberta Environment for an amendment of the EPEA approval no. 155804-00-00 in order to obtain environmental operating approval for the No. 8 Mine.

On May 13, 2003, the AEUB issued Grande Cache Mine Permit No. C2003-1A which extended Grande Cache's Mine Permit No. 2003-1 for the No. 7-4 Mine and No. 8 Mine to include the No. 12S B2 Mine. On June 5, 2003, the AEUB approved the transfer to Grande Cache of the mine licenses to operate the No. 12S B2 Mine and the associated external waste dumps which mine licenses were reissued to Grande Cache as Mine Licenses No. C98-8B and C98-9B. Grande Cache intends to proceed with surface mine development plans for the No. 12S B2 Mine in calendar 2004. Grande Cache filed an application for EPEA approval and approval under the *Water Act* (Alberta) for the No. B2 Phase 1 Mine with the Alberta Environment Regulatory Approvals Centre on April 29, 2004. The application formally entered the public review phase of approval on June 11, 2004. The public and regulatory review is expected to be completed by the end of June 2004.

Mining Methods

No. 8 Mine and No. 16 East Mine will utilize the truck and shovel method of surface mining. The selection and size of the major mining equipment was determined from the annual waste and coal volumes in accordance with the production schedule. The mine plan projects the use of diesel powered loading and drilling equipment to facilitate equipment moves within and between pits and eliminate the requirement for electric power to be supplied to each working area.

In common with previous surface mines in the Smoky River Coalfield the surface mines will operate in reserve areas that are steeply pitching and faulted.

Workforce

The surface mines will operate two 12-hour shifts per day, 360 days per year. The number of employees will vary depending on annual production, building up to 25 salaried and 171 hourly employees at full production.

Production Schedule

The surface mine production schedule projects the No. 16 East Mine to begin production in Year 2 and deplete the reserves in Year 11. The No. 8 Mine will commence in Year 7 and continue production until Year 12 of the Project.

Primary waste movement is scheduled at a maximum of nine million BCM ("**MBCM**") per year for each of the two mining areas. Detailed scheduling of production to optimize the material movement will be carried out as part of the final mine engineering plan.

The waste and coal production scheduled for the surface mines is summarized as follows:

	Production														
	No. 8 Mine					No. 16 East Mine					Total Surface Mines				
		ROM Coal		Saleable			ROM Coal		Saleable			ROM Coal		Saleable	
Year	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio
1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2	-	-	-	-	-	4.2	0.6	7.0	0.4	10.6	4.2	0.6	7.0	0.4	10.6
3	-	-	-	-	-	8.7	1.3	6.7	1.0	8.7	8.7	1.3	6.7	1.0	8.7
4	-	-	-	-	-	8.9	1.2	7.4	0.8	11.1	8.9	1.2	7.4	0.8	11.1
5	-	-	-	-	-	8.8	1.3	6.8	0.9	9.7	8.8	1.3	6.8	0.9	9.7
6	-	-	-	-	-	8.4	2.1	4.0	1.6	5.2	8.4	2.1	4.0	1.6	5.2
7	5.9	1.2	4.9	0.9	6.6	7.9	1.5	5.3	1.2	6.6	13.8	2.7	5.1	2.1	6.6
8	8.8	1.1	8.0	0.8	11.1	8.7	1.5	5.8	1.1	7.9	17.5	2.6	6.7	1.9	9.2
9	9.4	0.7	13.4	0.5	18.7	8.5	1.8	4.7	1.3	6.5	17.9	2.5	7.2	1.8	9.9
10	8.9	1.3	6.8	1.0	8.9	8.4	2.0	4.2	1.5	5.6	17.3	3.3	5.2	2.5	6.9
11	8.6	1.7	5.1	1.2	7.2	1.8	0.7	2.6	0.6	3.0	10.4	2.4	4.3	1.8	5.8
12	6.4	1.7	3.8	1.3	4.9	-	-	-	-	-	6.4	1.7	3.8	1.3	4.9
	48.0	7.7	6.2	5.7	8.4	74.3	14.0	5.3	10.4	7.1	122.3	21.7	5.6	16.1	7.6

Main Access and Haul Roads

The No. 8 Mine is close to existing access roads where mining has previously taken place. Existing access roads will be widened at the perimeter of the current No. 8 Mine area. During the initial phase of mining, approximately 4.5 kilometres of coal haul road will be constructed to the SCB station.

The No. 16 East Mine will require the construction of approximately 5.0 kilometres of new haul road prior to the start of mining.

Waste Dumping/Backfilling

Where practical, external waste dumps have been located adjacent to the pit areas to enable favourable downhill haulage for a large portion of the waste rock associated with the mine plans. Backfilling in the active pits will commence when mining has advanced to provide sufficient waste areas in the mined out pits.

Mine Reclamation

Post-mining reclamation work will include waste dump resloping, topsoil placement and revegetation of the mining slopes to conform with Alberta regulatory requirements and the conditions of the EPEA approval. The specific requirements will be determined for each pit during the detailed design phase.

COAL PROCESSING

Introduction

The coal processing plant is located in the Smoky River Valley adjacent to the Smoky River, Highway 40, the H.R. Milner Generating Station and the Alberta RailNet railway line (see Figure 2). The plant was commissioned in 1970 and operated continuously until March 2000 when SRCL ceased operations.

The coal processing plant was shut-in under the supervision of the AEUB. Grande Cache acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from PricewaterhouseCoopers Inc., in its capacity as

receiver of SRCL, on October 6, 2000. Prior to commencement of coal production from the No. 7-4 Mine, Grande Cache expects to enter into an agreement with the Alberta Government concerning the long-term operation of the processing plant and associated facilities and the final plant decommissioning and reclamation of the site. Grande Cache has been in discussions with the Alberta Government concerning the agreement and anticipates that an agreement will be entered into with the government. The AEUB issued Grande Cache Approval No. C85-1A to resume operations at the coal processing plant to produce up to a maximum of 2,495,000 tonnes of clean coal per year. The processing plant facilities consist of the ROM coal receiving, handling and storage area, the coal processing plant, thermal coal dryer, clean coal storage area, clean coal train load-out, coarse reject disposal area and fine tailings ponds, in addition to associated buildings, conveyors, pipelines and roadways.

Plant Description

Heavy media cyclones will be used for coarse raw coal cleaning and flotation will be used for fine raw coal cleaning to produce clean coal products.

ROM coal will be delivered by truck from No. 7-4 Mine, or via the tunnelway conveyor from No. 8 Mine and No. 16 East Mine to an existing ROM coal stockpile. ROM coal is reclaimed using vibratory feeders, located in a reclaim tunnel. The feeders load the ROM coal onto a reclaim conveyor that transfers the coal into the breaker station. The coal is sized on a vibratory screen at 19 millimetres. The minus 19 millimetre screen underflow is directed to the ROM coal silo feed conveyor, bypassing the rotary breaker. The plus 19 millimetre screen overflow reports to one of two rotary breakers that break the more friable coarse coal and reject the harder, higher ash coarse material. The rotary breakers are fitted with 38 millimetre aperture panels, which allow minus 38 millimetre raw coal to pass through onto the raw coal silo feed conveyor. Oversize material, mainly rock, is conveyed to an open, on-ground storage pile and then trucked to the existing coarse reject disposal facility at Flood Creek.

After the removal of the oversize material in the breaker, the 38 millimetre x 0 plant feed is conveyed to the 1,800-tonne raw coal silo. Raw coal is recovered from the silo by four vibratory feeders onto the coal processing plant feed conveyor, equipped with a tramp iron magnet and a belt scale, and conveyed to the desliming section of the processing plant.

The raw coal feed is divided and distributed over eight sieve bends that discharge directly to eight desliming screens fitted with 0.5 millimetre aperture panels. The deslimed coarse coal (38 millimetres x 0.5 millimetre) then passes to a mixing box where it is mixed with water and magnetite and fed to eight 600 millimetre diameter heavy media cyclones. The fine coal (minus 0.5 millimetre) screen underflow is pumped to a distribution box and then pumped to the froth flotation circuit.

The raw coal is separated into clean coal and rejects in the heavy media cyclones, at a separation gravity of 1.50 to 1.55. The magnetite media is recovered from each product on drain and rinse screens. The dilute media underflow from the screens is passed through magnetic separators to recover the magnetite that is returned to the cyclone circuit for re-use. The non-magnetic materials are removed from the circuit to prevent a build-up of fines.

The drained coarse clean coal is dewatered in centrifuges and discharged to the clean coal conveyor. The drained coarse reject material is conveyed to the discard bin for removal by truck to the Flood Creek disposal facility.

The minus 0.5 millimetre raw coal is separated into clean coal and tailings in a bank of five 8.5 cubic metre capacity flotation cells. A commercial frother and diesel fuel reagents are required for this process. The clean coal froth is passed to three vacuum disc filters for dewatering. Each disc filter has twelve 3.8 metre diameter filter discs. The filter cake is discharged from the disc filters and combined with the clean coarse coal on the clean coal conveyor for transport to the thermal dryer.

The fluidized-bed thermal dryer, located in a separate building adjoining the coal processing plant, has a maximum rated capacity of 41 cubic metres per hour of water evaporation. It is fuelled by natural gas. Dried clean coal from the dryer is conveyed to the clean coal stockpile.

The tailings from the flotation cells are thickened in a tailings thickener then pumped to the tailings ponds located on the south side of the Smoky River.

Clean coal is reclaimed using vibratory feeders, located in a reclaim tunnel under the stockpile, then transferred by conveyor to a load-out bin for loading into rail cars. The top surface of the coal is sprayed with a latex solution, after loading, to inhibit dusting and coal losses during rail transport.

Plant Capacity

The plant has a rated raw coal feed capacity of approximately 700 tonnes per hour using the available in-place equipment. The feed rate is limited by the capacity of the three disc filters used for dewatering fine clean coal.

Mine production rates over the life of the Project are projected to vary from approximately 1.0 million ROM tonnes in Year 1 to 3.4 million ROM tonnes in Year 6 with an average of 2.4 million tonnes per year.

Tailings Impoundment Design

Grande Cache will utilize three tailings ponds for the storage of tailings material. The tailings ponds are designed to receive the fine refuse slurry material by pipeline from the tailings thickener. Norwest reviewed the pond design and operation for Grande Cache in 2001. The review indicated that there are no immediate stability concerns with any of the impoundment dykes, both under current conditions and under operating conditions similar to those experienced in the past. The review indicated that the ponds are geotechnically stable for their intended function. The condition of the dykes has not been evaluated by Norwest since 2001.

Reject Disposal

Grande Cache will utilize the existing Flood Creek disposal facility for breaker reject and coarse reject material from the processing plant. The facility currently receives ash from the H.R. Milner Generating Station. Norwest assessed the condition of the Flood Creek site for Grande Cache in 2001. They reviewed the stability of the facility and indicated that reactivation of the site for the planned disposal purpose can be undertaken. No further evaluation of the Flood Creek disposal facility has been conducted by Norwest since 2001.

Rail Transportation and Terminal Service

The processing plant site is located adjacent to the Alberta RailNet line, which connects to the CN main line at Swan Landing, between Hinton and Jasper. Grande Cache will contract with CN for rail services. Clean coal will be transported by rail to an export terminal located on the west coast or to Midwest United States markets. The United States market in the Chicago area can also be served by a combination of rail and lake vessel through Thunder Bay, Ontario.

There are three west coast terminals available to handle exports of Grande Cache coal: Westshore Terminals Ltd. ("**Westshore**") at Roberts Bank, Neptune Bulk Terminals Ltd. ("**Neptune**") at Vancouver and Ridley Terminals Inc. ("**Ridley**") at Prince Rupert.

Westshore is the largest terminal on the west coast with a throughput capacity of 26.0 million tonnes per year. In 2003, throughput was 19.3 million tonnes.

Neptune is a shipper-owned terminal company and handles primarily owner-supplied coal for Elk Valley Coal Corporation. The terminal currently has excess capacity, which may be available to non-owner shippers. Coal shipments through Neptune totalled 4.7 million tonnes in 2003 compared to a nominal capacity of 8.0 million tonnes per year.

Ridley is a federal government-owned company that operates a terminal facility built to handle coal produced at the Quintette and Bullmoose mines. Quintette closed in August of 2000 and Bullmoose closed in 2003. Shipments through Ridley totalled 1.2 million tonnes in 2003, compared to a nominal capacity of 12.0 million tonnes per year.

Coal Quality

The ROM and raw coal quality is based on the quality data obtained from drill core, adit samples and from historical data. The exploration data has been entered into a block model and the coal quality parameters modelled.

Average ROM coal quality on a dry basis for the seams in the mining plan is summarized as follows.

		Percentage			
Mine	**Seam**	**Ash**	**Volatile Matter**	**Fixed Carbon**	**Sulphur**
No. 7-4 Mine	4	17.9	16.6	65.5	0.40

No. 8 Mine	4	16.5	17.9	65.6	0.42
	10	23.7	18.8	57.5	0.35
No. 16 East Mine	4	13.0	16.6	70.4	0.32
	5	25.0	14.5	60.5	0.60
	6	25.3	14.8	59.9	0.62
	7	21.8	15.2	63.0	0.51
	8	37.7	14.0	48.3	0.67

Two saleable coal products will be produced, PR7 and a soft coking coal ("**SR7**") similar to the SRS product previously produced by SRCL, both with 7.0 percent ash (dry basis), but the volatile matter and coking properties will differ. The expected quality of the saleable coal by seam is summarized as follows.

		PR7 Product (Hard Coking Coal)			
		Percentage			
Mine	**Seam**	**Ash**	**Volatile Matter**	**Sulphur**	**FSI**
No. 7-4 Mine	4	7.0	17.7	0.47	6.2
No. 8 Mine	4	7.0	19.3	0.42	7.0
	10	7.0	21.4	0.35	8.0
No. 16 East Mine	4	7.0	17.4	0.39	4.5
	5	7.0	16.8	0.66	6.5
	6	7.0	17.1	0.60	7.0
	7	7.0	17.2	0.52	5.5
	8	7.0	18.2	0.67	7.5

		SR7 Product (Soft Coking Coal)			
		Percentage			
Mine	**Seam**	**Ash**	**Volatile Matter**	**Sulphur**	**FSI**
No. 16 East Mine	4	7.0	17.4	0.39	4.5

Plant Recovery

The estimated recoveries on a dry basis for each seam and the overall plant recovery (As-Received basis) are as follows:

Mine	**Seam**	**Overall Plant Recovery (%)**
No. 7-4 Mine	4	76.6
No. 8 Mine	4	77.6
	10	57.7
No. 16 East Mine	4	85.4
	5	59.4
	6	58.9
	7	66.1
	8	32.0

Marketing of Metallurgical Coal

Over 50 million tonnes of metallurgical coal was supplied to international markets from the Smoky River Coalfield between 1970 and 2000. The coal has been used by many of the major steel producers in Asia, Europe and South America.

Grande Cache's initial marketing efforts have concentrated on steel companies in Japan and Korea. Grande Cache has entered into a letter of intent to supply the Trading Co. with a minimum of 500,000 tonnes of metallurgical coal per year for a multi-year period. In furtherance of the letter of intent, Grande Cache has entered into a coal sale agreement with the Trading Co. for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by March 31, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance up to U.S. $4,000,000 to Grande Cache to be used by Grande Cache for certain development activities and operations of its properties in the Smoky River Coalfield. The funds are held by an escrow agent and the Trading Co.'s approval is required for each draw by Grande Cache. Interest is payable on the outstanding balance. Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. As security for this advance, Grande Cache granted the Trading Co. a debenture on all present and after-acquired property of Grande Cache. Grande Cache must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain the discharge of the debenture. As at June 25, 2004, the Trading Co. has advanced U.S. $4,000,000 to Grande Cache pursuant to the advance payment agreement.

Grande Cache has also entered into a memorandum of understanding with an integrated steel producer in Korea to supply an aggregate of approximately 3,000,000 tonnes of metallurgical coal through to and including the coal year April 1, 2009 to March 31, 2010. As is customary in the international trade in metallurgical coal, the price under these multi-year commitments will be negotiated annually.

Traditionally, steel companies in Europe have been important customers for the products Grande Cache will produce. Grande Cache plans to pursue market opportunities in Europe and other market areas. The Corporation is in a position to take advantage of the fact that most potential customers are familiar with the metallurgical coals produced from the Smoky River Coalfield which coals have an excellent reputation and acceptance in the market.

INDUSTRY CONDITIONS

Grande Cache is regulated by federal, provincial and local laws regarding such diverse matters as employee health and safety, permitting and licensing, and protection of the environment. In addition, future consumers of Grande Cache's products are subject to regulation regarding the manner in which they use certain of Grande Cache's products and changes in these regulations could affect the demand for such products.

Alberta and the Canadian federal government have established approval processes, environmental standards and reclamation guidelines specific to the coal industry. Mining activities in Alberta are monitored by regulatory authorities, including the AEUB and Alberta Environment. Examples of federal and provincial legislation that govern Grande Cache's operations include the *Fisheries Act* (Canada), the *Canadian Environmental Protection Act, 1999*, the *Coal Conservation Act* (Alberta), the EPEA and the *Water Act* (Alberta).

Grande Cache's policy is to minimize the impact of its operations on the environment through its policies and practices, and to comply with applicable laws and regulations. To date, Grande Cache has not incurred any material remediation expenses or had any material fines levied against it relating to non-compliance with applicable laws. Further, Grande Cache is not presently a party to any investigations or proceedings where it is alleged that Grande Cache is in material violation of any environmental laws.

Outlined below are some of the principal aspects of legislation and regulations governing Grande Cache's coal mining operations in Alberta.

Real Property and Mining Taxes

The real property holdings of Grande Cache are held through Alberta Crown coal leases. Alberta Crown coal leases are granted, under the *Mines & Minerals Act* (Alberta), for a term of 15 years and are renewable, subject to, the regulations in force at the time of renewal, terms and conditions prescribed by order of the Alberta Minister of Energy and consideration of remaining coal

reserves. Annual lease rental rates are $3.50 per hectare. Bituminous coal under Crown coal lease is subject to royalties which are levied based on mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of one percent of the mine-mouth value of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and a 10 percent return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13 percent of the net revenue earned from Crown leases for a calendar year.

Permits, Licenses and Approvals

Mine sites require numerous permits, licenses and approvals in order to operate, and various regulatory authorities supervise mining operations to ensure that the conditions and standards which apply to mining activities are adhered to. Operation of Grande Cache's properties will require regular and open communication between management and regulatory authorities as existing permits, licenses and approvals require periodic updating and renewal. New applications will be filed from time to time in order to commence and expand mining operations. In this regard, Grande Cache will be required to submit detailed mining and environmental data in order to commence, renew and extend mining activities.

Grande Cache's area of operations will be contained within the boundaries of the mine permit designated by AEUB. The main mine operating approval required by the AEUB is a mine license issued under the *Coal Conservation Act* (Alberta). The mine license establishes conformance with an engineered mine plan.

Mining operations also require a number of approvals issued pursuant to the EPEA, which regulates the environmental aspects of mine and coal handling operations, the reclamation of mine land, the deposit of waste and the discharge of various substances resulting from mining operations, and the *Water Act* (Alberta), which regulates water use, and the diversion or alteration of watercourses. The EPEA approval will require that land disturbed in connection with mining operations be reclaimed by Grande Cache.

Grande Cache's operations in Alberta are also subject to the *Fisheries Act* (Canada) which prohibits the deposit of a toxic substance into waters that are inhabited by fish and the destruction of fish habitat. Provisions of the *Fisheries Act* (Canada) require that a permit be obtained to allow new activities or discharges that may impact aquatic habitats, including new operations at river and stream crossings. Further, new operations at rivers, streams or other bodies of water may require an approval under the *Navigable Waters Protection Act* (Canada). Other federal statutes that apply to Grande Cache's operations include the *Canadian Environmental Protection Act, 1999*, which regulates the use of substances that are considered to be toxic, and the *Explosives Act* (Canada), which regulates the use of explosives.

Other than as set forth in "Risk Factors", Grande Cache is not aware of any matters which would hinder its ability to obtain or renew the permits, licenses and approvals which it requires.

Environmental Assessment

Under both Canadian federal and provincial laws, new mining projects and significant expansions to existing mines are subject to environmental assessment legislation that establishes a formal regulatory structure for assessing existing environmental conditions, identifying potential environmental impacts from the proposed mining operation and developing extensive environmental management programs to mitigate significant impacts. Approvals of new projects and the expansion of existing approvals often are not granted until an environmental assessment is completed, including consultation with members of the public and other affected stakeholders.

The approval of a new mine or the modification of an existing coal mine in Alberta is subject to the environmental assessment procedures set out under the EPEA and the regulations made thereunder. Pursuant to this legislation, any project that may have a significant adverse effect upon the environment can be required to undergo an environmental assessment if it is in the public interest to do so.

Under the *Canadian Environmental Assessment Act*, the requirement for an environmental assessment can be triggered if the mining project involves federal lands, aboriginal reservations, federal monies or requires a federal license, permit or approval.

Occasionally, a mining project will fall under both the provincial and federal environmental assessment regimes. Bilateral cooperation agreements between the federal government and certain provinces, including Alberta, provide a framework for coordinating and streamlining the environmental assessment process for projects that require an environmental assessment by both levels of government. As a result, a project will undergo a single environmental assessment that meets the legal requirements of both the provincial and federal government.

Releases

Federal and provincial environmental legislation regulates the discharge or release of substances into the environment. Generally, these regulations prohibit unauthorized releases that have an adverse effect or potentially adverse effect on or otherwise impair the environment. Grande Cache has provision for an Environmental Management System ("**EMS**") that incorporates measures to prevent unauthorized releases and appropriate emergency response procedures and training programs to minimize any environmental impact from its operations. The EMS will be formalized in accordance with the terms and conditions of the EPEA approval. The EMS will be an integral part of Grande Cache's mining operations and aid in the continual improvement of environmental performance. Grande Cache will identify regulatory and environmental aspects of its business, implement standard practices and procedures, train employees and maintain adequate emergency response capabilities for environmental matters. Grande Cache's corporate EMS will incorporate major elements of the ISO 14001 program such as tracking its record of environmental compliance. Grande Cache's corporate goal is to achieve environmentally responsible operations and full compliance with all applicable environmental laws.

Reclamation Activities

Many of the mining approvals that Grande Cache needs in order to undertake mining activities require that Grande Cache reclaim the land disturbed as a result of mining. Reclamation of mined land is a priority for Grande Cache.

In Alberta, reclamation activities are governed by the approval issued under the EPEA. Mine operators are required to submit an annual report to the AEUB and Alberta Environment that includes a report on reclamation activities. Inspectors from Alberta Environment regularly inspect sites to confirm compliance with approved reclamation plans.

The Alberta Government requires security to be posted for reclamation obligations based on forecasted costs to reclaim mined sites. This requirement for security is often satisfied by posting letters of credit issued by a Canadian chartered bank.

Aboriginal Rights Claims

Canadian courts have recognized that aboriginal peoples may continue to have certain rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded which extinguish those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

The Aseniwuche Winewak Nation of Canada has identified a traditional land use area that encompasses a broad area of west central Alberta, including Grande Cache's lease areas. The Aseniwuche Winewak Nation of Canada strives to achieve economic enhancement for its constituents. The Metis Nation of Alberta also has significant representation in the Grande Cache area. Discussions on joint agreements respecting mutual support and environmental monitoring are in progress with these aboriginal groups.

RISK FACTORS

An investment in the Corporation's securities should be considered highly speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and mining of, coal reserves. An investment in the Corporation's securities involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this Annual Information Form before making an investment decision. There can be no assurance that Grande Cache's future exploration and development efforts will result in the discovery and development of commercial accumulations of coal.

Exploration, Development and Production Risks

Coal mining operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Grande Cache depends on its ability to find, acquire, develop and commercially produce coal. A future increase in Grande Cache's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Grande Cache will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Grande Cache may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that commercial quantities of coal will be discovered or acquired by Grande Cache.

Establishment of a coal reserve and development of a coal mine does not assure a profit on the investment or recovery of costs. In addition, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Coal exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as environmental hazards and industrial accidents, each of which could result in substantial damage to mines, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Grande Cache is not fully insured against all of these risks, nor are all such risks insurable. Although Grande Cache maintains liability insurance in an amount that it considers consistent with industry practice for a company in the exploration and development stage, the nature of these risks is such that liabilities could exceed policy limits, in which event Grande Cache could incur significant costs that could have a material adverse effect upon its financial condition. Coal mining operations are also subject to all the risks typically associated with such operations, including encountering unexpected mining conditions, pit wall slides and pit flooding. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Stage of Development

Grande Cache's properties are in the exploration and development stage and Grande Cache does not have an operating history. Grande Cache is not currently operating profitably and Grande Cache has never earned a profit. As a result, there can be no assurance that Grande Cache will be able to develop and operate its properties, or any one of them, profitably, or that its activities will generate positive cash flow. As a result of Grande Cache's lack of operating history, it faces many of the risks inherent in starting a new business.

Six of Grande Cache's seven coal leases, including No. 7 Lease, No. 8 Lease and No. 16 Lease, all stipulate, among other things, that Grande Cache commence development of No. 7-4 Mine by September 30, 2004 and achieve average coal production of 15,000 tonnes per month from the No. 7-4 Mine by December 31, 2004. Failure of Grande Cache to meet either of these milestones may result in the Alberta Minister of Energy terminating the coal leases upon written notice to Grande Cache. Coal lease no. 1303010775 owned by Grande Cache stipulates, among other things, that Grande Cache commence development of No. 12S B2 Mine by September 30, 2004 and achieve average coal production of 10,000 tonnes per month by December 31, 2004. Failure of Grande Cache to meet either of these milestones may result in the Alberta Minister of Energy terminating the coal lease upon written notice to Grande Cache.

In order for Grande Cache to process coal it must enter into an agreement with the Alberta Government concerning the long-term operation of the processing plant and associated facilities and the final plant decommissioning and reclamation of the site. Grande Cache has been in discussions with the Alberta Government concerning the agreement and anticipates that an agreement will be entered into with the government.

Coal exploration and mining involves a high degree of risk. The amounts attributed to Grande Cache's interest in its properties reflected in its financial statements represent acquisition and exploration and development expenses and should not be taken to represent realizable value. Hazards such as unusual or unexpected mining conditions are involved.

Fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines. Unknowns with respect to market demand, coal pricing and mining conditions are involved. Existing and future environmental laws may cause additional expenses and delays in Grande Cache's activities, and they may render Grande Cache's properties uneconomic. Grande Cache has limited liability insurance, and Grande Cache may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on Grande Cache's financial position.

Competition

The coal mining industry is competitive in all its phases. Grande Cache competes with numerous other participants in the search for, and the acquisition of, coal properties and in the marketing of coal. Grande Cache's competitors include coal mining companies that have substantially greater financial resources, staff and facilities than those of Grande Cache. Grande Cache's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects. Competitive factors in the distribution and marketing of coal include price and methods and reliability of delivery.

Coal Price and Volume Volatility

Grande Cache's profits, if any, will be directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond the control of Grande Cache including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. Current production problems at mines in Australia and the United States are expected to be resolved in 2004, which could exert downward pressure on metallurgical coal prices. Grande Cache's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions which is beyond the control of Grande Cache. The combined effects of any or all of these factors on coal price or volume is impossible for Grande Cache to predict. If realized coal prices fall below the full cost of production of any of Grande Cache's operations and remain at such level for any sustained period, Grande Cache will experience losses and may decide to discontinue that operation forcing Grande Cache to incur closure and/or care and maintenance costs, as the case may be.

Dependence Upon the Steel Industry

Metallurgical coal demand is a function of world wide economic growth and steel production. The growth of metallurgical coal demand has been slow and steady and is not expected to accelerate appreciably in the future. The steel industry is cyclical in nature and demand is affected by a number of factors including international economic conditions and interest rates. Materials such as aluminum, composites and plastics are substitutes for steel and an increase in their usage could adversely affect the demand for steel, and consequently, the demand for metallurgical coal.

Coal Transportation

Grande Cache's export sales will be dependent on rail and ship transportation. Grande Cache's properties are all serviced by a single rail system. Management of Grande Cache anticipates that export coal will be loaded into seagoing vessels at a west coast terminal. Service interruption by the rail carrier or port facilities may result in lost sales. Significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production at the affected operation above realized coal prices. To the extent such increases are sustained, Grande Cache could experience losses and may decide to discontinue that operation forcing Grande Cache to incur closure and/or care and maintenance costs, as the case may be.

Exchange Rates

Grande Cache's export sales are expected to be primarily denominated in United States dollars. The fluctuation of the exchange rate value of the Canadian and United States dollars will directly impact the revenues realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of Grande Cache's international competitors will impact the ability of Grande Cache coal products to compete in foreign markets.

Additional Funding Requirements

Grande Cache anticipates making capital expenditures estimated at $48.9 million to develop No. 16 East Mine in Year 2 of the Project and capital expenditures estimated at $31.3 million to develop No. 8 Mine in Year 7 of the Project. Grande Cache will have to obtain additional debt or equity financing to the extent that the capital expenditures are not funded by internally generated cash flow. In addition, Grande Cache anticipates making substantial capital expenditures for the acquisition, exploration, development and production of coal reserves in the future. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Grande Cache. The inability of Grande Cache to access sufficient capital for its operations could have a material adverse effect on Grande Cache's financial condition, results of operations or prospects.

Issuance of Debt

From time to time Grande Cache may issue debt to fund the capital expenditures to develop No. 16 East Mine in Year 2 of the Project and No. 8 Mine in Year 7 of the Project, its ongoing operations or to acquire assets or the shares of other corporations. This may increase Grande Cache's debt levels above industry standards. Depending on future exploration and development plans, Grande Cache may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Grande Cache's articles nor its by-laws limit the amount of indebtedness that Grande Cache may incur. The level of Grande Cache's indebtedness from time to time, could impair Grande Cache's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Title to Assets

Grande Cache's properties may be subject to native land claims or government regulations. Although title reviews may be conducted prior to the purchase of coal properties, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Grande Cache's claim which could result in a reduction or extinguishment of the revenue received by Grande Cache.

Reserve and Reserve Estimates

While the estimates of reserves included in this prospectus have been prepared in accordance with industry standards and applicable law based on information which Grande Cache believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves. For example, the estimation of reserves in accordance with applicable standards involves a determination of economic recovery of minerals, which in turn requires Grande Cache to make assumptions regarding the future price of Grande Cache's products and the cost of recovery, as well as other factors that are beyond Grande Cache's control. Market price fluctuations for coal as well as increased production costs or reduced recovery rates, may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves. Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect Grande Cache's future results of operations and financial condition.

For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of Grande Cache's reserves, may vary materially from estimates. The estimates of reserves described in this prospectus therefore may not accurately reflect Grande Cache's actual reserves and may need to be restated in the future.

Mining Risks and Insurance

Grande Cache's exploration, development and mining operations are subject to conditions beyond Grande Cache's control which can affect the cost of exploration, development and mining at particular sites for varying lengths of time. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Grande Cache does not presently have insurance, in any significant amounts, covering its properties. Grande Cache intends to obtain insurance in accordance with industry standards to address certain of these risks, however such insurance has limitations on liability that may not be sufficient to cover the full extent

of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Grande Cache may not elect to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Grande Cache. The occurrence of a significant event that Grande Cache is not fully insured against, or the insolvency of the insurer of such event, could have the material adverse effect on Grande Cache's financial position, results of operations or prospects. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to Grande Cache or to other companies within the industry. To the extent that Grande Cache is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to Grande Cache. Should Grande Cache be unable to fully fund the cost of remedying an environmental problem, Grande Cache may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Changes in Legislation

There can be no assurance that income tax laws, royalty regulation and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects Grande Cache. There can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favour Grande Cache's competitors leading to reduced international coal prices and demand for coal products that Grande Cache intends to produce.

Government Regulation

Government authorities regulate the coal mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. This legislation has had and will continue to have a significant effect on Grande Cache's operations and competitive position. Future legislation may also adversely impact Grande Cache's operations by hindering the Corporation's mining operations or by increasing its costs. Grande Cache's lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining of and exploration of mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of Grande Cache's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Grande Cache must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. See "Industry Conditions".

The burning of coal results in the production of various combustion products including sulphur oxides, nitrous oxides and carbon dioxide. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the International Convention on Climate Change, has stated its intention to reduce overall greenhouse gas emissions to 6% less than 1990 levels by no later than 2012. Many other countries are also party to the International Convention on Climate Change and have announced similar intentions to limit greenhouse gas emission. The carrying out of these intentions could reduce demand for Grande Cache's coal products which in turn could have a material adverse effect on Grande Cache's future results of operations and financial condition.

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate access, environmental and health and safety and other matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Also private individuals and the public at large possess rights to comment on and otherwise engage in the permitting, licensing and approval process, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by Grande Cache to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict Grande Cache's ability to conduct its mining operations or to do so profitably.

United Nations Framework Convention on Climate Change

Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an

international agreement which sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Parliament has voted to ratify this agreement. Should this agreement enter into force, Canada will be committed to limiting its net greenhouse gas emissions to 6% below the levels emitted in 1990. Recent statements from the federal government indicate that no particular industry sector will be discriminated against under the agreement. Canada's current level of greenhouse gas emissions significantly exceeds the agreed to limit. The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Grande Cache will depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on the operations of Grande Cache. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions may affect the demand for coal as well as increase production and transportation costs.

Environmental

All phases of the coal mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with coal mining operations. The legislation also requires that mines and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Grande Cache to incur costs to remedy such discharge. Although Grande Cache believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Grande Cache's financial condition, results of operations or prospects. See "Industry Conditions".

Dividends

To date, Grande Cache has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of Grande Cache's earnings, financial requirements and other conditions existing at such future time.

Conflicts of Interest

Certain directors of Grande Cache are also directors of other mineral resource companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Conflicts of Interest".

Reliance on Key Personnel

Grande Cache's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Grande Cache. Grande Cache does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grande Cache are likely to be of central importance. In addition, the competition for qualified personnel in the coal mining industry is intense and there can be no assurance that Grande Cache will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Grande Cache.

Time Commitment of Officers and Directors of Grande Cache

Certain of the officers and directors of Grande Cache will only devote a portion of their time to the business and affairs of Grande Cache.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the shares in Grande Cache's share capital.

Common Shares

Grande Cache is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Grande Cache. Subject to the rights of the holders of Preferred Shares and any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the board of directors and upon liquidation, dissolution or winding-up to receive the remaining property of Grande Cache.

Preferred Shares

Grande Cache is authorized to issue an unlimited number of preferred shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Grande Cache prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Grande Cache, whether voluntary or involuntary, the preferred shares are entitled to preference over the Common Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

MARKET FOR SECURITIES

Grande Cache's Common Shares are listed on the TSX under the symbol "GCE". The closing price ranges and volume traded on the TSX during each month of 2004 as reported by the TSX is set forth below.

2004	High	Low	Volume
May (1)	$3.25	$2.65	5,640,600
June (to June 24)	$3.60	$3.00	4,406,800

Note:
(1) Grande Cache's Common Shares commenced trading on the TSX on May 12, 2004.

DIVIDEND POLICY

The Corporation's current policy is to retain future profits for growth. The Corporation has not yet commenced commercial production and has no source of revenue at this time. As a result, no dividends have been paid on the Corporation's shares during the three most recently completed financial years. The Corporation's dividend policy is reviewed periodically by the board of directors and is subject to change, depending on earnings of the Corporation, financial requirements and other factors, as appropriate. As at the date hereof, the Corporation does not intend to change its dividend policy. There are no restrictions that could prevent the Corporation from paying dividends.

HUMAN RESOURCES

Grande Cache had nine full-time employees at March 31, 2004, four of which were located at the Corporation's head office in Calgary.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information in respect of Grande Cache's directors and executive officers.

Name and Municipality of Residence	Positions and Offices Held	Principal Occupations During the Five Preceding Years	Period of Service as Director
Robert H. Stan [(3)] Calgary, Alberta	President and Chief Executive Officer and Director	President (since February 2001) and Chief Executive Officer (since September 2002) of Grande Cache. From April 1, 2000 to February 2001, Vice-President of Westpine Inc. (a private mining investment company). Prior to March 31, 2000, Vice-President, Marketing and Business Development of SRCL (a private metallurgical coal producer).	July 2000 to present
Robert G. Brawn [(1)(2)(3)] Calgary, Alberta	Chairman and Director	President of 738831 Alberta Ltd. (a private investment company) since May 20, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy Inc., a wholly owned subsidiary of Acclaim Energy Trust. Prior thereto, Chairman of Danoil Energy Ltd. (a predecessor of Acclaim Energy Inc.).	March 2001 to present
Barry T. Davies Calgary, Alberta	Director	President of Westpine Inc. (a private mining investment company) since April 1, 2000. From June 1997 to March 31, 2000, President and Chief Operating Officer of SRCL.	July 2000 to present
Donald J. Douglas [(1)(2)] Calgary, Alberta	Director	President and Chief Executive Officer of United Inc. (a private property development company).	March 2001 to present
Donald R. Seaman [(1)(2)(3)] Calgary, Alberta	Director	President of D.R.S. Resource Investments Inc. (a private investment company).	March 2001 to present
Thomas E. Pierce Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Grande Cache since March 15, 2004. From 1992 to March 15, 2002, various senior financial positions with Fording Coal Limited, Fording Inc., Fording Canadian Coal Trust and Elk Valley Coal Corporation.	-
Eugene Wusaty Calgary, Alberta	Vice-President, Operations, General Manager and Chief Operating Officer	Vice-President, Operations, General Manager and Chief Operating Officer of Grande Cache since March 1, 2004. From March 2003 to March 1, 2004, Manager,	-

Name and Municipality of Residence	Positions and Offices Held	Principal Occupations During the Five Preceding Years	Period of Service as Director
		Mining for Elk Valley Coal Corporation. Prior thereto, Manager, Mining for Fording Coal Limited from November 1988 to February 2003.	
Fred D. Davidson Calgary, Alberta	Corporate Secretary	Partner (since January 2002), and prior thereto, Associate, Burnet, Duckworth & Palmer LLP (a law firm).	-

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.

As at June 25, 2004, the directors and executive officers of Grande Cache as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 3,336,961 Common Shares, representing approximately 9.2% of the outstanding Common Shares.

The term of office of each of the directors expires at the next annual meeting of shareholders of the Corporation to be held on August 11, 2004.

Robert H. Stan, the President, Chief Executive Officer and a director of the Corporation, was the Vice-President, Marketing and Business Development of SRCL from July 1997 to March 31, 2000. On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. PricewaterhouseCoopers Inc. was appointed the receiver of SRCL. SRCL's assets were sold through a sealed-bid process conducted from May through October 2000. Barry T. Davies, a director of the Corporation, was the President and Chief Operating Officer of SRCL from June 1997 to March 31, 2000.

CONFLICTS OF INTEREST

Certain directors of the Corporation are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation. Grande Cache is not aware of any existing or potential material conflicts of interest between Grande Cache and any director or officer of Grande Cache.

PROMOTER

Robert H. Stan may be considered to be a promoter of Grande Cache during the three most recently completed financial years of Grande Cache by reason of taking the initiative in organizing the business of Grande Cache. As at June 25, 2004, Mr. Stan beneficially owned, directly or indirectly, or exercised control over 941,200 Common Shares, representing approximately 2.6% of the outstanding Common Shares. Mr. Stan has not received and will not receive, directly or indirectly, anything of value from Grande Cache except as disclosed under "Interest of Management and Others in Material Transactions" and as set forth below.

1. On July 3, 2001, Mr. Stan was granted options to acquire 25,000 Series 1 Preferred Shares at an exercise price of $1.00 per share.

2. On February 6, 2004, Mr. Stan exercised 25,000 options to acquire 25,000 Series 1 Preferred Shares at an exercise price of $1.00 per share which exercise price was satisfied through the provision of management services to Grande Cache by Mr. Stan.

3. On March 22, 2004, $378,750 of contingent management fees owing to Westpine Inc., a company one-half indirectly owned by Robert Stan and his spouse was converted into 366,334 Common Shares.

4. On March 22, 2004, Mr. Stan was granted options to purchase 300,000 Common Shares as at exercise price of $1.00 per share on or before March 21, 2009.

5. During Grande Cache's three financial years ended March 31, 2004, Mr. Stan was indirectly paid management fees of $358,500 in his capacity as President and Chief Executive Officer of Grande Cache.

INTERESTS OF EXPERTS

Other than WIMC, Grande Cache's independent mining consultants (the "**Expert**"), no person or company is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Grande Cache during, or relating to, Grande Cache's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company.

There are no registered or beneficial interests, direct or indirect, in any securities or other property of Grande Cache or of one of Grande Cache's associates or affiliates (i) held by the Expert when the Expert prepared the statement, report or valuation, (ii) received by the Expert after the time that the Expert prepared the statement, report or valuation, or (iii) to be received by the Expert. In addition, no director, officer or employee of the Expert is or is expected to be elected, appointed or employed as a director, officer or employee of Grande Cache or of any associate or affiliate of Grande Cache.

LEGAL PROCEEDINGS

There are no material legal proceedings to which Grande Cache is a party or of which any of its property is the subject, nor are any such proceedings known to Grande Cache to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Grande Cache, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Grande Cache's outstanding voting securities, and no associate or affiliate of any of the persons or companies referred to above, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Grande Cache except as disclosed elsewhere in this Annual Information Form and as follows:

1. On February 8, 2001, Grande Cache issued Donald Douglas, a director of Grande Cache, 23,346 Common Shares and 55,000 Series 1 Preferred Shares in satisfaction of $55,009 worth of financial consulting services Mr. Douglas provided to Grande Cache in connection with certain equity financings.

2. Grande Cache has paid $172,500 in management fees in respect of services provided by Barry Davies, a director of Grande Cache, to Westpine Inc., a company indirectly owned by Robert H. Stan (the President, Chief Executive Officer and a director of Grande Cache) and his spouse and Mr. Davies (a director of Grande Cache) and his spouse. In addition, Grande Cache accrued contingent management fees in the amount of $172,250 to Westpine Inc. in respect of management services provided by Mr. Davies which contingent management fees were converted into 167,476 Common Shares of Grande Cache on March 22, 2004.

3. On September 29, 2000, Grande Cache acquired all of the issued and outstanding shares of Smoky River International Inc. from Richard Hillary, James Decker, Keith Allan (former directors of Grande Cache) and Westpine Inc. (a company indirectly owned by Robert Stan, the President, Chief Executive Officer and a director of Grande Cache, Barry Davies, a director of Grande Cache, and their spouses) in consideration of the aggregate issuance of 140,873 Series 1 Preferred Shares as follows: Messrs. Hillary and Decker were each issued 17,155 Series 1 Preferred Shares, Mr. Allan was issued 64,900 Series 1 Preferred Shares and Westpine Inc. was issued 41,700 Series 1 Preferred Shares.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only contracts that are material to Grande Cache and that were entered into within the most recently completed financial year, or before the most recently completed financial year, and

which are still in effect are the Regulatory Escrow Agreement and the Voluntary Escrow agreement referred to under "Escrowed Securities".

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is Grande Cache's transfer agent and registrar. The registers of transfers of Grande Cache's Common Shares are located in Calgary, Alberta and Toronto, Ontario.

ESCROWED SECURITIES

The following table sets forth details regarding the number of securities of Grande Cache which, to the knowledge of Grande Cache are held in escrow.

Designation of Class	Number of Securities Held in Escrow (1)(2)	Percentage of Class (3)
Common Shares	3,865,667	10.6%
Options to purchase Common Shares	950,000	67.9%

Notes:

(1) Pursuant to an escrow agreement (the "**Regulatory Escrow Agreement**") dated as of May 12, 2004 among the Corporation, Computershare Trust Company of Canada (the "**Regulatory Escrow Agent**") and the Escrowed Securityholders in the form required by National Policy 46-201, the Escrowed Securityholders deposited in escrow an aggregate of 3,865,667 Common Shares and options to purchase an aggregate of 950,000 Common Shares (collectively, the "**Escrowed Securities**") with the Regulatory Escrow Agent. The Regulatory Escrow Agreement provides that the Escrowed Securities will be released from escrow over a period of 18 months ending November 12, 2005. Twenty-five percent of the Escrowed Securities were released upon closing of the Offering on May 12, 2004 and deposited pursuant to terms of the Voluntary Escrow Agreement and 25 percent of the Escrowed Securities will be released on November 12, 2004, May 12, 2005 and November 12, 2005.

(2) Pursuant to an agreement (the "**Voluntary Escrow Agreement**") dated as of May 12, 2004 among Burnet, Duckworth & Palmer LLP (the "**Voluntary Escrow Agent**"), Salman Partners Inc. and the Escrowed Securityholders, the Escrowed Securityholders agreed to deposit in escrow with the Voluntary Escrow Agent the Escrowed Securities as they are released from the Regulatory Escrow Agreement which Escrowed Securities may be released to the Escrowed Securityholders only with the consent of Salman Partners Inc., except as provided below: (a) the Voluntary Escrow Agent shall automatically release all of the Escrowed Securities from escrow on the earlier to occur of: (i) the sale of all or substantially all of the shares or assets of the Corporation; and (ii) one-third of the Escrowed Securities will be released from escrow on November 12, 2004, May 12, 2005 and November 12, 2005; (b) a holder of Escrowed Securities may direct the Voluntary Escrow Agent to tender any or all of the holders' Escrowed Securities to a take-over bid made to all or substantially all of the holders of Common Shares pursuant to which the offeror, if successful, will control directly or indirectly greater than 50% of the votes attaching to all of the outstanding Common Shares; (c) the Escrowed Securities may be transferred to such person, firm or corporation as shall be legally entitled to be or become the registered owner thereof by reason of the bankruptcy, liquidation, receivership or death of the holder; (d) the Escrowed Securities may be pledged or transferred in order to secure the *bona fide* indebtedness of a holder to a bank, trust corporation or other financial institution; and (e) the Escrowed Securities may be sold, assigned or transferred to an associate of the holder (as that term is defined in the *Securities Act* (Alberta)).

(3) The 3,865,667 Common Shares which are subject to escrow represent approximately 10.6% of the outstanding Common Shares as at June 25, 2004. The options to purchase 950,000 Common Shares which are subject to escrow represent approximately 67.9% of the outstanding options to purchase Common Shares as at June 25, 2004.

PRIOR SALES

There is no class of securities of Grande Cache that is outstanding but not listed or quoted on a marketplace.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Grande Cache's securities and securities authorized for issuance under equity compensation plans is contained in Grande Cache's information circular for its annual meeting of shareholders to be held on August 11, 2004. Additional financial information is provided in Grande Cache's audited consolidated financial statements and management's discussion and analysis for the financial year ended March 31, 2004.

Additional information relating to Grande Cache including the materials listed in the preceding paragraphs may be found on SEDAR at www.sedar.com.

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Grande Cache Coal Corporation ("Grande Cache")
   Suite 510, 703 – 6th Avenue S.W.
   Calgary, Alberta T2P 0T9

2. **Date of Material Change:**

   May 12, 2004.

3. **News Release:**

   A press release disclosing the details discussed in this Material Change Report was issued by Grande Cache on May 12, 2004 and disseminated through the facilities of a recognized newswire service.

4. **Summary of Material Change:**

   On May 12, 2004, Grande Cache completed its initial public offering of 22,000,000 common shares (the "Shares") at a price of $2.60 per Share for gross proceeds to Grande Cache of $57,200,000.

5. **Full Description of Material Change:**

   On May 12, 2004, Grande Cache completed its initial public offering of 22,000,000 Shares at a price of $2.60 per Share for gross proceeds to Grande Cache of $57,200,000.

   The offering was made through a syndicate of agents led by Salman Partners Inc. and including BMO Nesbitt Burns Inc. and Haywood Securities Inc. The net proceeds from the offering will be used by Grande Cache to fund the initial capital expenditures to develop and equip the No. 7-4 underground mine, the refurbishment of the coal processing plant, to deposit reclamation security with the Alberta Government, to complete the exploration, engineering and permitting of the No. 16 East surface mine and for working capital.

   Grande Cache's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "GCE".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not applicable.

7. **Omitted Information:**

   Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Grande Cache who is knowledgeable of the material change and this report is:

Thomas E. Pierce, Vice-President , Finance and Chief Financial Officer
Telephone: (403) 543-7070
Facsimile: (403) 543-7092

DATED at the City of Calgary, in the Province of Alberta this 12th day of May, 2004.

GRANDE CACHE COAL CORPORATION

Per: *(Signed) Robert H. Stan*
Robert H. Stan
President and Chief Executive Officer

cc: Toronto Stock Exchange

RECEIVED
2004 JUL 26 P 12:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AGENCY AGREEMENT

April 29, 2004

Grande Cache Coal Corporation
510, 703 – 6th Avenue S.W.
Calgary, Alberta T2P 0T9

Attention: Robert Brawn, Chairman
Robert H. Stan, President and Chief Executive Officer

Dear Sirs:

Re: Proposed Issue and Sale of up to 20,000,000 Common Shares of Grande Cache Coal Corporation

We, Salman Partners Inc., as lead agent, and BMO Nesbitt Burns Inc. and Haywood Securities Inc. (collectively, the "**Agents**" and, each individually, an "**Agent**"), understand as set forth below.

1. Grande Cache Coal Corporation ("**Grande Cache**" or the "**Corporation**") proposes to issue and sell up to 20,000,000 common shares (the "**Common Shares**" or the "**Offered Shares**") in the capital of the Corporation at the price of $2.60 per Common Share (the "**Offering Price**") for aggregate gross proceeds of up to $52,000,000. The offering of the Offered Shares (which term shall include any additional Common Shares to be purchased by the Agents on exercise of the Agents' Option described herein) by Grande Cache is referred to as the "**Offering**", and will be the initial public offering by the Corporation.

2. The Corporation has prepared and filed the Preliminary Prospectus, and will prepare and file the Prospectus and all other documents necessary to qualify the distribution of the Offered Shares and the Agents' Warrants in each of the Selling Jurisdictions, all in accordance with the terms of this agreement.

3. The net proceeds from the Offering will be used by the Corporation for the purposes set out in the Prospectus.

Subject to the terms and conditions contained herein and on the basis of the representations and warranties made herein, the Agents hereby agree to act as, and Grande Cache hereby appoints the Agents as, exclusive agents to offer the Offered Shares for sale on the Closing Date (as defined herein). The Agents hereby agree to use their reasonable best efforts to lawfully secure subscriptions therefor, provided the Agents shall not be under any obligation to purchase any of the Offered Shares.

The Agents will be entitled, in their sole discretion, but will not be obligated, to engage other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their sub-agents (collectively such sub-agents are referred to herein as the "**Sub-Agency Group**") to assist in the Offering and to offer them as compensation any part of the Agents' Fee.

In consideration for the Agents' services hereunder, the Agents shall be entitled to the compensation set forth in Article 13.

Set forth below are the further terms and conditions of this agreement.

ARTICLE 1
INTERPRETATION

1.1 In this agreement, the terms set forth below have the meanings ascribed thereto:

"***affiliate***" has the meaning ascribed to that term in the *Securities Act* (Alberta).

"***Agents' Counsel***" means Fraser Milner Casgrain LLP.

"***Agents' Fee***" has the meaning ascribed thereto in section 13.1(a).

"***Agents' Option***" has the meaning ascribed thereto in section 13.1(b).

"***Agents' Warrants***" has the meaning ascribed thereto in section 13.1(c).

"***agreement***" means the agreement resulting from the acceptance by Grande Cache of the offer made by the Agents by this letter, as it may be amended from time to time.

"***Applicable Securities Laws***" means, collectively, all applicable securities, corporate and other laws of each of the Selling Jurisdictions and the respective regulations, rules, policies, instruments and orders made thereunder together with all applicable published orders and rulings of the Securities Commissions.

"***Business Day***" means a day other than a Saturday, a Sunday or a day on which the principal chartered banks located in Calgary, Alberta are not open for business.

"***Canadian GAAP***" means generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Charted Accountants or any successor institute, as amended from time to time.

"***Claims***" has the meaning ascribed thereto in Article 10.

"***Closing Date***" means May 12, 2004 or such earlier or later date as may be agreed to in writing by Grande Cache, and the Agents, each acting reasonably, but in any event not later than June 15, 2004.

"***Closing Time***" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed by Grande Cache and the Agents.

"***Common Shares***" means the shares of common stock in the capital of Grande Cache.

"***Contract***" has the meaning ascribed thereto in section 5.1(l)(ii)(D).

"***Corporation's Counsel***" means Burnet, Duckworth & Palmer LLP.

"***distribution***" means "***distribution***" or "***distribution to the public***", as those terms are defined in the Applicable Securities Laws.

"***Escrow Agreements***" means, collectively, the Regulatory Escrow Agreement and the Voluntary Escrow Agreement.

"***Escrowed Securityholders***" means Robert G. Brawn, Barry T. Davies, Donald J. Douglas, Thomas E. Pierce, Donald R. Seaman, Robert H. Stan, and Eugene Wusaty.

"***Grande Cache Financial Statements***" means:

(a) the consolidated financial statements of Grande Cache, consisting of the balance sheets as at March 31, 2003 and 2002, the statements of loss and deficit and cash flows for the years ended March 31, 2003 and 2002 and for the period from incorporation on July 24, 2000 to March 31, 2001, together with the report of Collins Barrow Calgary LLP thereon and the notes thereto; and

(b) the unaudited consolidated financial statements of Grande Cache, consisting of the balance sheet as at December 31, 2003, and the statements of loss and deficit and statements of cash flow for the nine-month periods ended December 31, 2003 and 2002, as contained in the Prospectus.

"***Grande Cache***" means Grande Cache Coal Corporation, a corporation subsisting under the laws of Alberta and, where the context requires, includes any and all subsidiaries of Grande Cache.

"***Income Tax Act***" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case as amended.

"***Interests***" has the meaning ascribed thereto in section 5.1(q).

"***Lead Agent***" means Salman.

"***Material Subsidiary***" means any subsidiary (within the meaning of the *Business Corporations Act* (Alberta)) of the Corporation, the total assets of which account for at least 5% of the total consolidated assets of the Corporation.

"***Mutual Reliance Procedures***" means the mutual reliance review system procedures provided for under National Policy 43-201 – *Mutual Reliance Review System for Prospectuses and Initial Annual Information Forms*.

"***Offering Documents***" has the meaning given to it in section 4.1(b).

"***Offering***" means the offering by Grande Cache of the Offered Shares pursuant to this agreement.

"***Preliminary Prospectus***" means the preliminary prospectus of Grande Cache dated March 23, 2004, and any amendments thereto, relating to the qualification for distribution of the Offered Shares under Applicable Securities Laws in all the Selling Jurisdictions.

"***Prospectus***" means the (final) prospectus of Grande Cache in the English language to be dated the date hereof relating to the qualification for distribution of the Offered Shares under Applicable Securities Laws in all the Selling Jurisdictions.

"***Purchasers***" means, collectively, each of the purchasers of the Offered Shares arranged by the Agents pursuant to the Offering, including, if applicable, the Agents.

"***Regulatory Escrow Agreement***" means the agreement to be dated at or prior to the Closing Time among Grande Cache, the Trustee and the Escrowed Securityholders.

"***Salman***" means Salman Partners Inc.

"***Securities Commission***" means the applicable securities commission or regulatory authority in each of the Selling Jurisdictions, and "**Securities Commissions**" means all of them.

"***Selling Jurisdictions***" means, collectively, the provinces of British Columbia, Alberta, Manitoba and Ontario.

"***Series 1 Preferred Shares***" means the exchangeable redeemable preferred shares in the capital of Grande Cache.

"***Smoky River***" means Smoky River International Inc., Grande Cache's inactive wholly-owned subsidiary incorporated under the laws of Alberta.

"***Supplementary Material***" means, collectively, any amendment to the Preliminary Prospectus or the Prospectus, any supplemental prospectus or any ancillary materials that may be filed by or on behalf of Grande Cache under the Applicable Securities Laws relating to the distribution of the Offered Shares.

"***Trustee***" means Computershare Trust Company of Canada in its capacity as registrar and transfer agent for the Common Shares.

"***TSX***" means the Toronto Stock Exchange.

"***Voluntary Escrow Agreement***" means the agreement to be dated at or prior to the Closing Time among Salman, the Corporation's Counsel as voluntary escrow agent, and the Escrowed Securityholders.

"***WIMC Report***" means the independent report of WIMC of the Grande Cache Project dated March 18, 2004 and entitled "Technical Report on the Proposed Grande Cache Coal Project prepared for Grande Cache Coal Corporation March 2004 Job No. 4802.A".

"***WIMC***" means Weir International Mining Consultants of Downers Grove, Illinois, United States.

"***1933 Act***" means the United States *Securities Act of 1933*, as amended.

1.2 In addition, the terms "***misrepresentation***", "***material change***" and "***material fact***" shall have the meanings ascribed thereto under the Applicable Securities Laws, "***distribution***" or "***distribution to the public***", as the case may be, shall also have the meanings as defined under the Applicable Securities Laws and "***distribute***" has corresponding meaning.

1.3 The terms "***this agreement***", "***hereto***", "***wherein***", "***hereby***", "***hereunder***", "***hereof***" and similar expressions refer to the agreement of the parties set forth herein and not to a particular paragraph or other portion of this agreement.

1.4 Unless otherwise indicated, all references to "$" or "dollars" in this agreement shall be references to Canadian dollars.

1.5 Headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.6 All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word or pronoun.

ARTICLE 2
PREPARATION AND FILING OF PROSPECTUS

2.1 Grande Cache shall use its best efforts to respond to, and resolve, all comments received from the Securities Commissions on the Preliminary Prospectus and shall prepare and file the Prospectus and all other documents required under Applicable Securities Laws with the Securities Commissions in accordance with Applicable Securities Laws, and obtain as soon as reasonably possible a decision document under the Mutual Reliance Procedures from or on behalf of each of the Securities Commissions, evidencing that a receipt has been issued for the Prospectus by each of the Securities Commissions, and otherwise fulfil all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Selling Jurisdictions through the Agents or any other investment dealer or broker registered to transact such business in the applicable Selling Jurisdiction.

2.2 Grande Cache shall elect and comply in all respects with the Mutual Reliance Procedures, and shall select the Province of Alberta as the principal jurisdiction under the Mutual Reliance Procedures.

2.3 Prior to the filing of the Prospectus, Grande Cache shall have allowed the Agents to participate fully in the preparation of such documents referred to in section 2.1 and shall have allowed the Agents and their advisors and representatives to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as Agents and in order to enable them to responsibly execute the certificate required to be executed by them in the Preliminary Prospectus and the Prospectus, and to obtain, acting reasonably, satisfactory results therefrom. The Agents shall have the option to terminate this agreement if their due diligence inquiries or investigations identify a material adverse circumstance which existed either at the effective date of this agreement but which was not disclosed to the Agents or occurred after the effective date hereof but prior to the Closing Time.

2.4 Until the conclusion of the distribution of the Offered Shares, Grande Cache shall promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under Applicable Securities Laws to continue to qualify the Offered Shares for distribution in the Selling Jurisdictions or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution in the Selling Jurisdictions.

2.5 Grande Cache agrees:

(a) that, until the conclusion of the distribution of the Offered Shares, the Prospectus will fully comply with the requirements of Applicable Securities Laws and will provide full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares, and will not contain any misrepresentation; provided that the Corporation does not covenant with respect to information or statements contained in the Prospectus relating solely to the Agents and furnished to the Corporation by the Agents expressly for inclusion in the Prospectus or omissions from the Prospectus relating solely to the Agents, and the foregoing covenant shall not be considered to be contravened as a consequence of any material change occurring after the date hereof or the occurrence of any event or state of facts after the date hereof if, in each such case, the Corporation complies with Article 4; and

(b) not to withdraw the Preliminary Prospectus or the Prospectus from any of the Selling Jurisdictions without the prior written consent of the Agents.

2.6 Each Agent severally covenants with Grande Cache that it will (and will use its commercially reasonable efforts to cause the members of the Sub-Agency Group to):

(a) conduct all activities in connection with arranging for the sale and distribution of the Offered Shares in compliance with Applicable Securities Laws and the provisions of this agreement;

(b) not, directly or indirectly, sell or solicit offers to purchase the Offered Shares or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by Grande Cache with regulatory requirements under the laws of, or subject Grande Cache (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the Selling Jurisdictions);

(c) not, directly or indirectly, sell, or solicit offers to purchase, any Offered Shares in the United States, or to, or for the account or benefit of, a "U.S. Person" except pursuant to Rule 144A of the 1933 Act (as such term is defined in the 1933 Act);

(d) use all reasonable efforts to complete and to cause the members of the Sub-Agency Group to complete the distribution of the Offered Shares as soon as practicable; and

(e) upon Grande Cache obtaining the necessary receipts therefor from each of the Securities Commissions, deliver one copy of the Prospectus and any Supplementary Material to each of the Purchasers.

2.7 Notwithstanding the foregoing provisions of this Article 2, an Agent will not be liable to Grande Cache under this Article 2 with respect to a default under this Article 2 by another Agent or member of the Sub-Agency Group, as the case may be.

ARTICLE 3
DELIVERY OF DOCUMENTS

3.1 Grande Cache shall deliver or cause to be delivered to each of the Agents at the respective times indicated, the documents set out below:

(a) on the date hereof, a copy of the Prospectus signed and certified as required by Applicable Securities Laws;

(b) prior to the filing with the Securities Commissions of the Prospectus, a "long-form" comfort letter dated not more than two business days prior to the date of the Prospectus, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents from the Corporation's auditors relating to the verification of the financial and accounting information and data (audited and unaudited) contained in the Prospectus, and matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus, to a date not more than two Business Days prior to the date of the letter, and which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Securities Commissions; and

(c) prior to the filing of the Prospectus with the Securities Commissions, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Common Shares has been conditionally approved.

3.2 Grande Cache shall also prepare and deliver promptly to the Agents all Supplementary Material signed and certified as required by Applicable Securities Laws. Concurrently with the delivery of any Supplementary Material, Grande Cache shall deliver to the Agents and Agents' Counsel, with respect to such Supplementary Material:

(a) a comfort letter of the auditors of the Corporation substantially similar to that referred to in section 3.1 (b) and dated the date of the Supplementary Material; and

(b) legal opinions of Corporation's Counsel, in form and substance reasonably satisfactory to the Agents with respect to such matters as the Agents or the Agents' Counsel may reasonably request, relating to such Supplementary Material's compliance with Applicable Securities Laws.

3.3 Delivery of the Prospectus and any Supplementary Material by Grande Cache shall constitute the representation and warranty of Grande Cache to the Agents that:

(a) all information and statements (except information and statements relating solely to the Agents and furnished to the Corporation by the Agents for inclusion in such documents or omissions from such documents relating solely to the Agents) contained in the Prospectus or any Supplementary Material, as the case may be, are true and correct and contain no misrepresentation, and the Prospectus or any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to Grande Cache and the Offered Shares;

(b) no material fact or information has been omitted therefrom (except facts or information relating solely to and provided by any of the Agents) which is required under Applicable Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(c) such documents comply with the requirements of Applicable Securities Laws.

Such deliveries shall also constitute the consent of Grande Cache to the Agents' use of the Prospectus and any Supplementary Material, as the case may be, in connection with the distribution of the Offered Shares in compliance with this agreement unless otherwise advised in writing.

3.4 Grande Cache shall deliver or cause to be delivered to the Agents without charge, as soon as practicable, such number of commercial copies of the Prospectus and in such cities in the Selling Jurisdictions as the Agents may reasonably request by instructions to the commercial printer of the Prospectus given forthwith after the Agents have been advised that the Prospectus has been filed and a receipt therefor has been obtained. Grande Cache shall, as soon as possible following a request from the Agents, deliver or cause to be delivered to the Agents such additional commercial copies of the Prospectus in such numbers and at such locations as the Agents may reasonably request from time to time. Grande Cache shall from time to time deliver or cause to be delivered to the Agents, as soon as practicable, commercial copies of any Supplementary Material in such numbers and at such locations as the Agents may reasonably request from time to time.

ARTICLE 4
MATERIAL CHANGES

4.1 Until the completion of the distribution of the Offered Shares, Grande Cache shall promptly inform the Agents (and confirm such notification in writing) of the full particulars of:

(a) any material change (actual, anticipated, contemplated or threatened) in the assets, liabilities (contingent or otherwise), business, affairs, operations, capital or condition (financial or otherwise) of Grande Cache or its property assets; or

(b) any change in any material fact contained or referred to in the Prospectus (other than any matter relating solely to any of the Agents) or any Supplementary Material (collectively, the "**Offering Documents**"); or

(c) the occurrence of any other fact, event or circumstance which is, or may be, of such a nature as to:

(i) render any of the Offering Documents or any statement therein untrue, false or misleading in any material respect,

(ii) result in any of the Offering Documents containing a misrepresentation, or

(iii) result in any of the Offering Documents not complying with any of the Applicable Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Offered Shares; or

(d) the discovery by the Corporation of any misrepresentation in any part of the Prospectus or Supplementary Materials.

4.2 Grande Cache shall in good faith discuss with the Lead Agent any fact, change, event or circumstance (actual, anticipated, contemplated or threatened) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agents under section 4.1 and, in any event, shall consult with the Agents with respect to the form and content of any amendment or document proposed to be filed by Grande Cache under section 4.3, prior to any such filing being made.

4.3 Grande Cache shall promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Agents and the Agents' Counsel with all applicable filing and other requirements under Applicable Securities Laws arising as a result of any change, fact, event or circumstance referred to in section 4.1 and shall promptly prepare and file under Applicable Securities Laws, within any time limit prescribed under Applicable Securities Laws, any Supplementary Material as may be required under the Applicable Securities Laws; provided that Grande Cache shall allow the Agents and the Agents' Counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Agents may reasonably require in order to fulfil their obligations as Agents and in order to enable the Agents to execute responsibly the certificate required to be executed by them in any Supplementary Material and the Agents shall have approved the form of any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.

4.4 Until the completion of the distribution of the Offered Shares, Grande Cache will promptly inform the Agents (and confirm such notification in writing) of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus, Prospectus or any Supplementary Material or for any additional information;

(b) the issuance by any Securities Commission, the TSX or any other competent authority of any order to cease or suspend trading of any securities of Grande Cache or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt of any communications from any of the Securities Commissions, the TSX or any other competent authority relating to the Preliminary Prospectus, Prospectus or any Supplementary Material or the distribution of the Offered Shares.

4.5 Until the completion of the distribution of the Offered Shares, Grande Cache will promptly provide to the Agents, for review by the Agents and the Agents' Counsel, prior to filing or issuance:

(a) any financial statement of the Corporation;

(b) any press release of the Corporation;

(c) any other document to be filed by the Corporation with any Securities Commission or similar regulatory authority or the TSX; and

(d) any document or information to be sent to shareholders of the Corporation;

provided that any such review shall be completed in a timely manner.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF GRANDE CACHE

5.1 Grande Cache represents and warrants to the Agents and acknowledges that the Agents are relying upon such representations and warranties that:

(a) ***Status*** - Grande Cache is a corporation duly incorporated and organized and is validly subsisting under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this agreement and the Escrow Agreements referred to in the Preliminary Prospectus under "Escrowed Securities" and to perform its obligations hereunder and thereunder.

(b) ***Subsidiaries*** - The Corporation has no Material Subsidiaries and Smoky River, the only subsidiary of Grande Cache, is an inactive corporation.

(c) ***Authority*** - All necessary corporate action has been taken by Grande Cache to authorize the execution and delivery by Grande Cache of this agreement and the Escrow Agreements and the performance by Grande Cache of its obligations hereunder and thereunder, and this agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of Grande Cache enforceable against it in accordance with its terms, and the Escrow Agreements will have been duly authorized, executed and delivered by it at the Closing Time, and will constitute at the Closing Time a valid and legally binding obligation of Grande Cache, enforceable against it in accordance with its terms, subject only to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally,

(ii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments, and

(iii) rights to indemnity and contribution hereunder may be limited under applicable law.

(d) ***Prospectus*** - Grande Cache has all requisite power, capacity and authority to execute and deliver the Prospectus and to file such document with the Securities Commissions, and all necessary action has been taken by Grande Cache to authorize the execution and delivery of the Prospectus and the filing of such document with the Securities Commissions.

(e) ***Grande Cache Financial Statements*** - The Grande Cache Financial Statements:

(i) are in accordance with the books, records and accounts of Grande Cache;

(ii) are true and correct and present fairly the results of operations and the financial position of Grande Cache for the periods ended on, and as at, the dates indicated;

(iii) have been prepared in accordance with Canadian GAAP consistently applied; and

(iv) resent fairly, in accordance with Canadian GAAP, all of the assets and liabilities of Grande Cache as at the dates indicated including all contingent liabilities of Grande Cache as at the dates indicated,

and Grande Cache is not aware of any fact or circumstance, except as disclosed in the Prospectus, presently existing which would render the Grande Cache Financial Statements materially, incorrect.

(f) ***No Material Change in Grande Cache or Smoky River*** – Except as disclosed in the Prospectus, there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Grande Cache or Smokey River (on a consolidated basis) from the position set forth in the Grande Cache Financial Statements and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of Grande Cache and Smokey River (taken as a whole) since March 31, 2003; and except as disclosed in the Prospectus, since that date there have been no material facts, transactions, event or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Grande Cache and Smokey River (taken as a whole).

(g) ***Capital*** - Grande Cache is authorized to issue an unlimited number of Common Shares without nominal or par value and an unlimited number of preferred shares issuable in series. As at the date hereof (and prior to the issuance of the Offered Shares), 6,066,682 Common Shares and 6,825,051 Series 1 Preferred Shares are issued and outstanding as fully paid and non-assessable. In addition, Grande Cache has options outstanding to acquire an aggregate of 1,400,000 Common Shares at an exercise price of $1.00 per share. No other securities of Grande Cache are outstanding as at the date hereof.

(h) ***Transfer Agent*** - Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto is, and will be at the Closing Time, duly appointed as the registrar and transfer agent in respect of the Common Shares.

(i) ***TSX Approval*** - The TSX has conditionally approved the listing of the Offered Shares, subject to the filing of certain documentation with the TSX and the payment of applicable listing fees.

(j) ***Issuance by Grande Cache*** - All of the Common Shares to be issued by Grande Cache hereunder, as described in the Prospectus, will at the Closing Time be duly and validly created and issued and will be fully paid and non-assessable and will conform to the descriptions thereof contained in the Prospectus, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity.

(k) ***No Options*** - Except as disclosed in or contemplated by the Prospectus, no person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Common Shares, or of any unissued interest in or securities of any kind of Grande Cache or any subsidiary of Grande Cache.

(l) ***No Defaults – Common Share Issuance*** - The execution and delivery of this agreement, the Escrow Agreements, the fulfilment of the terms hereof and thereof by Grande Cache and the issuance, sale and delivery of the Offered Shares as contemplated by this agreement and the Prospectus do not and will not:

(i) require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, exchange, Securities Commission, the TSX or other regulatory commission or agency or third party, except those that are required under Applicable Securities Laws or applicable exchange regulations, all of which have been obtained (or will be obtained prior to the Closing Time); or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the constating documents or by-laws of Grande Cache or Smoky River, or any resolutions of any of the directors, shareholders or partners of Grande Cache or Smoky River, or any committee of any of them;

(B) any indenture, agreement or other instrument to which Grande Cache or Smoky River is a party or by which it is contractually bound;

(C) any statute, rule, regulation or law applicable to Grande Cache or Smoky River, including, without limitation, the Applicable Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over Grande Cache or Smoky River; or

(D) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by Grande Cache or Smoky River under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Grande Cache or Smoky River under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which Grande Cache or Smoky River is a party or by which either of them may be bound, or to which either them or any of their respective assets or businesses is subject (each, a "**Contract**"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache or Smoky River, or impair the sale of the Offered Shares or the consummation of the transactions contemplated by this agreement, the Escrow Agreements or by the Prospectus or any Supplementary Material, (2) materially impair Grande Cache's or Smoky River's ability to perform the obligations contemplated in this agreement, the Escrow Agreements the, Prospectus or any Supplementary Material or (3) materially affect the consummation of the transactions contemplated in this agreement, the Escrow Agreements, the Prospectus or any Supplementary Material.

(m) ***No Restrictions on Distributions*** - Grande Cache is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock or other securities, or from paying any interest or repaying any loans, advances or other indebtedness of Grande Cache, except as otherwise described in the Prospectus.

(n) ***Permits*** –Except as disclosed in the Prospectus, Grande Cache or Smoky River hold, or will hold at the Closing Time, all permits, by-laws, leases, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted or as the Prospectus discloses they will be conducted and all such permits, by-laws, leases, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect and in good standing in all material respects or will be in full force and effect and in good standing in all material respects at the Closing Time.

(o) ***Compliance with Laws*** – Each of Grande Cache and Smoky River has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to the Corporation in each jurisdiction in which it conducts its activities.

(p) ***Permits*** – Except as disclosed in the Prospectus, Grande Cache holds all licences, registrations and qualifications in all jurisdictions in which it carries on its business which are necessary or desirable to carry on the business of Grande Cache as now conducted and as presently proposed to be conducted, and all such licenses, registrations

or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of Grande Cache (taken as whole) as now conducted or as proposed to be conduced (other than governmental royalties and income taxes), and to the knowledge of Grande Cache has not received any notice of proceedings relating to the revocation or modification of any such licenses, registrations, permits, authorities or qualifications which, if the subject of an unfavourable decision, ruling or finding, would materially affect the business, operations, financial condition or prospects of the Corporation and its subsidiaries (taken as a whole);

(q) *Title* - Although Grande Cache does not warrant title, Grande Cache does not have reason to believe that it does not have title to or the irrevocable right to produce and sell its coal ("**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under Grande Cache (except those arising in the ordinary course of business, which are not material in the aggregate) and, to the knowledge of Grande Cache, after due inquiry, Grande Cache holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

(r) *WIMC Report* - Grande Cache has made available to WIMC, prior to the issuance of the WIMC Report, for the purpose of preparing such report, all information requested by WIMC, which information did not contain any material misrepresentation at the time such information was so provided. Grande Cache has no knowledge, after due inquiry, of a change in any reserves information provided to WIMC since the date that such information was so provided which would result in a material adverse change to the Grande Cache reserves and other data set out in the WIMC Report. Grande Cache believes that the WIMC Report reasonably presents, as at the effective date thereof, Grande Cache's mineral reserves based upon information available in respect of such reserves at the time such report was prepared and the assumptions contained therein.

(s) *No Claims* - Except as described in the Prospectus, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of Grande Cache or Smoky River), to the best of the knowledge of Grande Cache, after due inquiry, pending or threatened against or affecting Grande Cache or Smoky River or any of their properties, or to which Grande Cache or Smoky River is or may be a party or to which any property of Grande Cache or Smoky River (whether currently owned or to be acquired in the future, including without limitation as a result of the completion of the transactions contemplated in the Prospectus) is or may be subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, or which questions the validity of any action taken or to be taken by Grande Cache or Smoky River pursuant to or in connection with, this agreement or any other transaction or agreement contemplated in the Prospectus.

(t) *Taxes* - Each of Grande Cache and Smoky River has duly and on a timely basis filed all tax returns required to be filed by them, have paid all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required,

and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Grande Cache or Smoky River and, to the best of the knowledge of Grande Cache, after due inquiry, there are no actions, suits, proceedings, investigations or claims threatened or pending against Grande Cache or Smoky River in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

(u) ***Environmental Representations -***

(i) Each of Grande Cache and Smoky River is in material compliance with all applicable laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the "**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances.

(ii) Except as disclosed in the Prospectus, Grande Cache and Smoky River have, collectively, obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "**Environmental Permits**") necessary as at the date hereof for the operation of the business carried on or proposed to be commenced by Grande Cache and Smoky River as contemplated in the Prospectus and each Environmental Permit is valid, subsisting and in good standing and neither Grande Cache nor Smoky River is in material default or breach of any Environmental Permit and no proceeding is pending or threatened to revoke or limit any Environmental Permit.

(iii) To the knowledge of Grande Cache after due inquiry, there has not occurred any material spills, emissions or pollution on any property of Grande Cache or Smokey River for which either may be responsible, nor is Grande Cache or Smokey River the subject of any outstanding stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Law.

(v) ***No Defaults*** - No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by Grande Cache or Smoky River or, to the best of the knowledge of Grande Cache, after due inquiry, any other person, any material obligation, agreement, covenant or condition contained in any Contract.

(w) ***No Cease Trade Orders*** - No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Shares, or any other securities of Grande Cache has been issued or made by any Securities Commission or exchange or any other regulatory authority and is continuing in effect and, to the best of the knowledge of Grande Cache, after due inquiry, no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any such exchange or regulatory authority or under any Securities Laws or other applicable securities legislation.

(x) ***No Labour Disputes*** - No labour dispute with the employees of Grande Cache or Smoky River exists or, to the best of the knowledge of Grande Cache, after due inquiry, is imminent, and Grande Cache is not aware of any existing or imminent labour disturbance by the employees of any of its or Smoky River's principal suppliers, manufacturers, customers, contractors or joint venture partners, which, in either case, may reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache or impair the sale of the Common Shares or the consummation of the transactions contemplated hereby or by the Prospectus or any Supplementary Material.

(y) ***Reporting Issuer*** - Upon filing of the Prospectus and at the Closing Time Grande Cache will be a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction and, to the best of the knowledge of Grande Cache, after due inquiry, will not be in default of any requirement under Applicable Securities Laws.

(z) ***Voting Agreements*** – To the knowledge of Grande Cache, after due inquiry, Grande Cache is not aware of any agreement currently in force or effect which in any manner affects the voting or control of any of the securities of Grande Cache and, at the Closing Time, no such agreement will be in force or effect. Grande Cache is not a party to a unanimous shareholder agreement on other shareholder agreement.

(aa) ***Minute Books*** – In all material respects, the minute books of Grande Cache and Smoky River are complete and correct and contain the minutes of all meetings and all the resolutions of directors (including committees of directors) and shareholders thereof.

(bb) ***No Finder's Fee*** - Except as provided herein, there is no person, firm or corporation acting for Grande Cache entitled to any brokerage or finder's fee payable by on or behalf of Grande Cache in connection with this agreement or any of the transactions contemplated hereunder and in the event any person, firm or corporation acting or purporting to be acting for Grande Cache establishes a claim for any commission or brokerage or finder's fee from the Agents, Grande Cache covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

ARTICLE 6
FURTHER COVENANTS OF GRANDE CACHE

6.1 Grande Cache covenants and agrees with the Agents that it will:

(a) duly, punctually and faithfully perform all obligations to be performed, and covenants made, by it under this agreement;

(b) use its best efforts to obtain, prior to the Closing Time, all necessary approvals of the TSX for the listing of all of the outstanding Common Shares and those issuable on the exercise of outstanding options, warrants, or other rights on the TSX, subject only to the filing of required documents and required distributions;

(c) advise the Agents, promptly after receiving notice thereof, of the time when the Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Agents of each such filing and copies of such receipts;

(d) use the proceeds from the issuance of the Common Shares in the manner described in the Prospectus; and

(e) immediately after the Closing Time, make all necessary arrangements for the exchange (at the cost to the Corporation other than any applicable transfer taxes) of the definitive certificates representing the Common Shares delivered pursuant to section 8.2(a) for certificates representing in the aggregate, the same number of Common Shares in such denominations registered in such names and to be released at the principal office of the Trustee as the Agents may direct at any time and from time to time within 45 days after the Closing Date.

ARTICLE 7
CONDITIONS OF CLOSING

7.1 The obligations of the Agents hereunder shall be subject to the following conditions, which are for the exclusive benefit of the Agents and Purchasers, any of which may be waived, in whole or in part, by the Agents on their own behalf or on behalf of the Purchasers, in their sole discretion:

(a) Grande Cache shall have delivered to the Agents, at the Closing Time, certificates dated the Closing Date addressed to the Agents and signed by the Chief Executive Officer of Grande Cache and the Chief Financial Officer of Grande Cache, or such other senior officer(s) of Grande Cache as may be acceptable to the Agents, certifying for and on behalf of Grande Cache and without personal liability, after having made due enquiries, to the effect that:

(i) Grande Cache has duly complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with and satisfied at or prior to the Closing Time,

(ii) the representations and warranties of Grande Cache contained herein are true and correct as at the Closing Time, with the same force and effect as if made at the Closing Time after giving effect to the transactions contemplated hereby,

(iii) receipts have been issued by the Securities Commissions in the Selling Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Common Shares to be issued and sold by Grande Cache hereunder has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened, and

(iv) to the knowledge of such officers, no event of a nature referred to in sections 14.2(a), (b), (c) or (f) has occurred or is pending, contemplated or threatened;

(b) the Agents shall have received a certificate dated the Closing Date signed by the Corporate Secretary of Grande Cache or any other senior officer of Grande Cache as may be acceptable to the Agents, in form and content satisfactory to the Agents' Counsel, acting reasonably, with respect to:

(i) the articles of incorporation and by-laws or other constating documents of Grande Cache and Smoky River,

(ii) the resolutions of the board of directors of Grande Cache, relevant to the approval of the Prospectus and the signing and filing thereof, the issue and sale of the Offered Shares to be issued and sold by Grande Cache, and the authorization of this agreement and the other agreements and transactions contemplated herein and in the Prospectus, and

(iii) the incumbency and signatures of signing officers of Grande Cache;

(c) the Agents shall be satisfied that the transactions described in the Prospectus as being transactions that will occur or be completed on the Closing Date, have been or will concurrently be completed;

(d) the Agents shall have received a comfort letter, in form and substance satisfactory to the Agents, from the auditors of the Corporation, dated the Closing Date, updating the letter referred to in section 3.1(b) to the Closing Time, provided that such letter may be based on a review by the auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(e) Grande Cache shall have caused Corporation's Counsel to deliver to the Agents and Agents' Counsel a legal opinion dated and delivered the Closing Date, in form and substance reasonably satisfactory to the Agents with respect to such matters as the Agents may reasonably request relating to the Offering including, without limitation:

(i) the due incorporation, continuation or amalgamation, as the case may be, and valid existence of the Corporation,

(ii) the due registration or qualification to carry on business under the laws of each jurisdiction in which the Corporation carries on a material portion of its business as now conducted by it,

(iii) the corporate power and capacity of the Corporation,

(iv) the authorized issued and outstanding capital of the Corporation, including an opinion as to securities of the Corporation issuable pursuant to any agreement, warrant, option or right for the purchase of any unissued securities of the Corporation,

(v) the attributes of the share capital of the Corporation conforms in all material respects with the description thereof contained in the Prospectus,

(vi) the Offered Shares to be issued have been duly authorized, allotted and reserved for issuance and will, when issued, be issued as fully paid and non-assessable,

(vii) the form and terms of the definitive certificates representing the Common Shares have been duly approved and adopted by the directors of the Corporation and comply with all legal requirements relating thereto and to the requirement of the TSX,

(viii) the Offered Shares, when issued, will be eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectus,

(ix) the due and proper appointment of the Trustee,

(x) the due authorization, execution, delivery and enforceability of this agreement and the Escrow Agreements by the Corporation, and the fulfillment of the terms hereof and thereof,

(xi) that the execution and delivery of this agreement and the Escrow Agreements and the sale and delivery of the Offered Shares and the distribution of the Offered Shares do not and will not result in a breach of, and do not and will not create a set of facts which, after notice or lapse of time or both, conflict with any terms, conditions or provisions of the articles of the Corporation, the by-laws or any resolutions of the directors or shareholders of the Corporation, or, so far as Corporation's Counsel is aware, any indenture, contract, agreement (written or oral), instrument, lease or other document to which any of the Corporation or its subsidiaries is a party,

(xii) compliance with all Applicable Securities Laws including, without limitation, the receipt of all necessary regulatory approvals (including, without limitation, the conditional approval of the TSX) relating to the Offering,

(xiii) the issuance of the Offered Shares has been approved by the TSX, subject to applicable filing requirements and evidence of required distribution, and

(xiv) all such other matters as the Agents and Agents' Counsel may reasonably request,

provided, however that in connection with such opinion, Corporation's Counsel may rely on the opinions of local counsel in the Selling Jurisdictions acceptable to Agents' Counsel, acting reasonably, as to the qualification for distribution of the Offered Shares or opinions may be given directly by local counsel of Grande Cache with respect to those items and as to other matters governed by the laws of jurisdictions other than the jurisdictions in which they are qualified to practise, and Corporation's Counsel and local counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of Grande Cache and others;

(f) the Agents shall have received copies of correspondence indicating that Grande Cache has obtained all necessary approvals for the Offered Shares to be listed for trading on the TSX on the Closing Date, subject only to the standard listing conditions acceptable to the Agents; and

(g) the Agents shall have received such other certificates and documents as the Agents may request, acting reasonably.

ARTICLE 8
CLOSING

8.1 The closing of the purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other place as Grande Cache and the Agents may agree in writing.

8.2 At the Closing Time, Grande Cache shall deliver to the Lead Agent, on behalf of the Agents:

(a) one or more definitive global share certificates representing in the aggregate the total number of Common Shares subscribed for, registered in the name of CDS & Co.; and

(b) payment of the fees and expenses payable by Grande Cache to the Agents as provided in this agreement, by way of bank draft or certified cheque payable to or to the direction of the Lead Agent, against payment by the Lead Agent, on behalf of the Agents, to or to the direction of Grande Cache, of the aggregate purchase price for the Offered Shares subscribed for, by wire or electronic funds transfer.

ARTICLE 9
RESTRICTIONS ON FURTHER ISSUES, SALES OR TRANSACTIONS

9.1 Without the prior written consent of the Lead Agent, on behalf of the Agents after consultation with the Agents, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, Grande Cache shall not, directly or indirectly, offer, sell or issue for sale or resale any Common Shares, or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares, or agree to or announce any such offer, sale or issuance, except in conjunction with:

(a) the issuance of the Offered Shares;

(b) the grant or exercise of stock options and other similar issuances pursuant to any share compensation arrangements of Grande Cache existing on the date hereof, or any replacement share incentive plan acceptable to the Agents;

(c) the exercise of any other convertible securities outstanding on the date hereof;

(d) securities issued in connection with any arm's length acquisition, merger, consolidation or amalgamation by or of Grande Cache with any other company or companies; and

(e) securities issued in connection with any arm's length acquisition of assets by Grande Cache.

ARTICLE 10
INDEMNIFICATION BY GRANDE CACHE

10.1 Subject to section 10.2, Grande Cache shall fully indemnify and save harmless each of the Agents, each of their respective affiliates and each of their respective directors, officers, employees, advisors and agents (collectively, the "**Indemnified Parties**" and singularly an "**Indemnified Party**") from and against any and all expenses, losses (other than loss of profit), claims, actions, damages, demands, costs, fines, penalties, taxes, interest and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "**Claims**") to which any Indemnified Party may become subject or otherwise involved, in any capacity, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the engagement and activities of the Agents under this agreement, including without limitation:

(a) any breach, default or failure to perform by Grande Cache of its representations, warranties, covenants or obligations hereunder or under any other document to be delivered pursuant hereto;

(b) any information or statement (except any information or statement relating solely to and provided by any of the Agents expressly for inclusion in the Offering Documents) contained in any of the Offering Documents, any other material filed in compliance or intended compliance with Applicable Securities Laws (which shall include, without limitation, the Preliminary Prospectus) or any certificate of Grande Cache delivered pursuant to this agreement which at the time and in light of the circumstances in which it was made contains, or is alleged to contain, a misrepresentation;

(c) any omission or alleged omission to state in the Offering Documents, any other material filed in compliance or intended compliance with Applicable Securities Laws or any certificate of Grande Cache delivered under this agreement, any fact or information (whether material or not) (except facts relating solely to and provided by any of the Agents) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(d) any order made or enquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any Securities Commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission or a misrepresentation or alleged misrepresentation relating solely to and provided by any of the Agents expressly for inclusion in the Offering Documents) in the Offering Documents or any other materials filed in compliance or intended compliance with Applicable Securities Laws, or based upon any failure of Grande Cache to comply with Applicable Securities Laws preventing or restricting the trading in or the sale of the Common Shares or related activities in any of the Selling Jurisdictions; and

(e) any non-compliance or alleged non-compliance by Grande Cache with any Applicable Securities Laws in connection with the transactions contemplated hereby including non-compliance by Grande Cache with any statutory requirement to make any document available for inspection.

10.2 The indemnity in this Article 10 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) an Indemnified Party has been negligent or dishonest or an Agent has committed any fraudulent act in the course of its performance under this agreement; and

(b) the Claims were directly caused by the negligence, dishonesty or fraud referred to in section 10.2(a).

10.3 Promptly after receiving notice of a Claim or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from Grande Cache, an Indemnified Party will notify Grande Cache in writing of the particulars thereof, provided that the omission to so notify Grande Cache shall not relieve Grande Cache of any liability which Grande Cache may have to any Indemnified Party except and only to the extent that Grande Cache demonstrates that any such delay in or failure to give notice in respect of an actual Claim as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which Grande Cache has under this indemnity.

10.4 Grande Cache shall, subject as hereinafter provided, be entitled (but not required) at its expense to assume the defence on behalf of the Indemnified Party of any suit brought to enforce a Claim; provided that the defence shall be through legal counsel selected by Grande Cache and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by Grande Cache or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and Grande Cache, in each case such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a) Grande Cache fails to assume the defence of such suit on behalf of the Indemnified Party within ten Business Days of receiving notice of such suit;

(b) the employment of such counsel has been authorized by Grande Cache; or

(c) the named parties to any such suit (including any added or third parties) include the Indemnified Party and Grande Cache, and the Indemnified Party and Grande Cache shall have been advised in writing by counsel that there is an actual, potential or apparent conflict in the interests of Grande Cache, on the one hand, and the interests of the Indemnified Party, on the other hand, or additional defences are available to the Indemnified Party, in either case which makes representation by the same counsel inappropriate.

In each of cases (a), (b) or (c), Grande Cache shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but Grande Cache shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel in connection with any one such action or separate but substantially similar or related actions in any one jurisdiction for all Indemnified Parties.

10.5 Grande Cache hereby acknowledges and agrees that, with respect to Article 10 and Article 11, the Agents are contracting on their own behalf and as agents for their affiliates and their respective directors, officers, employees, agents and shareholders (collectively, the "**Beneficiaries**"). In this regard, each of the Agents shall act as trustee for the Beneficiaries of the covenants of Grande Cache under Article 10 and Article 11 with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries, and the Beneficiaries' successors, assigns, heirs and personal representatives (to whose benefit such covenants shall enure).

10.6 The rights of indemnity contained in this Article 10 shall not enure to the benefit of the Agents or any other Indemnified Party if Grande Cache has complied with the provisions of 3.4 and Article 4 and the person asserting any Claim contemplated by this Article 10 was not provided with a copy of the Prospectus or Supplementary Material which corrects any untrue statement or information, misrepresentation or omission which is the basis of such Claim and which is required under the Securities Laws to be delivered to such person.

10.7 Grande Cache also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Grande Cache or any person asserting claims on behalf of or in right of Grande Cache for or in connection with the matters provided for herein except to the extent any losses, expenses, claims, actions, damages, fines, penalties or liabilities incurred by Grande Cache are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence, wilful misconduct, fraud or fraudulent misrepresentation of such Indemnified Party. Neither Grande Cache nor any

Agent will, without each of the other's prior express written consent, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

10.8 If any legal proceedings shall be instituted against Grande Cache or if any regulatory authority or stock exchange shall carry out an investigation of Grande Cache and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Agents hereunder, the Indemnified Parties may employ their own legal counsel and Grande Cache shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal *per diem* rate for any director, officer or employee of the Agents involved in the preparation for or attendance at such proceedings or investigation, unless such proceedings or investigations shall be brought or initiated as a result of any action or inaction of the Agents or members of the Sub-Agency Group, if any.

10.9 The rights and remedies of the Agents set forth in Article 10, Article 11 and Article 14 are to the fullest extent possible in law cumulative and not alternative and the election by any Agent to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

ARTICLE 11
CONTRIBUTION

11.1 In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Article 10 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by, in whole or in part, the Indemnified Parties or enforceable otherwise than in accordance with its terms, or is insufficient to hold any Indemnified Party harmless, Grande Cache shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by Grande Cache, on the one hand, and the Indemnified Parties, on the other hand, but also the relative fault of Grande Cache and the Indemnified Parties as well as any relevant equitable considerations; provided that Grande Cache shall in any event be liable to pay or contribute to the amount paid or payable by the Indemnified Parties under the Claim any amounts in excess of the aggregate amount of the fees actually received by the Indemnified Parties under this agreement. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence. The relative benefits received by Grande Cache, on the one hand, and the Indemnified Parties, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the Offering (net of the Agents' fee payable to the Agents pursuant to this agreement but before deducting expenses) received by Grande Cache is to the Agents' fee received by the Agents pursuant to this agreement. The relative fault of Grande Cache, on the one hand, and of the Indemnified Parties, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in Article 10 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of Grande Cache, or to information supplied by or steps or actions taken or done or

not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Article 10.

11.2 In the event of unenforceability or unavailability of the indemnity provided in Article 10, Grande Cache shall not have any obligation to contribute pursuant to this Article 11 in respect of any Claim except to the extent the indemnity given by it in Article 10 would have been applicable to such Claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

11.3 The rights to contribution provided in this Article 11 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law (provided that sections 11.1 and 11.2 shall apply, *mutatis mutandis,* in respect of such other right) and the rights in this Article 11 shall remain operative and in full force and effect regardless of:

(a) acceptance of any Offered Shares and payment therefor; or

(b) any termination of this agreement.

ARTICLE 12
SALES RESTRICTIONS

12.1 The Agents shall offer the Offered Shares for sale to the public, directly and through the Sub-Agency Group, only as permitted by Applicable Securities Laws and upon the terms and conditions set forth in the Prospectus and in this agreement, at an offering price not exceeding the Offering Price.

12.2 The Agents shall not solicit offers to purchase or sell the Offered Shares so as to require registration of the Offered Shares or filing of a prospectus with respect to the Offered Shares under the laws of any jurisdiction other than the Selling Jurisdictions.

12.3 The Agents are permitted to offer the Common Shares to certain persons in the United States, in accordance with the provisions of Schedule "A" hereto and provided that such offers and sales are made in accordance with Rule 144A of the under the 1933 Act or another exemption from the registration requirements of the 1933 Act. The Agents agree, on behalf of themselves and their United States affiliates, for the benefit of Grande Cache, to comply with the United States selling restrictions imposed by the laws of the United States. They also agree to obtain such an agreement from each member of the Sub-Agency Group.

12.4 Notwithstanding the foregoing provisions of this Article 12, no Agent shall be liable to Grande Cache under this Article 12 as a result of the violation by another Agent or member of the Sub-Agency Group (other than members of the Sub-Agency Group that are affiliates of such Agent) under this Article 12.

ARTICLE 13
AGENTS' COMPENSATION

13.1 In consideration of the Agents' services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Offering Documents, obtaining subscriptions for and distributing the Offered Shares, directly and through other investment dealers and brokers, and performing administrative work in connection with the Offering:

(a) Grande Cache agrees to pay to the Agents at the Closing Time, a fee (the "**Agents' Fee**") of $0.143 (5.5%) for each of the initial 20,000,000 Offered Shares sold, including any Common Shares purchased by the Agents as principals hereunder;

(b) Grande Cache hereby grants to the Agents an option (the "**Agents' Option**") to sell up to an aggregate of 2,000,000 Common Shares in addition to the initial 20,000,000 Offered Shares to be sold by the Corporation, exercisable at any time until 48 hours prior to the Closing Time for a fee of $0.143 (5.5%) for each such additional Common Share sold, including any such additional Common Shares purchased by the Agents as principals hereunder; and

(c) Grande Cache hereby grants to the Agents that number of Common Share purchase warrants (the "**Agents' Warrants**") of the Corporation, entitling the Agents to subscribe for, in the aggregate, that number of Common Shares equal to 5.5% of the aggregate number of Common Shares sold under the Offering for the Offering Price at any time prior to 4:30 p.m. (Calgary time) on the day which is 12 months after the Closing Date. The Agents' Warrants shall be evidenced by certificates in form and substance satisfactory to the Agent, acting reasonably, to be delivered at the Closing Time. The Corporation shall qualify the issuance and distribution of the Agents' Warrants pursuant to the Prospectus.

For greater certainty, the services provided by the Agents in connection herewith will not be subject to goods and services tax provided for in the *Excise Tax Act* (Canada) ("**GST**") and taxable supplies will be incidental to the exempt financial services provided.

13.2 Each of the Agents acknowledges that Salman shall receive 5% of the Agents' Fee in consideration for Salman being Lead Agent.

13.3 Whether or not the transactions contemplated herein shall be completed, all reasonable costs and expenses of or incidental to the Offering, including, without limitation, the fees and expenses of Corporation's Counsel, the fees and expenses of local agent counsel retained by Corporation's Counsel, the fees and expenses of the Corporation's auditors and the Corporation's engineers, the fees, expenses and disbursements of Agents' Counsel (including GST), the reasonable out-of-pocket expenses of the Agents relating to this transaction and all other costs and expenses relating to this transaction shall be borne by the Corporation and paid forthwith upon receiving an account therefor.

ARTICLE 14
EARLY TERMINATION

14.1 All representations, warranties, covenants, terms and conditions of this agreement shall be construed as conditions. The Agents may waive in whole or in part any breach of, default under or non-compliance by the Corporation with, any representation, warranty, covenant, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereof, or any other breach of, default under or non-compliance with any other representation, warranty, covenant, term or condition hereof, provided that any such waiver or extension shall be binding on the Agents only if the same is in writing.

14.2 In addition to any other remedies which may be available to the Agents, each of the Agents shall be entitled, at its option, to terminate and cancel, without any liability on the Agent's part, the Agent's obligations under this agreement if, prior to the Closing Time on the Closing Date:

(a) any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Common Shares or proceedings are announced or commenced for the making of any such order, by any Securities Commission or similar regulatory authority, the TSX or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its subsidiaries or any of their respective directors or senior officers is announced, commenced or threatened by any Securities Commission or similar regulatory authority, the TSX or any other competent authority or any order is issued under or pursuant to any statute of Canada or of any of the provinces or jurisdictions of Canada, or any other applicable law or regulatory authority (unless based solely on the activities or alleged activities of the Agents), or there is any change of law, regulation or policy or the interpretation or administration thereof, which, in the opinion of the Agents, acting reasonably, operates to materially prevent, restrict or affect trading in the Offered Shares and which has not been rescinded, revoked or withdrawn;

(c) there shall occur an event, or the Agents' due diligence investigations shall identify or discover an event, fact or circumstance, (actual, contemplated or threatened) which constitutes a material change or any change in a material fact or occurrence of a material fact or event in respect of the business, operations, assets or affairs (financial or otherwise) of the Corporation or any of its subsidiaries which in the Agents' sole opinion, acting reasonably, could be reasonably expected to have a material adverse effect on the market price or value of the Offered Shares;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any action by government, law or regulation, enquiry or other such occurrence which, in the sole opinion of the Agents, acting reasonably, materially adversely affects the financial markets or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole) such that it would not be practicable to market the Offered Shares or which would render the Offered Shares unsaleable;

(e) the state of the financial markets or of the industry or markets in which the Corporation operates is or becomes such that the Common Shares cannot, in the reasonable opinion of the Agents (or any one of them) be successfully or profitably marketed; or

(f) the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this agreement.

14.3 Any Agent may exercise any or all of the rights provided for in this Article 14 notwithstanding any act or thing taken or done by the Agents or any action by the Agents, whether before or after the occurrence of any material change, including, without limitation, any act of the Agents related to the Offering or continued offering of the Common Shares for sale and the Agents shall only be considered to have waived or be estopped from expressing or relying upon any of their rights under or pursuant to this Article 14 if such waiver or estoppel is in writing and expressly waives or estops such exercise or reliance.

14.4 Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation; provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Article 10 and Article 11 and section 13.3 and any obligation of the Agents and the Corporation under sections 8.2 and 13.1 if the closing of the Offering has

occurred. The rights of the Agents to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

ARTICLE 15
MARKET STABILIZATION AND AGENTS SYNDICATE

15.1 In connection with the distribution of the Offered Shares, the Agents and members of the Sub-Agency Group (if any) may effect transactions which stabilize or maintain the market price of the Offered Shares at levels above those which might otherwise prevail in the open market in compliance with Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

15.2 The Agents have formed a syndicate to sell the Common Shares on a reasonable best efforts basis. This syndicate is comprised of Salman Partners Inc. as to 50% of the Offering, BMO Nesbitt Burns Inc., as to 40% of the Offering and Haywood Securities Inc. as to 10% of the Offering. None of the Agents is obligated to purchase any of the Common Shares.

15.3 The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Agents by the Lead Agent which shall represent the Agents and which have the authority to bind the Agents except in respect of a notice of termination given pursuant to Article 14 which notice may be given by any Agent, or an agreement of settlement given under Article 10 or Article 11 which may be given only by the Agents affected thereby. The Lead Agent shall consult fully with the other Agents with respect to any such notice or other communication. Acceptance of this offer by the Corporation shall constitute their respective authority for accepting notification of any such matters from the Lead Agent.

15.4 The Corporation:

(a) acknowledges and agrees that each of the Agents has certain statutory obligations as a registrant under the Applicable Securities Laws and has fiduciary relationships with the Subscribers in connection with this transaction (its "**clients**");

(b) acknowledges and agrees that none of the Agents is a fiduciary of the Corporation; and

(c) consents to each of the Agents acting hereunder while continuing to act for its clients.

To the extent any Agent's statutory obligations as a registrant under Applicable Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, such Agent shall be entitled to fulfil its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this agreement shall be interpreted to prevent any Agent from fulfilling its statutory obligations as a registrant under Applicable Securities Laws or to act as a fiduciary of its clients.

ARTICLE 16
NOTICES

16.1 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered:

(a) in the case of Grande Cache, to 510, 703-6th Avenue S.W., Calgary, Alberta, T2P 0T9, Attention: Robert H. Stan, Facsimile: (403) 543-7092; with a copy to Burnet, Duckworth

& Palmer LLP, First Canadian Centre, 1400, 350-7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Fred Davidson, Facsimile: (403) 260-0337;

(b) in the case of the Agents to the following addresses: Salman Partners Inc., Suite 4450, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, Attention: Francesco G. Mele, Facsimile: (403) 266-6099; in each case with a copy to Fraser Milner Casgrain LLP, 30th Floor, Fifth Avenue Place, 237-4th Avenue S.W., Calgary, Alberta, T2P 4X7, Attention: David R.J. Lefebvre, Facsimile: (403) 268-3100.

16.2 Grande Cache and the Agents may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile transmission and shall be deemed to have been given (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile transmission, on the first Business Day following the day on which it is sent.

ARTICLE 17
MISCELLANEOUS

17.1 This agreement shall enure to the benefit of, and shall be binding upon, the Agents and Grande Cache and their respective successors and legal representatives.

17.2 This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to its conflicts of laws provisions. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

17.3 If any provision of this agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

17.4 Time shall be of the essence hereof and, following any waiver or indulgence by any party hereto, time shall again be of the essence hereof.

17.5 All representations, warranties, covenants and agreements of Grande Cache and the Agents herein contained or contained in documents submitted pursuant to this agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Shares and the termination of this agreement and shall continue in full force and effect for the benefit of the Agents or Grande Cache, as the case may be, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Agents with respect thereto. The Agents shall be entitled to rely on the representations and warranties of Grande Cache contained herein or delivered pursuant hereto notwithstanding any investigation which the Agents may undertake or which may be undertaken on the Agents' behalf. Grande Cache shall be entitled to rely on the representations and warranties of the Agents contained herein notwithstanding any investigation which Grande Cache may undertake or which may be undertaken on its behalf.

17.6 Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this agreement and acceptance by each such party of any such facsimile copy shall be legally effective

to create a valid and binding agreement among the parties hereto in accordance with the terms hereof.

17.7 This agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

17.8 This agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and the terms and conditions of this agreement supersede any previous verbal or written agreement between the Agents or any of them and Grande Cache with respect to this Offering including, without limitation, the Letter of Intent between Grande Cache and Salman dated January 26, 2004 and effective January 28, 2004.

17.9 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as any other party hereto may reasonably require from time to time for the purposes of giving effect to this agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this agreement.

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to Salman.

Yours very truly,

SALMAN PARTNERS INC.

By: "*Franceso G. Mele*"

BMO NESBITT BURNS INC.

By: "*Wayne Huhtanen*"

HAYWOOD SECURITIES INC.

By: "*John D. Willett*"

Accepted and agreed to by the undersigned as of the date of this letter first written above.

GRANDE CACHE COAL CORPORATION

By: "*Robert H. Stan*"

Schedule "A" to an agency agreement dated April 29, 2004 (the "**Agency Agreement**")

U.S. SELLING RESTRICTIONS

1. Capitalized terms used but not defined in this Schedule A shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule A is attached. For the purpose of this Schedule A, the following terms shall have the meanings indicated:

(a) "**Accredited Investor**" means "accredited investor" as defined in Rule 501(a) under the U.S. Securities Act;

(b) "**affiliate**" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

(c) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S; without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Shares;

(d) "**Documents**" means the U.S. Placement Memorandum of the Corporation and the related Prospectus;

(e) "**Investment Company Act**" means the United States *Investment Company Act of 1940*, as amended;

(f) "**Qualified Institutional Buyer**" means a "**qualified institutional buyer**" as defined in Rule 144A;

(g) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(h) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(i) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(j) "**SEC**" means the United States Securities and Exchange Commission;

(k) "**Substantial U.S. Market Interest**" means "**substantial U.S. market interest**" as defined in Regulation S;

(l) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(m) "**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended;

(n) "**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended; and

(o) **"U.S. Placement Memorandum of the Corporation"** means the final U.S. placement memorandum in form and substance satisfactory to the Corporation and the Agents used in connection with offers and sales on behalf of the Corporation of the Offered Shares in the United States, which will be of even date with, and accompanied by, the Prospectus.

2. The Agents severally but not jointly:

(a) acknowledge that the Offered Shares have not been and will not be registered with the SEC under the U.S. Securities Act and that the Offered Shares are being offered and sold pursuant to a prospectus under Canadian securities laws and in reliance upon an exemption from registration and a "safe harbour" provided by Regulation S (supplemented, in the case of offers and sales on behalf of the Corporation by the Agents or by members of the Sub-Agency Group through their respective United States affiliates to Qualified Institutional Buyers in the United States, by the exemption from registration provided by Rule 144A); and

(b) agree that neither they, nor any member of the Sub-Agency Group, nor any of their respective affiliates nor any person acting on behalf of any of the foregoing:

(i) have engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares,

(ii) except to the extent permitted by section 3 of this Schedule A, have made or will make on behalf of the Corporation (A) any offer to sell or solicitation of an offer to buy any of the Offered Shares to any person in the United States, or (B) any sale of the Offered Shares to any person unless (1) it and any person acting on its behalf reasonably believe that, at the time such person placed the order to purchase Offered Shares, such person was outside the United States, and (2) such sale is otherwise in compliance with the applicable requirements of Regulation S,

(iii) have taken or will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act, or

(iv) have, on behalf of the Corporation, solicited or will solicit offers for, or offers to sell, the Offered Shares by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

3. It is understood and agreed by the Agents that the Offered Shares may be offered and sold on behalf of the Corporation by the Agents and members of the Sub-Agency Group in the United States only:

(a) through their respective United States affiliates, each of which will be on the dates of such offers and sales duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and a member in good standing with the National Association of Securities Dealers, Inc.;

(b) to persons who are or are reasonably believed by them to be Accredited Investors with whom they have a pre-existing relationship;

(c) in compliance with any applicable state securities laws of the United States and all United States state and federal laws governing the registration and conduct of securities brokers and dealers;

(d) to purchasers who, prior to the completion of any sale of Offered Shares in the United States, have provided to the Agents, or to the Sub-Agency Group placing the Offered Shares, an executed copy of the U.S. Purchaser's Letter in the form attached hereto as Exhibit 1; and

(e) provided that prior to any sale on behalf of the Corporation of Offered Shares, each purchaser shall have been provided with a copy of the Documents (and all amendments and supplements thereto and final forms thereof).

4. The Agents agree that they have caused or will promptly cause each member of the Sub-Agency Group to acknowledge in writing its awareness of and agreement to be bound by the provisions of this Schedule A in connection with all offers and sales on behalf of the Corporation of the Offered Shares .

5. The Agents have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Corporation with respect to the distribution of the Offered Shares, except:

(a) with their affiliates, or

(b) with members of the Sub-Agency Group in accordance with section 4 of this Schedule A, except that nothing in this Schedule A shall in any way restrict offers and sales on behalf of the Corporation pursuant to this Schedule A in accordance with Rule 144A.

6. The Corporation hereby represents and warrants to the Agents that:

(a) the U.S. Placement Memorandum of the Corporation at the date hereof, does not and at the Closing Date will not (and any amendment or supplement thereto or final form thereof, at the date thereof and at the Closing Date, will not), contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(b) neither the Corporation, nor any of its affiliates (other than an Agent, a member of the Sub-Agency Group, and their respective affiliates, in respect of which no representation is made) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Offered Shares under the U.S. Securities Act;

(c) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Agent, a member of the Sub-Agency Group, and their respective affiliates, in respect of which no representation is made) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) or otherwise made a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Offered Shares in the United States;

(d) the Offered Shares satisfy the eligibility requirements of Rule 144A(d)(3) under the U.S. Securities Act in that they are not part of a class listed on a national securities exchange in the United States, quoted in an automated inter-dealer system in the United States, or convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph (a)(6) or paragraph (a)(7) of Rule 144A under the U.S. Securities Act) of less than 10% for securities so listed or quoted;

(e) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Agent, a member of the Sub-Agency Group, and their respective affiliates, in respect of which no representation is made) has engaged in any Directed Selling Efforts with respect to the Offered Shares;

(f) the Corporation is a "foreign issuer" as such term is defined in Regulation S;

(g) the Corporation reasonably believes that there is no Substantial U.S. Market Interest in the Offered Shares or in any securities of the Corporation which are of the same class as the Offered Shares;

(h) the Corporation is not and does not own or control an open-end investment company, unit investment trust or face amount certificate company that is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the United States Investment Company Act;

(i) the Corporation has not, in connection with the offer and sale of the Offered Shares, paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Corporation (except as contemplated by this agreement);

(j) neither the Corporation, its affiliates nor any person acting on its behalf (other than an Agent or a member of the Sub-Agency Group, and their respective affiliates, in respect of which no representation is made) has taken, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares; and

(k) neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgement, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

7. The Corporation covenants and agrees with the Agents that:

(a) if at any time prior to the end of the Distribution Period, any event occurs as a result of which the Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Documents to comply with applicable law, the Corporation will promptly notify the Agents of the same and will prepare and provide to the Agents an amendment or supplement which will correct such statement or omission or effect such compliance;

(b) the Corporation will not, and will not permit any of its affiliates to, resell any securities of the Corporation that have been acquired by any of them in a manner that would require

the offering to be made by the Agents to be subject to the registration requirements of the U.S. Securities Act;

(c) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Agent, a member of the Sub-Agency Group, and their respective affiliates, in respect of which no covenant is given) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Offered Shares under the U.S. Securities Act;

(d) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Agent, a member of the Sub-Agency Group, and their respective affiliates, in respect of which no covenant is given) will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Offered Shares in the United States;

(e) so long as any of the Offered Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation will, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act and it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the U.S. Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (and this covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities);

(f) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Agent, a member of the Sub-Agency Group, and their respective affiliates, in respect of which no covenant is given) will engage in any Directed Selling Efforts with respect to the Offered Shares;

(g) neither the Corporation, its affiliates nor any person acting on its behalf (other than an Agent or a member of the Sub-Agency Group, and their respective affiliates, in respect of which no representation is made) will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares; and

(h) for so long as the Offered Shares are outstanding, the Corporation will not become and will not own or control an open-end investment company, unit investment trust or face amount certificate company which is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the Investment Company Act.

8. The Corporation and the Agents agree that any Offered Shares issued to purchasers in the United States pursuant to this Schedule A will be represented by a single global certificate (the "U.S. Global Certificate"), which will be initially registered in the name of The Canadian Depository for Securities Limited ("CDS"), and on the records of CDS, under a book entry account for Salman Partners Inc. ("**Salman**"), acting on behalf of each purchaser of the Offered Shares in the United States.

9. Salman covenants and agrees with the Corporation that:

    (a) it will not offer, sell or otherwise transfer any of the Offered Shares represented by the U.S. Global Certificate except in compliance with the restrictions on transfer set forth in the U.S. Placement Memorandum; and

    (b) it will not record on its records any transfer by any holder of Offered Shares represented by the U.S. Global Certificate unless it reasonably believes that the transfer is made in compliance with the restrictions on transfer set forth in the U.S. Placement Memorandum.

EXHIBIT 1

FORM OF U.S. PURCHASER'S LETTER

Grande Cache Coal Corporation
510, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Dear Sirs:

In connection with our proposed purchase of common shares (the "Securities") of Grande Cache Coal Corporation (the "Corporation"), we confirm and agree as follows:

(a) we are authorized to consummate the purchase of the Securities;

(b) we understand that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and that the sale contemplated hereby is being made to Accredited Investors (as defined in paragraph (c) below) in reliance upon a private placement exemption;

(c) we are an "accredited investor" within the meaning of Rule 501(a) under the Securities Act ("Accredited Investor") and are acquiring the Securities for our own account or for one or more investor accounts for which we are acting as fiduciary or agent and each such investor account is an Accredited Investor;

(d) we understand that if we decide to offer, sell or otherwise transfer or pledge all or any part of the Securities, we cannot offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the Securities Act), directly or indirectly unless:

  (i) the sale is to the Corporation; or

  (ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the Securities Act ("Regulation S") and in compliance with applicable local laws and regulations; or

  (iii) the sale is made pursuant to the exemption from registration under the Securities Act provided by Rule 144 or Rule 144A thereunder; or

  (iv) the Securities are sold in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities;

and (1) in the case of proposed transfers pursuant to (ii) above, a declaration is provided to Computershare Trust Company of Canada, as transfer agent and registrar for the Securities, in the form attached hereto as Exhibit 2 (or such other form as the Corporation may prescribe from time to time) and (2) in the case of proposed transfers pursuant to (iii) or (iv) above, an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, is provided to Computershare Trust Company of Canada to the effect that the proposed transfer may be effected without registration under the Securities Act;

(e) we understand and acknowledge that the Securities are "restricted securities" as defined in Rule 144 under the Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, UNDERSTANDS AND ACKNOWLEDGES THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO GRANDE CACHE COAL CORPORATION (THE "CORPORATION"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of Grande Cache Coal Corporation, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf has engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S."

If any such Securities are being sold pursuant to Rule 144 of the Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the Securities Act or state securities laws;

(f) we understand and acknowledge that the Securities may not be offered or sold, in the United States or by or on behalf of a U.S. person (as defined in Regulation S) unless such

Securities are registered under the Securities Act and applicable state securities laws or an exemption from the registration requirements of the Securities Act and applicable state securities laws is available;

(g) we have received a copy of the Canadian Prospectus, together with a United States covering memorandum relating to the offering of the Securities in the United States (all such documents, the "Offering Documents") and we have been afforded the opportunity (i) to ask such questions as we have deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that we have considered necessary in connection with our decision to invest in the Securities;

(h) we acknowledge that we are not purchasing the Securities as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(i) we understand and acknowledge that the Corporation (i) is under no obligation to be or to remain a "foreign issuer," (ii) may not, at the time we sell the Securities or at any other time, be a "foreign issuer," and (iii) may engage in one or more transactions which could cause the Corporation not to be a "foreign issuer." If the Corporation is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and by the U.S. Placement Agent, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Securities. We further agree that by accepting the Securities we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Securities.

You, the agents named under "Plan of Distribution" in the Canadian Prospectus and the United States affiliates of such agents are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated:____________________

____
[Name of Purchaser]

By:________________________
Name:
Title:

1032808_1









IMC

Weir International Mining Consultants

TECHNICAL REPORT ON THE

PROPOSED GRANDE CACHE COAL PROJECT

PREPARED FOR

GRANDE CACHE COAL CORPORATION

APRIL 2004

JOB NO. 4802.A

Weir International Mining Consultants

April 26, 2004
Project No. 4802.A

Executive Towers West I
1431 Opus Place
Suite 210
Downers Grove, IL 60515
USA

Tel: 630-968-5400
Fax: 630-968-5401
wimc@weirimc.com

The Board of Directors
Grande Cache Coal Corporation
Suite 510, 703-6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Reference: Technical Report
Proposed Grande Cache Coal Project
Alberta, Canada

Dear Sirs:

This report has been prepared by Weir International Mining Consultants (WIMC) for Grande Cache Coal Corporation (GCCC) for the intent of being used and relied on for financing from either a private placement or initial public offering.

WIMC was instructed by GCCC to conduct an independent technical review of the Grande Cache Project (Project). This report, which summarizes the findings of our reasonableness review and audit, has been prepared in accordance with the requirements of a qualified person's technical report as set out in the Canadian Securities Act - National Instrument 43-101, Standards of Disclosure for Mineral Projects.

This report was prepared on behalf of WIMC by the signatories to this report, details of whose qualifications and experience are set out in Appendix A to this report.

For and on behalf of

Weir International Mining Consultants

Alan L. Craven, P.E.	Dennis N. Kostic	Thomas E. Blandford
Director	President and CEO	Vice President

Attachment

cc: J. W. Sabo

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

FIGURES

TABLES

APPENDICES

1.0 EXECUTIVE SUMMARY

1.1 INTRODUCTION

Weir International Mining Consultants (WIMC) conducted its reasonableness review and audit of the planned Grande Cache Coal Corporation (GCCC) Project in accordance with National Instrument 43-101 (NI 43-101), *Standards of Disclosure for Mineral Projects*, and the Geological Survey of Canada, Paper 88-21 (GSC 88-21), *A Standardized Coal Resource/Reserve Reporting System for Canada.*

NI 43-101 establishes standards for all public disclosure that an issuer makes of scientific and technical information concerning mineral projects. The purpose of the rule is to enhance the accuracy and integrity of disclosure in the mining sector. It was developed by the Canadian Securities Administrators (CSA), an umbrella group of Canada's provincial and territorial securities regulators and is applicable throughout Canada. The rule extends to oral public statements as well as written disclosure in news releases, prospectuses, annual reports and other corporate reporting and offering documents.

GSC 88-21 provides definitions, concepts and parameters used to determine coal resource and reserve quantities and the future work to facilitate consistent categorisation of coal quantities found within various depositional and tectonic regimes in Canada. In this report, all resource and reserve estimates are reported in accordance with GSC 88-21 and NI 43-101 requirements and have been substantiated by evidence obtained from our site visits and observations. The resource and reserve estimates are supported by details of drilling results, analyses and other evidence and take account of all relevant information supplied to WIMC by GCCC management. In accordance with the NI 43-101 requirements, only measured and indicated resources have been considered in the valuation of assets.

1.2 CAPABILITY AND INDEPENDENCE

WIMC operates as an independent technical consultant providing resource evaluation, mining engineering and mine valuation services to the resource and financial service industries.

Note that this information is provided in the individual Certificates.

Drafts of this report were provided to GCCC, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in the report.

1.3 SCOPE OF WORK/LIMITATIONS AND EXCLUSIONS/MATERIALITY

WIMC reviewed the Project in accordance with the scope of work and exclusions and limitations and on the basis of the materiality criteria set out in Appendix B to this report.

WIMC has independently assessed the Project by reviewing pertinent data, including resources, reserves, workforce requirements, environmental issues, productivity, production, operating costs, capital expenditures and revenues. All opinions, findings and conclusions expressed in this report are those of WIMC.

1.4 INHERENT MINING RISKS

Coal mining, and in particular underground coal mining, is carried out in an environment where not all events are predictable. While an effective management team can identify the known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine, will not occur.

1.5 DESCRIPTION OF PROJECT AND ASSETS

The Project area lies within the Smoky River Coalfield and is located 20 kilometres north of the town of Grande Cache, in the Municipal District of Greenview, within Townships 57 and 58, Ranges 8 and 9, West of the 6th Meridian, in west-central Alberta, Canada.

Mining and processing operations in the Smoky River Coalfield from 1970 to 2000 resulting in exports of more than 50 million tonnes of metallurgical coal to steel makers around the world. The mine also supplied the fuel requirements of the H. R. Milner Generating Station, a coal fired power plant located adjacent to the processing plant. The previous operator of the mine, Smoky River Coal Limited (SRCL) went into receivership on March 31, 2000 at a time of depressed metallurgical coal markets.

The Project involves the development and operation of three new coal mines, the refurbishment of existing processing and supporting infrastructure and the operation of these facilities for production of metallurgical coal for export.

The principal elements of the Project at the Grande Cache site are:

- No. 7-4 underground mine
- No. 8 and No. 16 East surface mines
- Coal processing facilities and supporting infrastructure

After processing, the metallurgical coal product will be railed to an export terminal for shipment.

GCCC currently holds seven Alberta coal leases, which comprise the mineral property. These leases cover the coal reserves for the three designated mines which comprise the Project and additional areas with exploration and development potential. GCCC acquired title to the engineering and geological database, supporting files and documentation for all of these leases, as well as adjacent areas within the Smoky River Coalfield previously held by SRCL, from the SRCL receiver.

A comprehensive review of the exploration information and updated coal reserves estimates has been prepared in accordance with the requirements of NI 43-101, using the classification methods prescribed by GSC 88-21.

GCCC acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receiver. GCCC expects to enter into an agreement with the Alberta Government covering the long-term operation of the processing plant and associated facilities and the final reclamation of the site. The processing plant site assets are currently covered under a Temporary Field Authorization issued to GCCC by Alberta Environment (AENV), pending the application and issuance of the appropriate Miscellaneous Lease.

1.6 EXPLORATION

Exploration of the Smoky River Coalfield began in the late 1950s and a substantial exploration database has been created. This includes more than 3,300 drill holes, of which 400 are within the No. 7, No. 8 and No. 16 Leases.
Exploration data by mine area for the Project are summarized as follows:

	Total Number Drill Holes	Total Metres Drilled	Average Metres Per Hole	Number of Adits
No. 7-4	79	14,030	178	3
No. 8	129	9,631	75	-
No. 16 East	96	11,383	119	3
Total/Average	304	35,044	115	6

1.7 MINERAL RESOURCES AND RESERVES

GCCC developed coal seam models using primarily sectional interpretation techniques for the surface mine areas and a combination of sectional and plan based interpretation techniques for the underground areas. Three-dimensional models of the coal seams and other pertinent stratigraphic units were generated from interpreted cross-sections using 3-D solids linking computer methods in surface mine areas and thickness-mapped triangulated irregular networks (TINs) in underground mine areas. Faults were interpreted using dipmeter logs and coal seam/interburden isopach interpretation.

GCCC determined the technical and economic limits for underground mining based on engineering analysis using seam isopach and seam iso-dip maps. Economic pit limits for surface mining were based on the determination of cut-off strip ratios on a pit by pit basis using estimates for coal and waste haul costs, by seam Run-of-Mine (ROM) yields, and processing and product transport costs.

GCCC's resource and reserve estimates were prepared under the supervision of a senior staff member of Norwest Mines Services Ltd., (Norwest), acting as an independent qualified person. The method for resource and reserve estimation follows the requirements of NI 43-101.

Feasibility and pre-feasibility studies have been performed on the resources for the No. 7-4, No. 8 and No. 16 East Mines. Therefore, the identified economically recoverable resources are classified as reserves.

Based on the resource and reserve classification method specified in GSC 88-21, the No. 7-4 Mine reserves are classified as *moderate geology type reserves* and the No. 8 and No. 16 East Mines surface reserves are classified as *complex geology type reserves.* The reserves in these areas are classified as *Reserves Not in Active Mines.* All of the coal reserves are low volatile bituminous in rank.

The reserves as of March 1, 2004, are summarized as follows:

Deposit Type	Mine Area	Reserves Not in Active Mines (Million Tonnes) In-Place	Recoverable	Saleable	Percent Measured
Underground	No. 7-4	9.75	6.82	5.22	100.0
Surface	No. 8	8.15	7.63	5.68	80.7
Surface	No. 16 East	19.07	13.92	10.44	62.8
		27.22	21.55	16.12	69.1
	Total	36.97	28.37	21.34	76.7

The above reserve estimates have been adjusted for out-of-seam dilution (OSD), moisture and/or processing plant efficiency.

1.8 MINE PLANS

No. 7-4 Underground Mine

Feasibility studies and mine plans have been developed for the No. 7-4 Mine. The mine will extract coal from Seam 4 by underground mining methods. The limits of mining will be defined by the seam outcrop and seam dip (pitch). Only coal reserves with a seam dip of less than 18 degrees and cover greater than 30 metres are included in the mine plans.

GCCC has a mine permit for the No. 7-4 Mine that was issued by the Alberta Energy and Utilities Board (EUB) on January 29, 2003.

The No. 7-4 Mine will initially access the Seam 4 mineable reserves from four in-seam portal entries. The four portal entries will be expanded to a set of seven main entries. The mine will utilize the supersection method of mining, developing seven entry panels on one belt conveyor system. After a panel is developed by the supersection method of mining, one continuous miner will be utilized to depillar the panel.

Annual ROM and saleable production, at a 76.5 percent processing plant recovery, is projected as follows:

	Tonnes (000)						
Year	1	2	3	4	5	6	Total
ROM	984	911	1,023	1,326	1,292	1,287	6,823
Saleable	753	697	782	1,014	988	984	5,218

No. 8 and No. 16 East Surface Mines

Pre-feasibility studies and surface mining plans have been developed for the No. 8 and No. 16 East Mines.

The No. 8 and No. 16 East Mines will utilize the truck-shovel method of surface mining. Equipment utilized will include a 311 millimetre blast hole drill, a 25 cubic metre hydraulic shovel and 218 tonne haul trucks to drill, load and remove the overburden and to load and haul the coal to the existing Sheep Creek Breaker (SCB).

A 20 cubic metre front end loader will provide back up for the hydraulic shovels and re-handle coal hauled to an out-of-pit stockpile. A 3.4 cubic metre crawler backhoe will be utilized to load pit coal from limited access areas.

The surface mine production schedule projects the No. 16 East Mine to begin production in Year 2 and deplete the reserves in Year 11. The No. 8 Mine will commence in Year 7 and continue production until Year 12 of the Project.

The waste and coal production schedule for the surface mines is summarized as follows:

	No 8 Mine					No. 16 East Mine					Total Surface Mines				
		ROM Coal		Saleable			ROM Coal		Saleable			ROM Coal		Saleable	
Year	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio
1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2	-	-	-	-	-	4.2	0.6	7.0	0.4	10.6	4.2	0.6	7.0	0.4	10.6
3	-	-	-	-	-	8.7	1.3	6.7	1.0	8.7	8.7	1.3	6.7	1.0	8.7
4	-	-	-	-	-	8.9	1.2	7.4	0.8	11.1	8.9	1.2	7.4	0.8	11.1
5	-	-	-	-	-	8.8	1.3	6.8	0.9	9.7	8.8	1.3	6.8	0.9	9.7
6	-	-	-	-	-	8.4	2.1	4.0	1.6	5.2	8.4	2.1	4.0	1.6	5.2
7	5.9	1.2	4.9	0.9	6.6	7.9	1.5	5.3	1.2	6.6	13.8	2.7	5.1	2.1	6.6
8	8.8	1.1	8.0	0.8	11.1	8.7	1.5	5.8	1.1	7.9	17.5	2.6	6.7	1.9	9.2
9	9.4	0.7	13.4	0.5	18.7	8.5	1.8	4.7	1.3	6.5	17.9	2.5	7.2	1.8	9.9
10	8.9	1.3	6.8	1.0	8.9	8.4	2.0	4.2	1.5	5.6	17.3	3.3	5.2	2.5	6.9
11	8.6	1.7	5.1	1.2	7.2	1.8	0.7	2.6	0.6	3.0	10.4	2.4	4.3	1.8	5.8
12	6.4	1.7	3.8	1.3	4.9	-	-	-	-	-	6.4	1.7	3.8	1.3	4.9
Total	48.0	7.7	6.2	5.7	8.4	74.3	14.0	5.3	10.4	7.1	122.3	21.7	5.6	16.1	7.6

1.9 COAL PROCESSING

The coal processing plant is located in the Smoky River Valley adjacent to the Smoky River, Highway 40, the H.R. Milner Generating Station and the Alberta RailNet railway line. The processing plant facilities consist of the ROM coal receiving, handling and storage area, coal processing plant, thermal coal dryer, clean coal storage area, clean coal train load-out, coarse reject disposal area and fine tailings ponds, in addition to associated buildings, conveyors, pipelines and roadways.

The plant has a rated raw coal feed capacity of approximately 700 tonnes per hour using the available in-place equipment.

The processing plant site is located adjacent to the Alberta RailNet line, which connects to the CN main line at Swan Landing, between Hinton and Jasper. Clean coal will be transported by rail to an export terminal located on the west coast or to Midwest US markets. The US market in the Chicago area can also be served by a combination of rail and lake vessel through Thunder Bay, Ontario.

There are three west coast terminals available to handle exports of GCCC coal: Westshore Terminals Ltd. at Roberts Bank, Neptune Bulk Terminals Ltd. at Vancouver and Ridley Terminals Inc. at Prince Rupert.

The expected quality of the clean coal by seam is summarized as follows.

Mine	Seam	Percentage Ash	Percentage Volatile Matter	Percentage Sulfur	FSI
		PR7 Product - Hard Coking Coal			
No. 7-4	4	7.0	17.7	0.47	6.2
No. 8	4	7.0	19.3	0.42	7.0
	10	7.0	21.4	0.35	8.0
No. 16 East	4	7.0	17.4	0.39	4.5
	5	7.0	16.8	0.66	6.5
	6	7.0	17.1	0.60	7.0
	7	7.0	17.2	0.52	5.5
	8	7.0	18.2	0.67	7.5
		SR7 Product - Soft Coking Coal			
No. 16 East	4	7.0	17.4	0.39	4.5

The estimated overall plant recovery (As-Received basis) by mine for each seam is as follows:

Mine	Seam	Overall Plant Recovery (%)
No. 7-4	4	76.6
No. 8	4	77.6
	10	57.7
No. 16 East	4	85.4
	5	59.4
	6	58.9
	7	66.1
	8	32.0

1.10 MARKETING

GCCC's initial marketing efforts have concentrated on steel company customers in Japan and Korea. A letter-of-intent for a minimum of 500,000 tonnes per year for a multi-year period has been signed for supply to Japanese steel mills. Negotiations are in progress for a similar multi-year commitment to Korea. As is customary in the international trade in metallurgical coal, the price under these multi-year commitments will be negotiated annually.

In addition to supplying Asian markets, GCCC plans to pursue market opportunities in Europe, South America and other market areas. The Alberta RailNet Railroad, which connects to the CN Railroad, transports coal destined for the export market from the Grande Cache area to coal export terminals on the west coast.

Metallurgical coal prices have escalated dramatically in late 2003 and continuing into 2004. The escalation in prices was primarily a result of a sudden, strong demand for metallurgical coal across the globe, especially in China.

The substantial increase in the price of metallurgical coal is a result of the following:

- The rapid growth in Chinese steel production resulted in China being a net importer versus a net exporter of metallurgical coal. China, for the first time, began importing coal from Canada.
- Delivery of Canadian metallurgical coal to export terminals was hampered in 2003 by adverse weather conditions.
- Australian metallurgical coal supplies were hindered by accidents at producing mines and deliveries to ports were limited by severe flooding along the railroad routes.
- US metallurgical coal production declined as a result of a fire at one of the major mines producing metallurgical coal.

Current production problems at Australian and US mines are expected to be resolved in 2004 and prices are expected to decrease somewhat from the current high level. However, metallurgical coal prices are projected to be within five percent of the 2004 price level for the next ten years. As a result, the Canadian metallurgical coal market is projected to be stable for the foreseeable future, with prices expected to remain above US$50.00 per tonne.

1.11 ENVIRONMENTAL

GCCC submitted an Environmental Impact Assessment (EIA) for the No. 7-4 and No. 8 Mines to the EUB and AENV on October 15, 2001.

On January 29, 2003, the EUB issued mine permits for the No. 7-4 Mine and No. 8 Mine. The EUB also transferred SRCL's coal processing plant approval to GCCC. The EUB will issue a mine licence for the No. 7-4 Mine upon GCCC providing the Alberta Ministry of Finance with security in the amount of $250,000 in respect of abandonment of the mine.

GCCC and AENV have agreed on the terms and conditions of an AENV Approval under the EPEA. AENV will issue the EPEA Approval upon GCCC's transmittal of the reclamation security.

All major approvals, except the EPEA and Water Act approvals, and the granting of the mine licence, have been obtained for developing the No. 7-4 Mine.

An EIA will be required for developing the No. 16 East Mine.

1.12 ECONOMIC ANALYSIS

The estimated total Project production and average on-site cost are summarized as follows:

	Project Total Tonnes (Millions)		
	Underground	Surface	Total
ROM	6.8	21.6	28.4
Saleable	5.2	16.1	21.3

	Project Average Cost (Dollars Per Tonne)	
	ROM	Saleable
Underground Production:		
Mining	14.50	18.94
Contract Haulage	4.60	6.02
Processing	4.19	5.48
Administration	1.24	1.62
Reclamation	0.21	0.28
Royalty	0.36	0.47
Total	25.10	32.81
Surface Production:		
Mining	14.00	18.74
Tunnelway	0.64	0.85
Processing	4.19	5.61
Administration	0.44	0.59
Reclamation	0.47	0.63
Royalty	0.33	0.43
Total	20.07	26.85
Total On-Site Cost:		
Mining	14.12	18.79
Contract Haulage	1.11	1.47
Tunnel	0.48	0.64
Processing	4.19	5.57
Administration	0.63	0.84
Reclamation	0.41	0.55
Royalty	0.34	0.45
Total	21.28	28.31

No. 7-4 Underground Mine

The detailed estimates for labour, materials, supplies and power costs for the No. 7-4 Mine are summarized as follow:

	Dollars Per Tonne	
	ROM	Saleable
Labour	5.55	7.25
Material and Supplies	8.03	10.50
Power	0.91	1.19
Total	14.50	18.94

The estimated capital expenditures for the No. 7-4 Mine are as follows:

	Dollars (000)					
Year	-1	1	2	3	4	Total
No. 7-4 Mine:						
Site Access	3,783	-	-	-	-	3,783
Mine Development	1,072	-	-	-	-	1,072
Pre-Production	858	-	-	-	-	858
Infrastructure	2,298	-	-	-	-	2,298
Equipment	7,195	2,493	94	1,925	1,952	13,659
	15,206	2,493	94	1,925	1,952	21,670
Coal Processing Plant:						
Refurbishment	1,000	-	-	-	-	1,000
Total	16,206	2,493	94	1,925	1,952	22,670

No. 8 and No. 16 East Surface Mines

The average unit operating costs for the No. 8 and No. 16 East Mines on a ROM and saleable coal basis at the SCB are shown as follows:

	Dollars Per Tonne			
	No. 8 Mine		No. 16 East Mine	
	ROM	Saleable	ROM	Saleable
Drilling and Blasting	2.45	3.30	2.08	2.77
Waste Loading and Hauling	4.97	6.68	4.21	5.62
Coal Loading and Hauling	0.89	1.20	2.07	2.76
Support and Service Equipment	0.38	0.51	0.32	0.43
General Mine	0.31	0.42	0.27	0.36
Materials and Supplies	0.20	0.26	0.21	0.28
Labour	4.99	6.70	4.74	6.33
Total	14.19	19.07	13.90	18.55

Total capital expenditures for the surface mines are estimated to be $110.9 million. Production commences in Year 2 at the No. 16 East Mine and Year 7 at the No. 8 Mine. The estimated initial capital expenditures for the No. 16 East Mine are summarized as follows:

	Dollars (000)			
Year	-1	1	2	Total
Exploration	631	-	-	631
Engineering/Permitting	421	1,052	-	1,473
Mine Development	-	526	4,441	4,967
Infrastructure	-	-	13,150	13,150
Equipment	-	-	31,320	31,320
Total	1,052	1,578	48,911	51,541

The estimated surface mining capital expenditures for both surface mines is summarized as follows:

	Dollars (000)													
Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	Total
No. 8 Mine:														
Exploration	-	-	-	-	-	-	1,052	404	-	-	-	-	-	1,456
Engineering/Permitting	-	-	-	-	-	-	231	210	-	-	-	-	-	441
Mine Development	-	-	-	-	-	-	-	2,322	-	-	-	-	-	2,322
Infrastructure	-	-	-	-	-	-	-	894	-	-	-	-	-	894
Equipment	-	-	-	-	-	-	-	27,420	24	24	50	3,575	133	31,226
	-	-	-	-	-	-	1,283	31,250	24	24	50	3,575	133	36,339
No. 16 East Mine:														
Exploration	631	-	-	-	-	-	-	-	-	-	-	-	-	631
Engineering/Permitting	421	1,052	-	-	-	53	-	-	-	-	-	-	-	1,526
Mine Development	-	526	4,441	-	-	1,164	-	-	-	-	-	-	-	6,131
Infrastructure	-	-	13,150	-	-	1,237	-	-	-	-	-	-	-	14,387
Equipment	-	-	31,320	10,051	24	50	3,718	2,913	50	148	3,594	24	24	51,916
	1,052	1,578	48,911	10,051	24	2,504	3,718	2,913	50	148	3,594	24	24	74,591
Total Surface Mines	1,052	1,578	48,911	10,051	24	2,504	5,001	34,163	74	172	3,644	3,599	157	110,930

ROM Coal Haulage Cost

The estimated cost for the No. 7-4 Mine ROM truck haul is $4.60 per ROM tonne. The loading and haulage costs are included in the surface mining costs and average $1.69 per ROM tonne for the surface mines. The estimated operating cost for the SCB and Tunnelway is $0.47 per ROM tonne.

Coal Processing Plant Cost

GCCC proposes to contract the operation of the processing plant to a coal process plant operator and has based its operating estimates on an outline contract proposal and the historical plant performance.

The average processing plant operating cost is estimated as follows:

	Dollars Per Tonne	
	ROM	Saleable
Contractor	3.51	4.67
Power	0.68	0.90
Total	4.19	5.57

Repairs to coal handling chutes and the coal dryer are required prior to start-up of the processing plant. The capital expenditures for repairs and refurbishments to existing facilities before re-commissioning are estimated at $1.0 million. Future equipment replacement and rebuild cost is included in the contractor cost.

Rail Transportation and Terminal Cost

GCCC will enter into term contracts for rail and terminal services. The detailed provisions and rates for rail and terminal contracts are subject to confidentiality agreements. The estimated combined cost of rail and terminal services used in the economic analysis is $20.00 per saleable tonne.

Total Cost

The projected average total operating cost is $48.58 per saleable tonne for metallurgical coal loaded into export vessels at a west coast terminal. This consists of an on-site cost of $28.31 per saleable tonne for mining, processing and other costs for saleable coal loaded into railcars. An off-site cost of $20.27 per saleable tonne includes rail transport, terminal charges, corporate administration and marketing.

Total Capital Expenditures

The total estimated capital expenditures for the Project of $133.6 million are summarized as follows:

	Dollars (000)													
Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	Total
No. 7-4 Mine[1]	16,206	2,493	94	1,925	1,952	-	-	-	-	-	-	-	-	22,670
No. 8 Mine	-	-	-	-	-	-	1,283	31,250	24	24	50	3,575	133	36,339
No. 16 East Mine	1,052	1,578	48,911	10,051	24	2,504	3,718	2,913	50	148	3,594	24	24	74,591
	17,258	4,071	49,005	11,976	1,976	2,504	5,001	34,163	74	172	3,644	3,599	157	133,600

(1) *Includes Coal Processing Plant Refurbishment of $1.0 million*

Revenue

The estimated revenue is based on a Free on Board (FOB) west coast terminal coal price of US$51.00 per tonne for the PR7 product and US$46.00 per tonne for the SR7 product. The weighted average coal price is US$48.58 per tonne. A long-term exchange rate of US$0.76 = C$1.00 is used in the Base Case, which results in an average coal sales price of C$64.79.

Cash Flow

The DCF Internal Rate of Return (IRR) for the Project base case is 25.4 percent with a $48.5 million Net Present Value (NPV) at a 12 percent discount rate. The production, revenue, operating costs, capital and cash flow for the Base Case for the No. 7-4, No. 8 and No. 16 East Mines are summarized as follows:

Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	Total
Production, Tonnes (000):																
ROM	-	984	1,487	2,354	2,482	2,583	3,358	2,681	2,528	2,499	3,319	2,401	1,698	-	-	28,376
Saleable	-	753	1,149	1,801	1,860	1,856	2,549	2,028	1,850	1,863	2,503	1,811	1,309	-	-	21,330
	Canadian Dollars															
Revenue:																
Total ($000)	-	50,514	74,692	115,714	120,991	121,884	163,505	130,136	118,993	118,858	160,450	118,322	87,844	-	-	1,381,902
Per Saleable Tonne	-	67.11	65.03	64.27	65.06	65.66	64.15	64.16	64.33	63.82	64.10	65.35	67.11	-	-	64.79
On-Site Operating Costs:																
Total ($000)	-	27,244	38,836	54,150	59,626	58,654	63,842	50,407	54,028	54,660	58,625	42,371	27,922	3,942	-	594,308
Per Saleable Tonne	-	36.19	33.81	30.08	32.06	31.60	25.05	24.85	29.21	29.35	23.42	23.40	21.33	-	-	27.86
Royalty:																
Total ($000)	-	355	517	797	838	848	1,125	896	820	816	1,104	821	617	-	-	9,553
Per Saleable Tonne	-	0.47	0.45	0.44	0.45	0.46	0.44	0.44	0.44	0.44	0.44	0.45	0.47	-	-	0.45
Off-Site Operating Costs:																
Total ($000)	-	15,367	23,388	36,530	37,714	37,646	51,496	41,085	37,517	37,770	50,585	36,734	26,493	-	-	432,325
Per Saleable Tonne	-	20.41	20.36	20.29	20.28	20.28	20.20	20.26	20.28	20.28	20.21	20.29	20.24	-	-	20.27
Total Operating Costs:																
Total ($000)	-	42,966	62,741	91,477	98,178	97,147	116,464	92,388	92,365	93,246	110,314	79,926	55,032	3,942		1,036,186
Per Saleable Tonne	-	57.08	54.62	50.81	52.79	52.33	45.69	45.55	49.93	50.06	44.07	44.14	42.04	-	-	48.58
Total Capital Costs ($000)	17,258	4,071	49,005	11,976	1,976	2,504	5,001	34,163	74	172	3,644	3,599	157	-	-	133,600
Reclamation Bond and Working Capital ($000)	4,184	5,623	6,164	-	-	2,000	8,002	(7,348)	(226)	-	-	(3,456)	(4,774)	(4,982)	(3,154)	2,034
Pre-Tax Net Cash Flow ($000):																
No. 7-4 Mine	(20,390)	(568)	8,261	9,008	13,356	15,839	16,303	6,888	1,168	-	-	292	-	-	-	50,157
No. 8 Mine	-	-	-	-	-	-	(8,161)	(12,116)	8,913	(531)	18,949	25,535	40,566	(3,942)	3,154	72,367
No. 16 East Mine	(1,052)	(1,578)	(51,480)	3,252	7,480	4,394	25,896	16,161	16,699	25,971	27,543	12,426	(3,138)	4,982	-	87,558
Total	(21,442)	(2,146)	(43,219)	12,260	20,837	20,233	34,039	10,933	26,780	25,440	46,491	38,254	37,428	1,040	3,154	210,082

Note: Values may not add due to rounding. See Tables for details.

Sensitivity Analysis

The business of mining and marketing coal contains variables that are not always predictable. Potential variables include those directly associated with the mining operation, such as cost and production levels, as well as those that are external to the mining operation, such as market prices and currency exchange rates. The IRR and NPV at a 12 percent discount rate for the Base Case and each sensitivity is summarized as follows:

Revenue/Cost Item		IRR (%)	NPV ($M)
Sales Price	+10%	42.4	108.0
	Base Case	25.4	48.5
	-10%	8.9	(11.1)
Exchange Rate (US$:Cdn$1.00)	-10%	44.4	114.6
	Base Case	25.4	48.5
	+10%	10.4	(5.7)
Preparation Plant Yield (absolute)	+ 2.5%	29.2	62.2
	Base Case	25.4	48.5
	- 2.5%	21.6	34.7
On-Site Operating Cost	- 10%	33.7	75.8
	Base Case	25.4	48.5
	+ 10%	17.6	21.1
Rail and Port Charges	- 10%	30.6	67.0
	Base Case	25.4	48.5
	+ 10%	20.2	29.9
Capital Expenditures	- 10%	28.7	56.6
	Base Case	25.4	48.5
	+ 10%	22.5	40.3

Results of these analyses indicate that the Project is sensitive to each of the above items. The Project also has significant upside potential through an extension of the operating life and supplying the fuel requirements of the H.R. Milner Generating Station.

The costs, coal prices and the exchange rate used in the Base Case evaluation are reasonable. In summary, the Project economics are favourable.

1.13 CONCLUSIONS

WIMC has conducted a technical review and valuation of the GCCC Project. WIMC's opinion is that:

- The GCCC plans and analysis are reasonable.
- Although projected results are subject to variances in accuracy and to risks typically associated with mining operations, the Project is based on sound reserves, sound technology, appropriate staff and labour, demonstrated production levels, and adequate infrastructure.

- The reserves are suitable and sufficient for the Project.
- The reserve estimates are based on sufficient data and appropriate estimation methodologies.
- The production and productivity rates are realistic and achievable.
- GCCC appears to have an acceptable, industry-standard approach to managing environmental issues, as outlined in its EIA, which was judged to be complete by AENV.
- GCCC is in compliance with regard to mining licences and environmental obligations as reflected in its present site management activities.
- The total costs projections are achievable.
- Capital expenditure projections are adequate.

1.14 RECOMMENDATIONS

WIMC recommends that GCCC should:

- Continue to develop their Project at Grande Cache and initiate development of Mine 7-4.
- Initiate permitting of No. 16 East Mines including the required Environmental Impact Assessment.
- Seek a mine licence for No.8 Mine.
- Develop an exploration program for the exploration areas within the GCCC lease boundaries, with the objective of upgrading the resources in these areas to the measured category.
- Develop and implement training programs for room-and-pillar mining using high productivity and production continuous mining equipment.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 INTRODUCTION

WIMC was retained by Grande Cache Coal Corporation (GCCC) to provide an independent technical report for the proposed Grande Cache Coal Project (Project) located near Grande Cache, Alberta, Canada (See Figure 2-1). WIMC conducted an audit of the GCCC Project reserves and a reasonableness review of GCCC's plans and analysis for the Project. The Project includes the proposed No. 7-4 underground mine, two proposed surface mines, No. 8 and No. 16 East, and a processing plant.

GCCC has carried out a comprehensive review of the exploration information and updated coal reserves estimates. The work has been prepared in accordance with the requirements of NI 43-101, using the classification methods prescribed by GSC 88-21.

GCCC applied to Alberta Energy for leases in the Smoky River Coalfield to provide the reserve/resource base for a long-term mining operation. In September 2000, GCCC was granted leases for a portion of the application area covering the No. 7-4 Mine and the No. 8 Mine. Additional leases were granted to GCCC in January 2003 and February 2004, covering the No. 16 East Mine and other prospective areas.

The total of the measured and indicated resources of metallurgical grade coal within the leases granted to GCCC is approximately 90 million tonnes. The Project reserves, as of March 1, 2004, are summarized as follows:

Deposit Type	Mine Area	Reserves Not in Active Mines (Million Tonnes) In-Place	Recoverable	Saleable	Percent Measured
Underground	No. 7-4	9.75	6.82	5.22	100.0
Surface	No. 8	8.15	7.63	5.68	80.7
Surface	No. 16 East	19.07	13.92	10.44	62.8
		27.22	21.55	16.12	69.1
	Total	36.97	28.37	21.34	76.7

The resource estimates are based on a considerable amount of exploration and engineering conducted by GCCC, SRCL and previous operators. Norwest completed an independent determination of the reserves for the planned underground No. 7-4 Mine in April 2002 and an additional report covering the resources and reserves for other mine areas in July 2002.

2.2 TERMS OF REFERENCE

WIMC was retained by GCCC to prepare an independent technical report of GCCC's resource and reserve estimates and the other elements of the Project in the form required by NI 43-101.

WIMC reviewed and evaluated historical and projected data relative to:

- General mine layout and design
- Reserve and resource estimating methodology
- Anticipated mining conditions
- Annual production and productivity
- Staffing levels
- Equipment suitability and utilisation
- Working costs and capital expenditures
- Processing and coal handling facilities
- Coal quality
- Management systems and planning procedures
- Health and safety issues
- Mining licences and authorisations

This technical report provides WIMC's professional opinion relative to the reasonableness and suitability of GCCC Project plans for the specific geologic parameters, coal reserves and quality, mining conditions, equipment employed and the capability to achieve projections for the Project.

2.2.1 Units

All units in this report generally conform to metric usage except where stated otherwise. Currencies are expressed in constant 2004 Canadian Dollars unless otherwise noted.

2.2.2 Purpose

The purpose of this report is to provide a Qualified Person's Technical Report that can be used and relied on for financing from either a private placement or an initial public offering.

2.2.3 Sources of Information

The information contained in this report has been obtained from the following sources:

- WIMC visited the Project properties during the period February 2 through 4, 2004, met with GCCC management and examined documentation provided by GCCC and other external sources.
- WIMC representatives previously visited the Project properties in May 1998.
- WIMC relied upon resource/reserve, pre-feasibility, feasibility and other studies prepared by Norwest and GCCC.
- A list of the principal documents reviewed and relied upon by WIMC relative to the Project is shown in Section 12, References.
- WIMC conducted interviews with the following personnel of GCCC: Robert Stan, President and CEO; Barry Davies, Director; Bernd Martens, Manager Environment; Peter Cain, Manager Underground; Brian Klappstein, Project Manager; Louis Harris and Merle Cropley.

2.3 FIELD INVOLVEMENT

The authors of this report are independent and have not been involved in any of the field work or operations undertaken on the Project properties.


ALBERTA
High Level
Fort McMurray
Peace River
Grande Prairie
Grande Cache
Coal Corporation
Athabasca
Bonnyville
Whitecourt
Barrhead
Grande Cache
Edson
Lloydminster
EDMONTON
Hinton
Drayton Valley
Camrose
Jasper
Wetaskiwin
Red Deer
Rocky Mountain House
Drumheller
Banff
CALGARY
Canmore
Brooks
Medicine Hat
Lethbridge
IMC

3.0 DISCLAIMER

This technical report is primarily based on information provided by GCCC, either directly or from reports prepared by other consultants for GCCC and the property visits WIMC considered appropriate to prepare the report. The technical report specifically excludes all aspects of legal issues, commercial and financing matters, land titles and agreements; excepting such aspects as may directly influence technical, operational or cost issues.

GCCC provided the financial models that were reviewed for the technical report. WIMC reviewed the accuracy and consistency of the models relative to forecasting production, costs and product quality.

By assignment, WIMC relied upon ownership, reserve estimates and mineability data provided by GCCC and did not conduct a detailed coal reserve, feasibility and/or coal market study for this valuation. WIMC has conducted valuation, reserve, feasibility and market studies for numerous clients internationally and is familiar with mining, coal reserves and coal markets. Beyond care required for preparing this technical report, WIMC makes no representation to the accuracy of the data provided to WIMC.

The documents on which WIMC has relied have been prepared by internationally recognized engineering, consulting and major mining companies. In addition, data have been provided by GCCC. While we have relied on such data in the formulation of our report, we have also checked the data provided for reasonableness.

WIMC's opinion is that the information provided by GCCC was adequate for WIMC to undertake its assignment. The technical report did not discover any significant inaccuracy, misstatement or apparent omission in the information provided.

Coal mining, and in particular underground coal mining, is carried out in an environment where not all events are predictable. While an effective management team can identify the known risks and take measures to manage and mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible, therefore, to remove totally all risks or state with certainty that an event that may have a material impact on the operation of a coal mine, will not occur.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 LOCATION, ACCESS AND INFRASTRUCTURE

The Project area is located 20 kilometres north of the town of Grande Cache, in the Municipal District of Greenview, within Townships 57 and 58, Ranges 8 and 9, West of the 6th Meridian, in west-central Alberta, Canada (see Figure 2-1). Drainage is generally to the northeast along the Smoky River on the southeastern side, and the Kakwa River on the northwestern side of the Project area.

Provincial Highway 40 is a paved, two-lane road that connects the Project area with the town of Grande Cache and with the communities of Grande Prairie to the north and Hinton to the southeast. The Project area is served by an existing line of Alberta RailNet, which connects with the main lines of the Canadian National Railway Company (CN), allowing access to the three major coal export terminals in British Columbia, or to the Great Lakes.

The Project will use existing coal processing, coal loading, rail and waste storage infrastructure previously owned and operated by SRCL and predecessor companies over a period of approximately 30 years.

GCCC holds No. 7 Lease, No. 8 Lease and No. 16 Lease which cover the reserves to be mined in the three designated mines. These leases are summarized as follows:

Lease Name	Lease No.	Area (hectares)	Date Recorded
No. 7 Lease	1300090001	608	September 6, 2000
No. 8 Lease	1300090002	496	September 6, 2000
No. 16 Lease	1304020419	2,576	February 2, 2004

In addition, GCCC holds the following four leases which have exploration and development potential:

Lease No.	Area (hectares)	Date Recorded
1303010775	224	January 31, 2003
1304020416	1,744	February 2, 2004
1304020417	912	February 2, 2004
1304020418	8,720	February 2, 2004

In total, GCCC hold coal leases covering 15,280 hectares in the Smoky River Coalfield. The leases are shown on Figure 4-1.

4.2 TOPOGRAPHY AND CLIMATE

The Project area is located in the eastern foothills of the Rocky Mountains. Folding and faulting have resulted in a general trend of northwest-southeast elongated ridges, which are cut by rivers and streams generally flowing in a northeasterly direction. The relief between stream valleys and ridge tops ranges from 300 to 1,100 metres. The area is forested land categorized as subalpine, serving general watershed, recreational and wildlife habitat uses. Approximately one-quarter of the proposed Project area is above the elevation of the tree line.

The climate within the Project area is characterized by relatively long cold winters and moderate to warm summers. Average annual summer and winter temperatures are approximately 10 degrees Celsius (C) and minus 15 degrees C, respectively. Frost can occur throughout the year and the snow pack often persists from late October to May at higher elevations. Precipitation ranges between 800 to 1,100 millimetres annually.

4.3 HISTORY

The town of Grande Cache, including its transportation infrastructure and community services, was originally established to support coal mining in the Smoky River Coalfield. The Coal Development Policy for Alberta (Alberta Energy, 1976) and Eastern Slopes Policy (Alberta Energy and Natural Resources, 1984) established zoning favourable to coal, which has prevailed to the present day.

McIntyre Mines Ltd., (McIntyre) began operations in the Smoky River Coalfield in 1969. The planned production rate was two million clean tonnes annually. In 1985, Dome Mines (Dome) purchased McIntyre and established SRCL as an operating company. In March 1987, a private Canadian-controlled corporation owned by Kaieteur Investments, Inc., an Alberta corporation, and Dong Jin Commercial Inc., a commodity trading company based in Korea, purchased SRCL from Dome.

The McIntyre and SRCL operations in the Grande Cache area generally employed approximately 400 people, although the number of employees was as high as 1,200. Most of the mine employees lived in Grande Cache.

Annual coal production from surface and underground mines operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes.

SRCL produced the following metallurgical coal products:

- Smoky River Premium 7 (PR7) - A prime quality, low-ash, low-volatile, hard-coking coal, with an ash content of 7 percent.
- Smoky River Standard (SRS) - A high quality, soft-coking coal, with an ash content of 9.5 percent, used in coke oven blends or as an injection coal.

SRCL established a customer base of approximately 12 companies in eight countries on four continents.

On March 31, 2000 SRCL was placed into receivership by a group of secured lenders. This culminated a two-year period of operations under the Corporate Creditors Arrangement Act (CCAA).

The receivership resulted from depressed market conditions and an investment in longwall mining technology, a change from SRCL's traditional room-and-pillar underground mine operations. SRCL commenced longwall mining in the No. 9G-10 Seam Mine in 1996. Longwall mining proved to be unsuitable for the location.

Over its 30-year production history, the Smoky River Coalfield had a number of surface and underground mines which remain in various states of reclamation and decommissioning. At the time of receivership, the No. 12S B2 surface mine and the No. 5B-4 underground mine were in operation. They were shut down on March 31, 2000.

The remaining in-place coal resources in the Smoky River Coalfield are estimated to be in excess of 145 million tonnes. The coal processing plant infrastructure remains largely intact. The site is served by a network of coal haul roads for delivering ROM coal to the processing plant and by the RailNet (formerly CN) rail line for delivering coal to export terminals.

In 2000, the last year of operation, SRCL operated under:

- The Environmental Protection and Enhancement Act (EPEA) Approval No. 11929-01-01
- Alberta Environmental and Utilities Board (EUB) Mine Permit No. 1765 for the No. 5B-4 Underground Mine and No. 1774 for the No. 12 Surface Mine

The SRCL mine permit and coal leases represented a major portion of the Smoky River Coalfield. The coal leases covered approximately 37,475 hectares in area coalfield area of approximately 550 square kilometres. GCCC currently has 15,280 hectares under coal lease.

GCCC was incorporated in 2000 as a private Alberta corporation to reactivate coal mining in the Grande Cache area on selected coal leases No. 1300090001 (No. 7 Lease) and 1300090002 (No. 8 Lease) issued by Alberta Energy on September 6, 2000.

GCCC's objective, beyond the development of mines in the No. 7 and 8 Leases, was to assess the viability of mining the remaining coal resources in the Smoky River Coalfield and to present a long-term development and operation plan for consideration by the government and other stakeholders. GCCC's No. 7 and No. 8 Leases are conditional on meeting a phased development and approval schedule.

GCCC was granted additional leases in 2003 and 2004, which, together with No. 7 and No. 8 Leases, provide the basis for a long term mining operation from identified reserves in coal lease 1304020419 (No. 16 Lease) and significant exploration and development potential in coal leases 1303010775, 1304020416, 1304020417 and 1304020418.

GCCC acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receiver. GCCC expects to enter into a lease with the Alberta Government covering the long-term operation of the processing plant and associated facilities and the final reclamation of the site. The EUB issued GCCC Approval No. C85-1A to resume operations of the processing plant to produce up to a maximum of 2,495,000 tonnes of clean coal per year. GCCC also acquired title, from the SRCL receiver, to the engineering and geological database, supporting files and documentation for all the leases now held by GCCC, as well as adjacent areas previously held by SRCL.

Lease Terms
Coal leases are granted by the Provincial government of Alberta for a period of 15 years and are renewable. Leases are granted with the following conditions:

- Payment of a royalty
- Compliance with laws
  - Mines and Minerals Act
  - Coal Conservation Act
- Indemnification of Lessor
- Lost coal provision
- Agreement not to mine, without consent, under any bridge, railway, pipeline, public road or highway without consent
- Special provisions of the GCCC leases include:
  - Can not transfer lease without consent
  - Compliance with a plan for mining coal from the lease
  - Compliance with milestones
  - Renewal predicated on attaining milestones

Environmental Liabilities
GCCC will assume reclamation and decommissioning liabilities for new mine areas, access roads, the coal processing plant site, tailings ponds and the coarse reject disposal facility as conditions of the EPEA Approval.

Prior to mining, GCCC is responsible for posting reclamation security for all disturbances and decommissioning liabilities within the operations area defined by an approval issued under EPEA. This includes mining areas, haul roads, coal processing plant, tailing ponds and ancillary facilities.

GCCC has made provision for reclamation security in the Project financial analysis. GCCC's approach to calculating reclamation costs for surface disturbance is based on accepted industry engineering standards, local equipment rates and historical reclamation practices and costs at the former SRCL mine site. As of January 20, 2004, AENV Regulatory Approvals Centre has confirmed the reclamation cost estimate of $341,000 for the No. 7-4 Mine and associated haul road. The EPEA Approval for the No. 7-4 Mine will be issued by AENV upon receipt of security. The EPEA Approval will contain terms and conditions specifying

GCCC's environmental monitoring obligations and further studies. GCCC has made provision for the costs of these obligations in the Project financial analysis.

Until the issuance of an EPEA approval regulating GCCC's projects (including construction, operations and reclamation), GCCC holds no reclamation liabilities. GCCC's ownership of coal leases, including those with prior mining disturbance, does not in itself burden GCCC with a reclamation liability.

To proceed with an integrated mining and coal processing operation, GCCC and AENV will finalize an agreement on the amount of the reclamation security for the coal processing plant, the tailings ponds, a portion of the coarse reject disposal facility and associated roads. The reclamation security for this infrastructure will be based on engineering cost principles, independent estimations of salvage value for equipment and accepted practice established by AENV and the coal industry.

Reclamation methods in the Grande Cache Coalfield are well established, based on over 30 years of operating experience, peer-review and scientific reclamation research conducted by the Alberta Research Council.


LEGEND
Township Boundaries
Section Boundaries
Topographic Contour Line (50-Metre Contour Intervals)
Rivers and Streams
Alberta Railnet Line
Coal Policy Category 4 Boundary
Mined Out Areas - Underground
Mined Out Areas - Surface
GCCC Mine Leases
GCCC Exploration Leases
GCCC Proposed Mines
GCCC Haul Roads
Coal Leases Held by Other Companies
Category 2
1304020418 Lease
No. 16 Lease
No. 16 East Mine
1303010775 Lease
1304020417 Lease
Existing No. 12S B2 Pit
Category 4
1304020416 Lease
Sheep Creek Access Road
Tunnelway
No. 8 Lease
No. 8 Mine
H.R.Milner Generating Station
GCCC Processing Plant
Category 2
No. 7 Lease
Alberta Railnet
Highway 40 to Grande Prairie
Highway 40 to Hinton
Town of Grande Cache
Township 059 Range 10 W6
Township 058 Range 10 W6
Township 059 Range 09 W6
Township 058 Range 09 W6
Township 059 Range 08 W6
Township 058 Range 08 W6
Township 059 Range 07 W6
Township 058 Range 07 W6
Township 057 Range 10 W6
Township 057 Range 09 W6
Township 057 Range 08 W6
Township 057 Range 07 W6
Township 056 Range 10 W6
Township 056 Range 09 W6
Township 056 Range 08 W6
0 1000 2000 3000 4000 5000
Metres
N

Figure 4-1

Smoky River Coalfield
Alberta, Canada

Lease Summary Map

Prepared for
Grande Cache Coal Corporation

Weir International Mining Consultants
Job 4802
April 2004

5.0 GEOLOGICAL SETTING

5.1 REGIONAL GEOLOGY

5.1.1 Stratigraphy

The Inner Foothills of the Rocky Mountains near Grande Cache are characterized by exposures of Upper Jurassic and Cretaceous clastic rocks as shown on Figure 5-1, a General Stratigraphic Column of the Smoky River Coalfield. The stratigraphic nomenclature is based on that proposed in the Alberta Research Council Bulletin 56. Stratigraphic units that outcrop in the vicinity are predominately from the Nikanassin Formation and the Luscar Group. The Fort St. John Group, which overlies the Luscar Group, is present in the northern and eastern parts of the Project area.

The Nikanassin Formation, of Late Jurassic to Early Cretaceous age, is the oldest stratigraphic unit exposed. The Nikanassin Formation consists of more than 400 metres of interbedded sandstone, shale and minor coal seams. The lower part of the Nikanassin Formation is marine in origin.

Disconformably overlying the Nikanassin is the Lower Cretaceous Cadomin Formation. This is the oldest formation in the Luscar Group. The Cadomin Formation consists of 30 to 40 metres of pebble conglomerate and sandstone lenses. It is very resistant to weathering and forms prominent ridges, which make excellent stratigraphic markers throughout the Inner Foothills.

The Gladstone Formation, which lies on top of the Cadomin Formation, is made up of 100 metres of interbedded sandstone, siltstone, shale and minor coal seams. Two coal seams (Seams 1 and 2) are present in the Gladstone Formation over parts of the Project area, most notably in the No. 7 and No. 8 Lease areas.

Overlying the Gladstone Formation is the Moosebar Formation, which consists of 60 metres of dark grey marine shale. The shale is interbedded with siltstone in the upper part of the Moosebar Formation over most of the Project area.

Above the Moosebar Formation is the Gates Formation, which is the uppermost unit of the Luscar Group. The coal seams of economic interest occur within the Gates Formation. The contact with the underlying Moosebar Formation is gradational. The Gates Formation consists of 320 metres of sandstone, shale and coal and is subdivided into three members.

The Torrens Member is the lowermost member of the Gates Formation and is a marine sandstone and siltstone sequence approximately 30 metres in thickness. The Torrens Member is distinctive due to its weathering resistant nature and blue-grey colour. Throughout the Project area, there is an abrupt contact to the overlying Seam 3, the lowermost unit of the Grande Cache Member.

Overlying the Torrens Member is the Grande Cache Member, the middle member of the Gates Formation. The Grande Cache Member contains the coal seams of economic interest in the Project area. Interbedded sandstone, siltstone, coal and mudstone units make up the 150 to 165 metres thickness of the Grande Cache Member. Nine coal seams (Seams 3 through 11) are present in the Project area. In the northwest, Seams 9, 10 and 11 thin and become carbonaceous shale zones. In the northeast, Seams 3, 5, 6, 7 and 8 become carbonaceous shale zones. Seam 4 is the only seam present across the entire Project area.

The Mountain Park Member is the uppermost member of the Gates Formation, and consists of 150 to 180 metres of non-marine fine sandstone and siltstone. Some coal seams are present in the Mountain Park Member, although they are not laterally continuous across the Project area.

Above the Mountain Park Member of the Gates Formation, the recessive weathering shales of the Shaftesbury Formation make up the uppermost unit that outcrops across most of the Project area. The Shaftesbury Formation is primarily shale, 160 metres in thickness, and is the lowermost formation in the Fort St. John Group. In the northern and eastern part of the Project area, the marine Dunvegan and Kaskapau Formations overlie the Shaftesbury. The Dunvegan Formation consists of approximately 50 metres of interbedded sandstone and shale. The Kaskapau Formation consists of shale greater than 100 metres in thickness.

5.1.2 Coal Seam Development

Within localized mine areas, coal seam thickness and character are not subject to rapid lateral changes. Across the Smoky River Coalfield, however, the seams change in thickness and character. The thickness of the seams of economic interest is summarized by Lease as follows:

	Thickness (metres)					
Seam	4	5	6	7	8	10
No. 7 Lease	4.3	-	-	-	-	1.7
No. 8 Lease	5.8	-	-	-	-	3.4
No. 16 Lease	7.0	1.6	1.5	2.6	1.7	-

5.2 STRUCTURAL SETTING

The Smoky River Coalfield is deformed by tectonic events of the Laramide Orogeny which created the Rocky Mountains 60 million years ago. Strata in the coalfield are complexly folded and cut by numerous thrust faults. Structural shortening is estimated to be one-third.

Typical structures consist of a series of northeast verging thrust sheets bound by major faults with displacements varying from several hundred to several thousand metres. The strata contained within the thrust sheets are commonly folded and cut by subsidiary faults with displacements in the order of 10 to 100 metres. The thrust faults have folds produced by associated fault plane drag.

Surface traces of these complex folds and thrust faults trend northwest-southeast. The majority of the faults are southwest-dipping thrusts, displaying ramps that cut up stratigraphic section and flats that are parallel to bedding. From southwest to northeast there are four major thrust sheets in the area.

- Cowlick Thrust
- Syncline Hills Thrust
- Mason Thrust
- Muskeg Thrust

Asymmetric folds with relatively long, straight limbs and short, narrow hinge zones are commonly found throughout the Smoky River Coalfield. The folds generally have chevron or box shapes and maintain their profile over distances of up to two kilometres along the trend. These folds are conical at their tapering ends. Amplitude of the large folds is of the order of 200 metres to 1,000 metres. Parasitic folds on the limbs of the major anticlines and synclines are common. Major folds from southwest to northeast as follows:

- Sterne Creek Anticline
- Two Camp Creek Anticline
- Syncline Hills Syncline
- Westridge Anticline
- McEvoy Anticline
- Winder Syncline
- Barrett Anticline
- Muskeg Anticline.

The structural geology of the Smoky River Coalfield is shown on Figure 5-2.

5.3 LOCAL AND PROPERTY GEOLOGY

No. 7 Lease

The No. 7 Lease is located between the Smoky River and Sheep Creek on the north slope of Mt. Hamel. The coal seams present are Seams 3, 4, 6, 7, 8 and 10. Only Seam 4 has the requisite thickness and quality to be considered economically mineable for export metallurgical coal at this time.

The thickness of Seam 4 in the No. 7 Lease ranges from 0.7 to 5.7 metres and averages 4.3 metres. The ash is highest (15 percent) in the upper quarter of the seam. The lower three-quarters of the seam is lower in ash (9 percent). The roof consists of approximately 1.0 metre of carbonaceous shale overlain by thick, bedded to massive, silty sandstone and siltstones. The carbonaceous shale thickens to the west.

The northeast and southwest boundaries of the No. 7 Lease are marked by the surface traces of two northeasterly verging thrust faults:

- Cowlick Thrust Fault to the southwest

- Syncline Hills Thrust Fault to the northeast

The major structural feature within the No. 7 Lease is the Campbell Flats Anticlinorium, which consists of a box fold with the following smaller anticlines on the corners of the structure:

- Stern Creek Anticline to the southwest
- Two Camp Creek Anticline to the northeast

Between these two anticlines is the relatively flat-bottomed Campbell Flats Syncline, with dips of 0 to 10 degrees and a maximum width of 800 metres. The width of the Campbell Flats Syncline decreases to the northwest and is 200 metres where Seam 4 subcrops above the Sheep Creek. The strike length of the Campbell Flats Syncline within the No. 7 Lease is 3,300 metres, gently plunging to the northwest.

Mining of Seam 4 is limited by seam subcrop to the east, west and northwest. To the north and south it is bounded by thrust faults and/or steep dips. Figure 5-3 shows the location and outline of the proposed No. 7-4 Mine.

No. 8 Lease

The No. 8 Lease is located in an area of rugged topography on the Sheep Creek side of a ridge between the Smoky River and Sheep Creek, between 120 and 550 metres above the Sheep Creek valley floor. Within the No. 8 Lease there are five coal seams of which two, Seams 4 and 10, are of economic interest. Seams 5, 6 and 7 are present, but are generally too thin to be of economic interest.

Seam 4 occurs 19.5 metres above the Torrens Member and varies in thickness and geometry along and across strike, but primarily across the strike. The coal seam thins along the limbs of folds and thickens through the hinges of folds. The tighter the fold, the greater the thickening. Seam 4 thickness ranges from 4.9 to 7.6 metres with an average of 5.8 metres. In the structured hinge zones, the thickness of Seam 4 is up to 40 metres. Seam 4 can be divided into an upper high ash zone and a lower low ash zone. A shaley horizon approximately 0.6 to 1.0 metre thick occurs 1.5 to 1.8 metres above the base of Seam 4.

Seam 10 occurs an average of 82 metres above Seam 4. In the No. 8 Lease, Seam 10 consists of 1.2 metres of very high ash coal (approximately 45 percent) above 2.2 metres of low ash coal (approximately 11 percent). The average thickness of Seam 10 is 3.4 metres. Seam 10 also varies in thickness across strike, although not as pronounced as for Seam 4.

Structurally, the No 8 Lease is bounded to the southwest and northeast by two major northeast verging faults:

- Syncline Hills Thrust Fault to the southwest
- Mason Thrust Fault to the northeast

Within the No. 8 Lease, folding is the dominant mode of shortening, resulting in northeast-southwest anticline/syncline pairs. The folds range in style from tight chevron to open parallel folds. The wavelength of the major folds is between 275 and 1,500 metres with corresponding amplitudes of 185 metres and 490 metres. The anticlines are asymmetric with longer southwesterly limbs. The limbs of the synclines have dips of 30 to 80 degrees (average 55 degrees) on the northeast limbs and 40 to 80 degrees (average 70 degrees) on the southwest limbs. The fold hinges plunge to the northwest at 11 degrees. The proposed No. 8 Mine is in the northeastern most syncline, known as the Westridge North Syncline.

Mining is limited to the north by a previous surface mine open pit, to the east by the outcrop of Seam 4, and to the west and south by high strip ratios. Figure 5-4 shows the location and outline of the proposed No. 8 Mine.

No. 16 Lease

The No. 16 Lease lies northeast of the former No. 12 Mine operated by SRCL, towards the northwest draining Beaverdam Creek valley. Within the No. 16 Lease the structure parallels that in the No. 12 Mine area, but is separated by the Two Camp Creek Anticline. The coal measures of the Grande Cache Member are eroded from the top of this anticline. The No. 16 Mine area lies on the northeast limb of the Two Camp Creek Anticline. To the southeast of the No. 16 Lease, SRCL mined out the coal from the northeast limb of the Two Camp Creek Anticline in areas known as No. 12 East Mine and No. 12 West Mine.

The No. 16 Lease is divided in two by a northeast drainage which joins Beaverdam Creek. Southeast of the drainage is No. 16 East Mine and northwest of the drainage is the potential

No. 16 West Mine. The coal seams that are of economic interest are Seams 4, 5, 6, 7 and 8. Combined coal thickness of these five seams is 14.4 metres in No. 16 East Mine. Further exploration is required to develop plans for the No. 16 West Mine.

Seam 4 occurs 22 metres above the Torrens Member and is the thickest seam in the No. 16 East Mine. Seam 4 thickness ranges between 4.6 and 7.2 metres. Seam 4 is generally characterized by an upper low ash zone, a middle medium ash zone and a lower low ash zone. These zones generally comprise 30 percent, 20 percent and 50 percent of the seam, respectively. All three zones are consistent in their geophysical log signature throughout the No. 16 East Mine. Directly overlying Seam 4 is approximately 3.0 metres of interbedded carbonaceous shale and siltstone. The strata below Seam 4 consists of 1.0 metre of shale overlying a 1.0 metre to 1.5 metres sandstone interval.

Seam 5 maintains a consistent stratigraphic thickness of 1.5 to 1.9 metres and occurs approximately 39.0 metres above Seam 4. A shale parting between 0.2 and 0.3 metre in thickness is typically encountered in the bottom of Seam 5. The immediate roof and floor of Seam 5 are comprised primarily of shale.

The average thickness of Seam 6 is more variable than Seam 5, ranging between 1.0 metre and 2.0 metres. Seam 6 occurs approximately 8.0 metres above Seam 5. Seam 6 consists of a lower low ash zone, and an upper, high-ash zone, and typically has a carbonaceous shale roof and floor.

The thickness of Seam 7 is between 1.8 and 3.3 metres. Seam 7 contains a band of higher ash coal near the middle of the seam. The interval between Seam 6 and Seam 7 is approximately 1.7 metres and consists of carbonaceous shale and coal partings. Seam 7 is overlain by 0.6 to 1.0 metre of carbonaceous shale.

Seam 8 averages 1.7 metres in thickness. Seam 8 occurs 0.4 to 2.2 metres above Seam 7 and, where thinner, the interval is very carbonaceous.

In the No. 16 East Mine, the dip of the northeast limb of the Two Camp Creek Anticline ranges from 35 to 60 degrees. The slope of topography closely follows the dip of the bedding, resulting in a dipslope mining configuration. The local structure is a relatively simple monocline. The coal measures are truncated at depth by the Syncline Hills Thrust Fault, which marks the northeast boundary of No. 16 East Mine.

An exception to the monocline structure is found in the southeast part of No. 16 East Mine. The strata are folded into a syncline down dip. In the hinge area of this syncline the typical structural thickening of the coal seams is found. Figure 5-5 shows the location and outline of the proposed No. 16 East Mine.

5.4 DEPOSIT TYPES

Resource and reserve delineation as outlined in GSC 88-21 start with the classification of the coal deposit by geology type. The geology type is the basis upon which resources and reserves can be further classified into assurance categories. For coalfields the classes of geology type are: 1) Low, 2) Moderate, 3) Complex and 4) Severe.

Two of these geology types are found in the lease areas proposed for mining. No. 7-4 Mine contains reserves which fit the GSC 88-21 description of "moderate", which is to say: "...characterized by homoclines or broad open folds...". As described in Section 5.2, No. 7-4 Mine within the bottom of a flat bottomed syncline known as the Campbell Flat's Syncline.

The other geology type found in the lease areas proposed for mining is "complex". Both No. 8 Mine and No. 16 East Mine are in areas classified as complex geology. The GSC 88-21 description of complex includes: "....high levels of tectonic deformation...tight folds with steeply inclined or overturned limbs...offsets by faults are common...however generally retain normal stratigraphic sequences...". This description is appropriate to both No. 8 Mine and No. 16 East Mine. In fact, GSC 88-21 refers to parts of the Smoky River Coalfield as type deposits for the complex geology class.

After classification into geology type, GSC 88-21 stipulates the resource/reserve be classified into deposit type. The four deposit types possible are surface, underground, non-conventional and sterilized. No. 7-4 Mine is classified underground due to its flat structure and depth of cover. No. 8 Mine and No. 16 East Mine are classified as surface due to the steep dips of the fold limbs proposed for mining and the shallow depth of cover.


UPPER CRETACEOUS
LOWER CRETACEOUS
JURASSIC
FORT ST. JOHN GROUP
LUSCAR GROUP
GATES FORMATION
DUNVEGAN FORMATION
SHAFTESBURY FORMATION
MOUNTAIN PARK MEMBER
GRANDE CACHE MEMBER
TORRENS MEMBER
MOOSEBAR FORMATION
GLADSTONE FORMATION
CADOMIN FORMATION
NIKANASSIN FORMATION
COAL MEASURES OF INTEREST
Seam 11
Seam 10
Seam 8
Seam 7
Seam 6
Seam 5
Seam 4
Seam 3
LITHOLOGY
COAL
HIGH ASH COAL
CARBONACEOUS SHALE
SHALE
SILTSTONE
SANDSTONE

Figure 5-1

General Stratigraphic Column for the Smoky River Coalfield

Prepared for
Grande Cache Coal Corporation

Weir International Mining Consultants

Job 4802 April 2004



1304020418 Lease
1304020417 Lease
1304020416 Lease
No. 16 East Mine
No. 8 Mine
No. 7-4 Mine
Existing No. 12S B2 Pit
GCCC Processing Plant
H. R. Milner Generating Station
Tunnelway
Syncline Hills Thrust
Two Camp Creek Anticline
Cowlick Thrust
Muskeg Thrust
Barrett Anticline
McEvoy Anticline
Mason Thrust
Township 059 Range 08 W6M
Township 059 Range 07 W6M
Township 058 Range 08 W6M
Township 058 Range 07 W6M
Township 058 Range 10 W6M
Township 058 Range 09 W6M
Township 057 Range 10 W6M
Township 057 Range 09 W6M
N
LEGEND
Surface Mines - Proposed
Underground Mines - Proposed
GCCC Exploration Leases
GCCC Future Mines
GCCC Leases
Seam 4 Subcrop
Faults
Anticline
Syncline
Rivers and Streams
Metres

Figure 5-2

Smoky River Coalfield
Alberta, Canada

General Geological Structures

Prepared for
Grande Cache Coal Corporation

Weir International Mining Consultants
Job 4802
April 2004


No. 7-4 Mine Portal Area
Mt. Hamel
Township 058 Range 08 W6M
Township 057 Range 08 W6M
Township 058 Range 09 W6M
Township 057 Range 09 W6M
N34000
N33000
N32000
N31000
N30000
E105000
E106000
E107000
E108000
E109000
E110000
E111000
E112000
E113000
E114000
LEGEND
Seam 4 Subcrop
Seam 4 Depth of Cover (30 Metres)
Rivers and Streams
Projected Workings (centrelines)
Projected Main Belt Entries
0 150 300 450 600 metres
0 500 1000 1500 2000 feet
N
Figure 5-3
Proposed No. 7 - 4 Mine
Mine Plan Projections
Prepared for
Grande Cache Coal Corporation
Weir International Mining Consultants
Job 4802
April 2004


Proposed Field Office
Proposed Fuel Depot
Proposed Coal Haul Road
Settling Pond
Settling Pond
SHEEP CREEK
Township 058 Range 08 W6M
3985
4120
4255
4390
4525
4975
5065
5150
LEGEND
Topographic Contours
(50-foot Contour Interval)
Rivers and Streams
Torrens Formation
Bench Sandstone
Footwall of Seam 4
Slope Crests and Toes
Proposed Coal Haul Road
Proposed Drainage Ditch
Proposed Powerline
Feet
0 200 400 750 1250
0 50 100 150 200 250 350 450
Metres
N

Figure 5-4

Proposed No. 8 Mine

Mine Plan

Prepared for
Grande Cache Coal Corporation

Weir International Mining Consultants

Job 4802 April 2004


LEGEND
Topographic Contours (10-Metre Contour Interval)
Rivers and Streams
Torrens Formation
Base Torrens Formation
Bench Sandstone
Footwall of Seam 4
Pit/Dump Crest
Pit/Dump Toe
Township Section Number
1530
1600
1650
1670
1850
1880
1800
EXISTING B1 PIT
Township 058 Range 09 W6
0 100 200 300 400 500 600
Metres
N

Figure 5-5

Proposed No. 16 East Mine

Mine Plan

Prepared for
Grande Cache Coal Corporation

Weir International Mining Consultants
Job 4802
April 2004

6.0 EXPLORATION

Exploration of the Smoky River Coalfield began in the late 1950s, and a substantial exploration database has been created. This includes more than 3,300 drill holes of which approximately 400 are within the No. 7, No. 8 and No. 16 Leases.

In addition to the drill holes, a total of 79 adits have been driven to provide bulk samples for coal washability test work. There are six adits within the three mine areas included in the Project. The bulk samples provide data for estimating coal processing yield and product quality by seam across the property.

Exploration data by mine area for the Project are summarized as follows:

Mine Area	Total Number Drill Holes	Total Metres Drilled	Average Metres Per Hole	Number of Adits
No. 7-4	79	14,030	178	3
No. 8	129	9,631	75	-
No. 16 East	96	11,383	119	3
Total/Average	304	35,044	115	6

WIMC audited the drill hole database that GCCC obtained from SRCL to verify data entry. Original records were examined for approximately 20 percent of the drill holes in each of the three proposed mine areas. No problems or errors were found in the data entry for any of the records examined by WIMC.

6.1 EXPLORATION PROGRAMS

No. 7-4 Mine

Exploration within the proposed No. 7-4 Mine area was conducted in five phases beginning in 1961. The following summarises the drilling within the proposed No. 7-4 Mine permit area:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1961	7	6	1,365.8
1972	11	11	1,788.6
1981	10	5	2,087.0
1993	15	3	2,068.8
1999	35	6	6,449.0
2001	1	1	271.0
Total	79	32	14,030.2

The 1961 exploration consisted of diamond core holes drilled by Columbian Iron Ore Company. The next phase in 1972 consisted of 11 rotary drill holes drilled by McIntyre. In 1981, McIntyre completed a program of 10 rotary drill holes and three adits. In 1993, more rotary drilling was conducted by SRCL adding 15 drill holes to the total. In 1999, SRCL completed 35 additional drill holes under the terms and conditions of Coal Exploration Program Approval No. 990002 (AENV, August 1999). Norwest drilled one test hole near the center of the No. 7-4 Mine as part of their 2001 feasibility study. Except for the 1961 drilling, all drill holes were geophysically logged for density, gamma and resistivity. The last two SRCL drilling programs also included wireline logging for other parameters, including sonic and dipmeter data.

Outcrop mapping in the No. 7-4 Mine area conducted in the 1970s and 1980s resulted in approximately 300 rock outcrops being logged for lithology and bedding orientation. In addition, there is a substantial amount of exploration data available immediately outside the permit area, which aids in stratigraphic and coal quality interpretation of the No. 7 Lease.

No. 8 Mine

Exploration has been conducted periodically in the No. 8 Lease since 1961. The current No. 8 Mine plan is the logical completion of a coal resource that was mined in the original No. 8 Mine in the 1970s. The original No. 8 Mine area encompassed a number of underground and surface mines south of Sheep Creek that produced 16 million tonnes of coal from Seams 4 and 10 between 1969 and 1982.

The original No. 8 Mine, which overlaps with GCCC's proposed No. 8 Mine, started coal production in September 1971. The mine was reclaimed and about 45 hectares were certified as fully reclaimed by AENV in 1990.

Exploration drilling in the proposed No. 8 Mine area is summarized as follows:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1961	2	-	206.0
1971	16	-	1,165.2
1972	30	19	2,054.3
1973	16	-	488.9
1982	11	-	1,065.6
1984	23	-	2,632.7
1985	24	9	1,627.5
1987	7	4	390.5
Total	129	32	9,630.7

In addition to the drill hole data in the No. 8 Mine area, there is a substantial amount of information from mine maps of the original No. 8 Mine works from the 1970s, especially regarding the structure of the coal seams. There are also many drill holes from the mined out area and from immediately adjacent areas that aid in the stratigraphic and coal quality interpretation.

No. 16 East Mine

Within the proposed No. 16 East Mine area, exploration has been conducted in two major phases. In 1971, McIntyre drilled 23 rotary drill holes of which six were cored. In 1997 and 1998, SRCL completed an extensive exploration program consisting of 49 holes in 1997 and 24 in 1998, of which nine were cored. Exploration drilling in the No. 16 East Mine area is summarized as follows:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1971	23	6	3,313.8
1997	49	5	4,787.5
1998	24	4	3,281.6
Total	96	15	11,382.9

There are additional drill holes immediately outside the proposed No. 16 East Mine area, especially to the northwest in the potential No. 16 West Mine area that aid in the stratigraphic and coal quality interpretation. There are also three adits and numerous outcrop measurements available within the No. 16 East Mine area.

6.2 DRILLING

All exploration drill holes, except those prior to 1970, have been geophysically logged with gamma, density, resistivity and hole deviation tools. Holes drilled since 1990 were also logged with dipmeter tools where hole conditions permitted. Also since 1990, selected holes have been sonic logged to assist in rock strength estimation. Cores of the coal seams and immediate roof sections were recovered from approximately 10 percent of the drill holes.

The information obtained on the resources of the Smoky River Coalfield by former mine operators used industry standard, or better, data acquisition techniques. Drill holes provide the majority of the data. Spacing of drill holes varies depending on structural complexity. Areas evaluated for underground mining potential usually have comparatively simple structural geology. Drill hole spacing in these areas is generally 300 metres along strike and 100 metres across strike for mine design purposes. Most areas evaluated for surface mining have been drilled to a much greater density, as these areas are generally more structurally complex. The drill hole spacing in these areas is commonly 60 metres along strike and 15 metres across strike.

6.3 SAMPLE PREPARATION, ANALYSIS AND SECURITY

The coal quality variation is much more gradual than the structural variation of the coal seams, especially in the surface mine areas. Accordingly, approximately one in 15 drill holes were cored in surface mine areas and one in 10 drill holes were cored in the underground mine areas.

Typically, the cores were analyzed for in-place ash and Free Swelling Index (FSI). Composites of cores were analyzed by seam for sulphur, ash chemistry, proximate analysis and petrographic data. In some cases, the full suite of testing was applied to subsections of coal seams (for example high ash or low ash zones) where it was considered possible to mine and blend such subsections separately.

Washability analyses of cores typically consisted of float/sink tests at one specific gravity, between 1.40 to 1.50 specific gravity, depending on the seam. Adit samples were subjected to extensive float/sink testing of the plus 28 mesh (0.5 millimetre) coal fraction. In general, this float/sink testing was applied to three or four size fractions using four or five specific

gravities for floating each size fraction. The minus 28 mesh fraction was subjected to froth testing, typically for three time intervals.

SRCL and predecessors assembled an extensive database on the coking properties and washability characteristics of the different coal seams in the Smoky River Coalfield from tests conducted on production samples between 1969 and 2000. Most coking tests were conducted by CANMET, the federal government laboratory in Ottawa.

6.4 ADJACENT PROPERTIES

Property to the northeast and southwest of the GCCC leases is classified as Category 2 under the Coal Development Policy of Alberta and is not considered suitable for surface coal mining. Northeast of GCCC's No. 8 Lease, D&R Resources has a lease covering the former No. 2 Mine. Southeast of GCCC's No. 7 Lease and across the Smoky River, ATCO Power Ltd. has a lease.

6.5 MINERAL PROCESSING AND METALLURGICAL TESTING

Coal quality trends within the Smoky River Coalfield have been modelled from an extensive database of exploration drill hole cores, reverse circulation drill samples and adits. Processing plant yields have been adjusted for OSD, processing plant efficiency and coal losses at each stage of production, including mining, breaker separation, screening and plant processing.

The coal quality estimates for each mine area and seam are summarized as follows:

		Dry Basis					
		In-Place Coal Quality			Clean Coal Quality At 7% Ash		
Mine Area	Seam	Ash (%)	Volatile Matter [1] (%)	Sulphur (%)	Volatile Matter (%)	Sulphur (%)	FSI
No. 7-4	4	11.5	19.0	0.50	17.7	0.47	6.2
No. 8	10	14.0	23.0	0.39	21.4	0.35	8.0
	4	15.9	20.4	0.43	19.3	0.41	7.0
No. 16 East	8	41.4	23.0	0.41	18.2	0.67	7.5
	7	20.0	19.3	0.45	17.2	0.52	5.5
	6	22.2	20.4	0.78	17.1	0.60	7.0
	5	24.0	20.6	0.64	16.8	0.66	6.5
	4	11.3	18.5	0.40	17.4	0.39	4.5

[1] Ash free basis

Within the Smoky River Coalfield, coal rank has the greatest impact on the value of the product. Coal rank is indicated by the volatile matter and FSI tests, which both show decreasing values as coal rank increases. While product ash can be controlled by processing, coal rank can only be controlled by blending coals from different mine areas. Coal rank is the primary determinant of the coking properties and coke yield of the product. These properties are rated by customers based on the volatile matter and FSI. In general, the coal rank follows the same trend across the Project area for all seams. The overall trend is an increase in coal rank to the northwest.

Modelling of volatile matter in the Smoky River Coalfield has established predictable Project-wide trends. In general, there is a consistent increase in volatile matter up the stratigraphic section from Seam 4 to Seam 10. This is consistent with the trend of increasing rank with increasing depth of burial in coal bearing strata. The lateral change in volatile matter within the Smoky River Coalfield can be summarized in general as increasing volatile matter or decreasing rank to the southeast.

Ash is the most variable of the key in-situ coal quality parameters. In general, the thicker coal seams are lower ash, reflecting that a more stable depositional environment is required for larger accumulations of organic material. Lower variability of ash is also apparent in thicker coal seams. Seam 4 has the overall lowest average ash and also the lowest variability in ash. Seam 4 ash is lowest in mine areas to the southwest.

Most of the sulphur in the coal seams of the Smoky River Coalfield is organically bound as opposed to pyritic or mineral bound. Washing the coal generally results in a marginal increase in the sulphur content from the in-situ level. The coal seams which typically have the highest sulphur are the thinnest coal seams (Seams 5 and 6). The thickest coal seam, Seam 4, generally has the lowest average in-situ sulphur. Unlike volatile matter, sulphur does not follow regional trends but varies mine by mine and within mining areas.

7.0 MINERAL RESOURCE AND RESERVE ESTIMATES

GCCC developed coal seam models using primarily sectional interpretation techniques for the surface mine areas and a combination of sectional and plan based interpretation techniques for the underground areas. Three-dimensional models of the coal seams and other pertinent stratigraphic units were generated from interpreted cross-sections using 3-D solids linking computer methods in surface mine areas and thickness-mapped triangulated irregular networks (TINs) in underground mine areas. Faults were interpreted using dipmeter logs and coal seam/interburden isopach interpretation.

GCCC determined the technical and economic limits for underground mines based on engineering analysis using seam isopach and seam iso-dip maps. Economic pit limits for surface mining were based on the determination of cut-off strip ratios on a pit by pit basis using estimates for coal and waste haul costs, by seam ROM yields, and processing and product transport costs. Lerch-Grossman pit optimization was used to determine the final design highwall location.

GCCC's resource and reserve estimates were prepared under the supervision of Geoffrey R. Jordon, P. Geol., Vice President, Operations of Norwest, acting as an independent qualified person. The method for resource and reserve estimation follows the requirements of NI 43-101 which defines what constitutes a mineral resource or mineral reserve and the levels of assurance by which they are categorized. NI 43-101 stipulates that the definitions and criteria of resource and reserve estimation and classification for Canadian coal properties adhere to the method of GSC 88-21. GCCC's method for reserve and resource estimation incorporated the following steps for both underground and surface areas:

- Construct geology maps identifying the coal limits by seam (subcrop, fault truncation and previously mined boundaries) and coal seam models of thickness and structure.
- Determine the geology type for each mining area, per GSC 88-21.
- Define the deposit type for each mine area, per GSC 88-21.
- Construct the appropriate iso-value maps identifying limits to reserves and resources (seam thickness, depth of cover, seam dip and stripping ratio) based on deposit type.
- Based on geology type and coal seam data points, construct maps showing the area of each category of assurance (measured, indicated, inferred and in the case of

resources, speculative) per GSC 88-21 and within the reserve/resource limits defined by the previous step and step number one.

- Calculate the geological reserve or resource volume by seam within each category of assurance, using the net area map created in the previous step for each assurance category and a computer model of the coal seam created in step number one.
- Convert the coal volume for each of the resource and reserve areas using appropriate densities based on the ash content of the coal to obtain resource and reserve tonnes for each of the measured, indicated and inferred categories.
- In the case of reserves, apply appropriate mining recoveries and processing yields, based on previous experience in the Smoky River Coalfield, to the in-place tonnes to generate the recoverable and saleable reserves.

GCCC generates the strip ratio isopach maps for limiting surface reserves using either a calculated net tonne ROM value for each drill hole, or the Lerch-Grossman optimized 10:1 bank cubic metres (BCM): tonne ROM pit wall. The net tonne ROM per drill hole value was gridded onto a digital surface containing the net waste thickness between the base of Seam 4 and the surface, thus allowing the construction of an iso-strip ratio map.

Limits to resources as defined by NI 43-101 can be based on assumptions if not specifically established for a deposit. GCCC established limits to resources for the Smoky River Coalfield based on previous mining experience on the property. Where different, these limits are more conservative than stipulated in GSC 88-21.

For surface deposits of moderate or complex type and immediate interest, GSC 88-21 stipulates a maximum strip ratio of 20:1 BCM: tonne in-place. GCCC has used a limiting strip ratio of 10:1 BCM: tonne ROM. For underground deposits of moderate geology type and immediate interest, GSC 88-21 stipulates a maximum depth of cover of 600 metres and a maximum dip of 30 degrees. GCCC has used a maximum depth of cover of 600 metres and a maximum dip of 25 degrees.

GSC 88-21 limits the thickness of a coal seam that can be included in a reserve or resource estimate. Based on previous mining experience on the property, GCCC used a minimum coal seam thickness slightly more conservative than the GSC 88-21 thickness for underground deposits. For underground deposits, GSC 88-21 specifies a minimum thickness of 2.0 metres for complex geology and 1.5 metres for moderate geology in the immediate

interest category. GCCC used a minimum thickness of 2.5 metres for coal seams classified as underground deposits.

GSC 88-21 provides a density versus ash table for converting in-situ volumes to tonnes in the absence of detailed information. However, for the Smoky River Coalfield detailed information exists on in-situ coal density, based on in-situ ash. Below 10 percent ash, the density specified by GSC 88-21 is equivalent to the GCCC empirically defined relationship. The maximum difference between GSC 88-21 and the GCCC density table is 1.3 percent, with GCCC having the higher density estimation based on ash.

GSC 88-21 stipulates that areas of assurance be measured from a known data point. GCCC used only those data points surveyed with equipment capable of a resolution of less than 1.0 metre in X, Y and Z measurements. In order to be included in the resource estimate, coal must be within a specified distance from a known data point. According to GSC 88-21, a known data point can be:

- A surveyed coal trench
- An exploration drill hole (surveyed collar location)
- An exploration adit
- A point of observation in a coal seam where it has been mined

For underground deposits in the moderate geology type, GSC 88-21 defines the measured assurance category as within 450 metres of a data point, and the indicated assurance category as between 450 and 900 metres of a data point.

For surface deposits in the complex geology type, GSC 88-21 defines the assurance categories as follows:

- Measured: average spacing along the cross-section must be no more than 100 metres, maximum spacing along the cross-section is 200 metres, and the area of influence is 75 metres on each side of the cross-section.
- Indicated: average spacing along the cross-section must be no more than 200 metres, maximum spacing along the cross-section is 400 metres, and the area of influence is 150 metres on each side of the cross-section.

- Inferred: average spacing along the cross-section must be no more than 400 metres, maximum spacing along the cross section is 800 metres and the area of influence is 300 metres on each side of the cross-section.

7.1 DEFINITIONS

Resource
All in-situ coal tonnes meeting either underground or surface criteria specified in GSC 88-21. Those tonnes can be considered as technically extractable coal independent of economic criteria.

Reserves
Coal quantities that are anticipated to be mineable, based on the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions, and which have no legal impediments to mining.

Reserves In-Place
That in-situ portion of the resources which is within a planned underground or surface mine and meets the assurance definition of either measured or indicated.

Reserves Recoverable
That portion of the Reserve In-place plus OSD that can be extracted by conventional underground or surface mining technology.

Reserves Saleable
That portion of the Reserve Recoverable that remains after processing operations.

7.2 RESOURCES

Based on the resource and reserve classification method specified in GSC 88-21, all GCCC surface deposits are classified as complex geology type. Since this is an area with developed transportation and processing infrastructure, all resources can be classified as Immediate Interest.

Feasibility and pre-feasibility studies have been performed on the resources for the No. 7-4, No. 8 and No. 16 East Mines. Therefore, the economical recoverable resources have been classified as reserves.

7.3 RESERVES

Based on the resource and reserve classification method specified in GSC Paper 88-21, the No. 7-4 Mine reserve is classified as *moderate geology type reserves* and the No. 8 and No. 16 East Mines reserves are classified as *complex geology type reserves*. The reserves in the three mine areas are classified as *Reserves Not in Active Mines*. All of the coal reserves are low volatile bituminous in rank. The reserves as of March 1, 2004 are summarized as follows:

Deposit Type	Mine Area	Reserves Not in Active Mines (Million Tonnes) In-Place	Recoverable	Saleable	Percent Measured
Underground	No. 7-4	9.75	6.82	5.22	100.0
Surface	No. 8	8.15	7.63	5.68	80.7
Surface	No. 16 East	19.07	13.92	10.44	62.8
		27.22	21.55	16.12	69.1
	Total	36.97	28.37	21.34	76.7

The above reserve estimates have been adjusted for OSD, moisture and processing plant efficiency.

WIMC audited the reserve estimates provided by GCCC and found the estimates to be reasonable.

8.0 MINE PLANS

8.1 UNDERGROUND OPERATION

Feasibility studies and mine plans have been developed for the No. 7-4 Mine. The No. 7-4 Mine will extract coal from Seam 4 by underground mining methods. The limits of mining for the No. 7-4 Mine will be defined by the seam outcrop and seam dip (pitch). Only coal reserves with a seam dip of less than 18 degrees and cover greater than 30 metres are included in the mine plans.

GCCC has a mine permit for the No. 7-4 Mine that was issued by the EUB on January 29, 2003.

8.1.1 Mine Plan

The No. 7-4 Mine will initially access the Seam 4 mineable reserves from four in-seam portal entries. The four portal entries will be expanded to a set of seven main entries. The main entries will provide access to seven entry panels that will be developed and subsequently depillared. The panels will be driven at 90 degrees with the seam dip. All main and panel entries will be driven on 24 metre by 24 metre centers. Entries and crosscuts will be mined 2.1 metres high and 6.1 metres wide during development. During depillaring operations, the pillars will be mined 4.2 metres high and the remaining 2.1 metres in the entries and crosscuts will be removed.

8.1.2 Mining Methods

No. 7-4 Mine will utilize the supersection method of mining, developing seven entry panels on one belt conveyor system. Two continuous miners will be utilized on the mining unit, but only one continuous miner will cut coal at a time. Three shuttle cars will be utilized to transport the coal from the continuous miners to the belt conveyor system. Two roof bolting machines will be utilized on the mining unit to install roof support.

After a panel is developed by the supersection method of mining, one continuous miner will be utilized to depillar the panel. The second continuous miner, a roof bolter and a shuttle car may be used to set up the next panel to be developed.

8.1.3 Mining Conditions, Out-of-Seam Dilution and Recovery

The immediate roof in the No. 7-4 Mine consists of 0.7 to 1.5 metres of shale overlain by up to 20 metres of siltstones and sandstones. The analysis of the drill hole cores indicates that roof conditions are expected to be favourable. Approximately 0.16 metre of OSD, primarily carbonaceous shale that lies on the coal seam contact points, will be taken during mining.

The relatively flat lying Seam 4 projected to be mined and the absence of any evidence of major faulting indicates that the mining conditions should be good.

No major water inflows are expected and methane desorption tests indicate that with proper ventilation, methane should not be an issue. The potential for spontaneous combustion should be minimal due to the low in-situ oxygen content of the coal.

Mining recovery of 70 percent is projected from the No. 7-4 Mine reserves.

8.1.4 Workforce and Production Schedule

The No. 7-4 Mine will produce coal five days a week, Monday through Friday, three shifts per day with hotseat change out of the crews at the face. Each shift will include eight hours of production and approximately one-half hour of transport time. A maintenance crew will work four days per week, Friday through Monday, one shift per day. The maintenance shift will be 12 hours in length, including transport time.

Total manning for the No. 7-4 Mine is as follows:

Salaried Workforce

Mine Manager	1
Production Superintendent	1
Electrical Superintendent	1
Maintenance Superintendent	1
Safety Superintendent/Fireboss	1
Underground Coal Mine Foremen	4
Maintenance Supervisors	3
Mining Engineer/Geologist	2
Warehouse/Purchasing	1
Mine and Accounting Clerk	1
Total	16

Hourly Workforce

	Production			Maintenance	
	Crew 1	Crew 2	Crew 3	Crew 4	Total
Continuous Miner Operator	1	1	1	-	3
Shuttle Car Operator	3	3	3	-	9
Second Operator	1	1	1	-	3
Roof Bolter Operator	4	4	4	-	12
Scoop Operator	1	1	1	1	4
Diesel/Supply Man	1	1	1	-	3
Electrician	1	1	1	1	4
Labourer/Absentee	2	2	2	3	9
Lamp/Console Operator	1	1	1	1	4
Mechanic	1	1	1	1	4
Outsideman	1	1	1	1	4
Shop Electrician	1	-	-	-	1
Shop Mechanic	1	-	-	-	1
	19	17	17	8	61

Contractors will be employed to operate the coal processing plant and for trucking the ROM coal from the mines to the processing plant.

8.1.5 Equipment

Initial production equipment will consist of the following US manufactured mining machinery that will be rebuilt to Canadian specifications:

Continuous Miners	2 - Joy 12CM12
Shuttle Cars	3 - Joy 10SC32(B)
Roof Bolters	2 - Fletcher CDDR13, Dual Head
Feeder Breaker	1 - Stamler BF-17, Three Way Dump
Scoop	1 - Wagner LST-5S
Panel Belts	1200mm
Mainline Belts	1200mm

8.1.6 Production

No. 7-4 Mine is projected to produce 5.2 million tonnes of saleable coal during its six year mine life. Production is projected to average approximately 95,000 ROM tonnes per month. Annual production, at a 76.5 percent processing plant recovery, is projected as follows:

	Tonnes (000)						
Year	1	2	3	4	5	6	Total
ROM	984	911	1,023	1,326	1,292	1,287	6,823
Saleable	753	697	782	1,014	988	984	5,218

8.1.7 Productivity

No. 7-4 Mine is projected to average 71 metres of advance per shift throughout the mine life. Generally, 100 metres of advance per shift will be attained; however productivity is de-rated to account for mining in steeply pitching areas.

Depillaring productivity is projected at 88 metres per shift.

No. 7-4 Mine projected productivity is summarized as follows:

	Per Unit Shift	
	Metres	ROM Tonnes
Average Advance	71	1,345
Depillaring	88	1,665

8.2 SURFACE OPERATIONS

Pre-feasibility studies and surface mining plans have been developed for the No. 8 and No. 16 East Mines.

The total demonstrated reserves within the planned No. 8 Mine and No. 16 East Mine are 16.1 million saleable tonnes of metallurgical coal. The average strip ratio is 7.6 bank cubic metres of waste per tonne of metallurgical saleable coal.

An additional 2.1 million ROM tonnes of thermal coal will be uncovered during the life of the No. 8 Mine and No. 16 East Mine. The cost to uncover the thermal coal is included in the overall mining cost. The costs to haul and process the thermal coal and the potential revenue from thermal coal sales have not been included in the Project analysis.

8.2.1 Mine Plan

The GCCC plans for the No. 8 Mine and the No. 16 East Mine have incorporated the following mine design criteria:

Design Element	Parameter	Specification
Highwall/Endwall	Rock overall slope angle	54 degrees
	Rock bench face slope angle	68 degrees
	Rock single bench height	14 - 15 metres
	Rock bench interval	28 - 30 metres
	Rock bench width	9 - 10 metres
	Overburden slope angle	37 - 45 degrees
	Overburden bedrock interface bench width	9 metres
Footwall	Overall slope angle	Depending on bedding dip
	Bench height	28 - 30 metres
	Bench width	Depending on structure
Waste Dump	Slope angle	37 degrees
	Reclaimed slope angle	27 degrees
	Swell factor	25 percent
Material Characteristics	Rock density	2.6 tonnes per BCM
	Overburden density	1.9 - 2.0 tonnes per BCM
	Seam 4 coal density	1.42 tonnes per BCM
	Other seams coal density	1.45 tonnes per BCM
Mining Recovery	Seam 4	95 percent
	Other seams	60 - 80 percent
Preparation Plant Recovery	Combined	76.8 percent

The EUB extended GCCC's permit for the No. 7-4 and No. 8 Mines to include No. 12S B2 Mine on May 13, 2003. The No. 12S B2 mine licence was transferred to GCCC on June 6, 2003. GCCC is considering the inclusion of the No. 12S B2 Mine in the surface mine development plans for the Project but has not yet finalised the pit plan and schedule.

GCCC will start the environmental and mine engineering work for the No. 16 East Mine and initiate an application for a permit and licence during Year -1 of the Project and apply best efforts so that development and production from this mine can start during the second half of Year 2.

GCCC received a permit for the No. 8 Mine on January 29, 2003. A mine licence application will be submitted after completion of the final mine engineering design work. Production is planned to begin in Year 7 to replace the No. 7-4 Mine production upon depletion of the underground mineable reserves.

Additional mine planning will be required prior to development at each of the planned surface mines.

8.2.2 Mining Methods

The No. 8 and No. 16 East Mines will utilize the truck-shovel method of surface mining. Equipment utilized will include a 311 millimetre blast hole drill, a 25 cubic metre hydraulic shovel and 218 tonne haul trucks to drill, load and remove the overburden and to load and haul the coal to the existing Sheep Creek Breaker (SCB).

A 20 cubic metre front end loader will provide back up for the hydraulic shovels and rehandle coal hauled to an out-of-pit stockpile. A 3.4 cubic metre crawler backhoe will be utilized to load pit coal from limited access areas.

8.2.3 Mining Conditions

In common with previous surface mines in the Smoky River Coalfield the surface mines will operate in reserve areas that are steeply pitching and faulted.

8.2.4 Workforce

The surface mines will operate two, 12-hour shifts per day, 360 days per year. The number of employees will vary depending on annual production.

The workforce requirements for the project will include general labour, equipment operators, semi-skilled positions, certified trades and staff. The operations workforce required was

based on the estimated annual equipment operating hours, with allowance for scheduled breaks, delays, shift change, training, vacation and absenteeism. The estimate includes blasting labour and miscellaneous operators.

The surface mines salaried workforce is summarized as follows:

Mine	No. 16 East	No. 8 and No. 16 East	No. 8
Year	2-6	7-11	12
Surface Managers	1	1	1
Mine Superintendents	1	1	1
Maintenance Superintendents	1	1	1
Mining Engineers/Geologists	3	3	3
Surface Operation Supervisors	4	8	4
Maintenance Supervisors	4	4	4
Warehouse/Purchasing	2	2	2
Mine Clerks	2	2	2
Environment Technologists	1	1	1
Surveyors	2	2	2
Total	21	25	21

The surface mine hourly workforce requirements are summarized as follows:

	Surface Mine Hourly Workforce											
Year	1	2	3	4	5	6	7	8	9	10	11	12
Operations	-	30	60	60	60	60	100	110	110	110	72	44
Maintenance	-	17	33	33	33	33	55	61	61	61	40	24
Total	-	47	93	93	93	93	155	171	171	171	112	68

8.2.5 Equipment

The selection and size of the major mining equipment was determined from the annual waste and coal volumes in accordance with the production schedule. The mine plan projects the use of diesel powered loading and drilling equipment to facilitate equipment moves within and between pits and eliminate the requirement for electric power to be supplied to each working area.

The major surface mine production equipment is projected as follows:

Equipment Type	Quantity	Size	Typical Model
Hydraulic Shovels	2	25 cubic metres	O&K RH200
Blasthole Drills	2	311 millimetres	BE 39R
Front End Loader	1	20 cubic metres	LeTourneau L-1400
Front End Loader	1	8 -10 cubic metres	Caterpillar 992G
Rear-Dump Haul Trucks	6 - 10	218 tonnes	Caterpillar 793C
Tracked Backhoe	1	3.4 cubic metres	Caterpillar 375L
Tracked Bulldozers	3	410 kW (550 hp)	Caterpillar D10R
Rubber-Tired Dozers	2	225 kW (300 hp)	Caterpillar 834G
Graders	2	210 kW (275 hp)	Caterpillar 16H

Two diesel electric blasthole drills, BE 39R type (or equivalent), capable of drilling 311 millimetre diameter holes will be used, one for the No. 8 Mine and one for the No. 16 East Mine.

O&K RH200 hydraulic shovels (or equivalent) are equipped with a 25 cubic metre bucket and matched with Caterpillar 793 (or equivalent) haul trucks, with a capacity of 218 tonnes, will be utilized for primary waste removal.

A LeTourneau L-1400 (or equivalent) front end loader with a 20 cubic metre bucket will be used for loading the haul trucks from out-of-pit coal stockpiles and to provide backup capacity for the hydraulic shovels. Due to the long haul distance from the No. 16 East Mine to the SCB, the use of an adjacent out-of pit stockpile will reduce shovel delay time waiting for trucks. It is projected that 20 percent of the ROM coal from these pits will be hauled to a stockpile and subsequently rehandled with the loader and hauled to the SCB. A Caterpillar 992G front end loader will be used at the SCB to load stockpiled ROM coal into the breaker.

One Caterpillar 375L crawler mounted backhoe (or equivalent) with a 3.4 cubic metre bucket will be used to load wedge coal and coal at the bottom of the pits where there is limited access available due to the pitching seams.

8.2.6 Production Levels and Strip Ratios

The surface mine production schedule projects the No. 16 East Mine to begin production in Year 2 and deplete the reserves in Year 11. The No. 8 Mine will commence in Year 7 and continue production until Year 12 of the Project.

The waste movement schedule includes an allowance of approximately six percent for in-pit rehandling. Primary waste movement is scheduled at a maximum of nine million bank cubic metres for each of the two mining areas.

Detailed scheduling of production to optimize the material movement from multiple phases and benches within the ultimate pit design limits will be carried out as part of the final mine engineering plan.

The waste and coal production schedule for the surface mines is summarized as follows:

	No 8 Mine					No. 16 East Mine					Total Surface Mines				
		ROM Coal		Saleable			ROM Coal		Saleable			ROM Coal		Saleable	
Year	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio	Waste (MBCM)	Tonnes (Million)	Ratio	Tonnes (Million)	Ratio
1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2	-	-	-	-	-	4.2	0.6	7.0	0.4	10.6	4.2	0.6	7.0	0.4	10.6
3	-	-	-	-	-	8.7	1.3	6.7	1.0	8.7	8.7	1.3	6.7	1.0	8.7
4	-	-	-	-	-	8.9	1.2	7.4	0.8	11.1	8.9	1.2	7.4	0.8	11.1
5	-	-	-	-	-	8.8	1.3	6.8	0.9	9.7	8.8	1.3	6.8	0.9	9.7
6	-	-	-	-	-	8.4	2.1	4.0	1.6	5.2	8.4	2.1	4.0	1.6	5.2
7	5.9	1.2	4.9	0.9	6.6	7.9	1.5	5.3	1.2	6.6	13.8	2.7	5.1	2.1	6.6
8	8.8	1.1	8.0	0.8	11.1	8.7	1.5	5.8	1.1	7.9	17.5	2.6	6.7	1.9	9.2
9	9.4	0.7	13.4	0.5	18.7	8.5	1.8	4.7	1.3	6.5	17.9	2.5	7.2	1.8	9.9
10	8.9	1.3	6.8	1.0	8.9	8.4	2.0	4.2	1.5	5.6	17.3	3.3	5.2	2.5	6.9
11	8.6	1.7	5.1	1.2	7.2	1.8	0.7	2.6	0.6	3.0	10.4	2.4	4.3	1.8	5.8
12	6.4	1.7	3.8	1.3	4.9	-	-	-	-	-	6.4	1.7	3.8	1.3	4.9
Total	48.0	7.7	6.2	5.7	8.4	74.3	14.0	5.3	10.4	7.1	122.3	21.7	5.6	16.1	7.6

8.2.7 Productivity

The annual available operating time for the shovels was estimated at 5,566 hours. The production capacity of the O&K RH200 shovel is estimated at 1,741 bank cubic metres of waste per operating hour, which is equivalent to 9.7 million bank cubic metres of waste per year.

The weighted average coal and waste haulage cycle times for the haul trucks were simulated utilizing Caterpillar's Fleet Production and Costing System program based on the following parameters:

Maximum speed, downhill haul	35 kilometres per hour
Maximum speed, sharp turn	15 kilometres per hour
Rolling resistance, bench	8 percent
Rolling resistance, main haul road	4 percent

Fixed portions of haul truck cycle time:

	Time in Minutes		
	RH200 Coal	L-1400 Coal	RH200 Waste
Spot at Shovel	0.5	0.5	0.5
Load Time	3.2	6.8	2.3
Spot at Dump/Crusher	0.6	0.6	0.6
Dump Time	1.0	1.0	1.0
Total Fixed Time	5.3	8.9	4.4

The weighted average haul truck cycle time for each pit bench was utilized to determine the annual haul truck fleet requirements.

8.2.8 Main Access and Haul Roads

The No. 8 Mine is located in proximity to existing access roads where mining has previously taken place. Existing access roads will be widened at the perimeter of the current No. 8 Mine reclaimed area. During the initial phase of mining, approximately four and one-half kilometres of coal haul road will be constructed to the SCB station.

The No. 16 East Mine will require the construction of approximately five kilometres of new haul road prior to the start of mining in Year 2.

8.2.9 Waste Dumping/Backfilling

Where practical, external waste dumps have been located adjacent to the pit areas to enable favourable downhill haulage for a large portion of the waste rock associated with the mine plans.

Backfilling in the active pits will commence when mining has advanced to provide sufficient waste areas in the mined out pits.

8.2.10 Mine Reclamation

Post-mining reclamation work for the surface mine areas will include dump resloping, topsoil placement and revegetation of the mining slopes. Dumps will be resloped to conform with Alberta regulatory requirements and the conditions of the EPEA Approval. These requirements will be determined for each pit during the detailed design phase.

9.0 COAL PROCESSING

9.1 INTRODUCTION

The coal processing plant is located in the Smoky River Valley adjacent to the Smoky River, Highway 40, the H.R. Milner Generating Station and the Alberta RailNet railway line (See Figure 9-1). The plant was commissioned in 1970 and operated continuously until March 2000 when SRCL ceased operations.

GCCC acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receiver. GCCC expects to enter into an agreement with the Alberta Government covering the long-term operation of the processing plant and associated facilities and the final reclamation of the site.

The processing plant facilities consists of the ROM coal receiving, handling and storage area, coal processing plant, thermal coal dryer, clean coal storage area, clean coal train load-out, coarse reject disposal area and fine tailings ponds, in addition to associated buildings, conveyors, pipelines and roadways. All processing plant facilities were in place at the time of closure, with the exception that a screen bowl centrifuge, used to dewater part of the clean coal, has been removed from the plant and sold by the receiver. The screen bowl centrifuge is not essential to the proposed method of operation of the processing plant by GCCC.

9.2 PLANT DESCRIPTION

Heavy media cyclones will be used for coarse raw coal cleaning and flotation will be used for fine raw coal cleaning to produce clean coal products for the international metallurgical coal market. A material handling flow diagram and processing plant flow diagram are shown on Figures 9-2 and 9-3 respectively.

ROM coal will be delivered by truck from No. 7-4 Mine, or via the Tunnelway conveyor from No. 8 and No. 16 East Mines to the existing ROM coal stockpile. Should approval for the Tunnelway not be obtained, the coal from the surface mines will be trucked. ROM coal is reclaimed using vibratory feeders, located in a reclaim tunnel. The feeders load the ROM coal onto a reclaim conveyor that transfers the coal into the breaker station. The coal is sized on a vibratory screen at 19 millimetres. The minus 19 millimetre screen underflow is

directed to the ROM coal silo feed conveyor, bypassing the rotary breaker. The plus 19 millimetre screen overflow reports to one of two rotary breakers that break the more friable coarse coal and reject the harder, higher ash coarse material. The rotary breakers are fitted with 38 millimetre aperture panels, which allow minus 38 millimetre raw coal to pass through onto the raw coal silo feed conveyor. Oversize material, mainly rock, is conveyed to an open, on-ground storage pile and then trucked to the existing coarse reject disposal facility at Flood Creek .

After the removal of the oversize material in the breaker, the 38 millimetre x 0 plant feed is conveyed to the 1,800 tonne raw coal silo. Raw coal is recovered from the silo by four vibratory feeders onto the coal processing plant feed conveyor, equipped with a tramp iron magnet and a belt scale, and conveyed to the desliming section of the processing plant.

The raw coal feed is divided and distributed over eight sieve bends that discharge directly to eight desliming screens fitted with 0.5 millimetre aperture panels. The deslimed coarse coal (38 millimetres x 0.5 millimetre) then passes to a mixing box where it is mixed with water and magnetite and fed to eight 600 millimetre diameter heavy media cyclones. The fine coal (minus 0.5 millimetre) screen underflow is pumped to a distribution box and then pumped to the froth flotation circuit.

The raw coal is separated into clean coal and rejects in the heavy media cyclones, at a separation gravity of 1.50 to 1.55. The magnetite media is recovered from each product on drain and rinse screens. The dilute media underflow from the screens is passed through magnetic separators to recover the magnetite that is returned to the cyclone circuit for re-use. The non-magnetic materials are removed from the circuit to prevent a build-up of fines.

The drained coarse clean coal is dewatered in centrifuges and discharged to the clean coal conveyor. The drained coarse reject material is conveyed to the discard bin for removal by truck to the Flood Creek disposal facility.

The minus 0.5 millimetre raw coal is separated into clean coal and tailings in a bank of five 8.5 cubic metre capacity flotation cells. A commercial frother and diesel fuel reagents are required for this process. The clean coal froth is passed to three vacuum disc filters for dewatering. Each disc filter has twelve 3.8 metre diameter filter discs. The filter cake is discharged from the disc filters and combined with the clean coarse coal on the clean coal conveyor for transport to the thermal dryer.

The fluidized-bed thermal dryer, located in a separate building adjoining the coal processing plant, has a maximum rated capacity of 41 cubic metres per hour of water evaporation. It is fuelled by natural gas. Dried clean coal from the dryer is conveyed to the clean coal stockpile.

The tailings from the flotation cells are thickened in a tailings thickener then pumped to the tailings ponds located on the south side of the Smoky River.

Clean coal is reclaimed using vibratory feeders, located in a reclaim tunnel under the stockpile, then transferred by conveyor to a load-out bin for loading into rail cars. The top surface of the coal is sprayed with a latex solution, after loading, to inhibit dusting and coal losses during rail transport.

9.3 PLANT CAPACITY

The plant has a rated raw coal feed capacity of approximately 700 tonnes per hour using the available in-place equipment. The feed rate is limited by the capacity of the three disc filters used for dewatering fine clean coal.

Mine production rates are projected to vary from 984,000 ROM tonnes in Year 1 to 3,358,000 ROM tonnes in Year 6. After removing three percent rock in the rotary breaker, the planned plant feed rate will vary from 954,500 raw tonnes per year to 3,257,260 raw tonnes per year. The average preparation plant feed rate that can be maintained is approximately 660 raw tonnes per hour. At peak mine production, the processing plant will be required to operate approximately 4,935 hours per year. Plant availability is projected to be 90 percent.

The actual hourly feed rate to the processing plant during the period 1992 through 1999 is shown below:


Processing Plant Feed Rate (Tonnes per Hour)
1,000
900
800
700
600
500
400
300
200
100
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
Year

A feed rate of approximately 660 raw tonnes per hour was achieved over a four year period prior to plant closure. It can be concluded that the existing plant facility is capable of processing the projected mine production.

There is some evidence that the recovery of clean coal decreases as the feed rate to the processing plant increases, as illustrated below. However, some of the reduction in recovery is related to the proportion of Seam 10 coal that was processed through the plant. The processing plant should be operated at a lower throughput rate than 660 raw tonnes per hour if, upon further evaluation, it is demonstrated that the increase in clean coal recovery offsets any additional plant operating costs.


Feed Rate (Raw Coal Tonnes per Hour)
1,000
900
800
700
600
500
400
300
200
100
0
60
65
70
75
80
85
90
Clean Coal Yield (Percent)

9.4 TAILINGS IMPOUNDMENT DESIGN

GCCC will utilize three tailings ponds for the storage of tailings material. The tailings ponds are designed to receive the fine refuse slurry material by pipeline from the tailings thickener. Norwest reviewed the pond design and operation for GCCC in 2001. The review indicated that there are no immediate stability concerns with any of the impoundment dykes, both under current conditions and under operating conditions similar to those experienced in the past. The review at that time indicated that the ponds were geotechnically stable for their intended function. The condition of the dykes has not been evaluated by Norwest since 2001.

9.5 REJECT DISPOSAL

GCCC will utilize the existing Flood Creek disposal facility for breaker reject and coarse reject material from the processing plant. The facility currently receives ash from the H. R. Milner Generating Station. Norwest assessed the condition of the Flood Creek site for GCCC in 2001. They reviewed the stability of the facility and indicated that reactivation of the site for the planned disposal purpose can be undertaken. No further evaluation of the Flood Creek disposal facility has been conducted by Norwest since 2001.

9.6 RAIL TRANSPORTATION AND TERMINAL SERVICE

The GCCC processing plant site is located adjacent to the Alberta RailNet line, which connects to the CN main line at Swan Landing, between Hinton and Jasper. GCCC will contract with CN for rail services. Clean coal will be transported by rail to an export terminal located on the west coast or to Midwest US markets. The US market in the Chicago area can also be served by a combination of rail and lake vessel through Thunder Bay, Ontario.

There are three west coast terminals available to handle exports of GCCC coal: Westshore Terminals Ltd. at Roberts Bank, Neptune Bulk Terminals Ltd. at Vancouver and Ridley Terminals Inc. at Prince Rupert.

Westshore is the largest terminal on the west coast with a throughput capacity of 26.0 million tonnes per year. In 2003, throughput was 19.3 million tonnes.

Neptune Bulk Terminals Ltd. is a shipper-owned terminal company and handles primarily owner-supplied coal for Elk Valley Coal Corporation. The terminal has excess capacity, which may be available to non-owner shippers. Coal shipments through Neptune totalled 4.7 million tonnes in 2003 compared to a nominal capacity of 8.0 million tonnes per year.

Ridley Terminals Inc. is a federal government-owned company that operates a terminal facility built to handle coal produced at the Quintette and Bullmoose mines. Quintette closed in August of 2000 and Bullmoose closed in 2003. Shipments through Ridley totalled 1.2 million tonnes in 2003, compared to a nominal capacity of 12.0 million tonnes per year.

9.7 COAL QUALITY

The ROM and raw coal quality is based on the quality data obtained from drill core, adit samples and from historical data. The exploration data has been entered into a block model and the coal quality parameters modelled.

The ROM and raw coal ash have been determined using the following methodology:

- In-seam ash content (dry basis) and seam thickness is determined from a block model which estimates cells from drill core and adit data, using inverse distance squared. Seam thickness is obtained from the linear average of drill holes, corrected for angle of drill hole to the seam and filtered to exclude structurally thickened or thinned intersections.
- Density of material is determined using the following empirical formula:

$$Density = -206.2/((Ash\ \%\ dry\ basis)-163.2)$$

- Weight of coal per unit area of a column of coal is calculated by multiplying the coal thickness by the density.
- Thickness of mining dilution that will be extracted with the coal is estimated based on historical experience and general rock quality. The ash content of the dilution is estimated and will normally be 80 percent, but may be adjusted to as low as 60 percent when geophysical logs show coal stringers above or below the seam. The weight of dilution per unit area is calculated similar to coal.
- Average thickness of coal that is lost during the mining process is estimated based on historical experience. The ash content of this mining loss is estimated at the in-seam

ash plus 20 percent as the coal has a higher ash content at the top and bottom of the seam where losses occur. The weight per unit area of coal lost in mining is calculated.

- ROM ash is calculated using the following formula:

(weight in-seam x ash in-seam + weight dilution x ash dilution + weight mining loss x ash mining loss)/ (weight in-seam + weight dilution + weight mining loss)

- Weight of rock rejected by the rotary breaker is estimated at three percent, with the ash typically at 80 percent based on historical data. The plant feed ash content, is calculated using an ash balance.

The moisture content of the ROM coal is normally in the range of 4.0 percent to 5.5 percent based on historical analyses. A moisture content of 5.1 percent has been used in recovery calculations. Average ROM coal quality on a dry basis for the seams in the mining plan is summarized as follows.

		Percentage			
Mine	Seam	Ash	Volatile Matter	Fixed Carbon	Sulphur
No. 7-4	4	17.9	16.6	65.5	0.40
No. 8	4	16.5	17.9	65.6	0.42
	10	23.7	18.8	57.5	0.35
No. 16 East	4	13.0	16.6	70.4	0.32
	5	25.0	14.5	60.5	0.60
	6	25.3	14.8	59.9	0.62
	7	21.8	15.2	63.0	0.51
	8	37.7	14.0	48.3	0.67

The expected quality of the raw coal on a dry basis, after removal of the breaker reject, is shown below:

		Percentage			
Mine	Seam	Ash	Volatile Matter	Fixed Carbon	Sulphur
No. 7-4	4	16.5	16.9	66.6	0.41
No. 8	4	15.2	18.2	66.6	0.43
	10	22.1	19.2	58.7	0.36
No. 16 East	4	11.7	16.8	71.5	0.32
	5	23.4	14.8	61.8	0.61
	6	23.6	15.1	61.3	0.63
	7	20.4	15.5	64.1	0.52
	8	35.7	14.4	49.9	0.69

Two saleable coal products will be produced, PR7 and SR7, both with 7.0 percent ash (dry basis), but the volatile matter and coking properties will differ. The moisture content of the saleable coal, after the thermal dryer, is projected at 6.1 percent for the calculation of yield. Historical moisture is generally between 6.0 percent and 7.0 percent. The expected quality of the clean coal by seam is summarized as follows.

		Percentage			
Mine	Seam	Ash	Volatile Matter	Sulfur	FSI
PR7 Product - Hard Coking Coal					
No. 7-4	4	7.0	17.7	0.47	6.2
No. 8	4	7.0	19.3	0.42	7.0
	10	7.0	21.4	0.35	8.0
No. 16 East	4	7.0	17.4	0.39	4.5
	5	7.0	16.8	0.66	6.5
	6	7.0	17.1	0.60	7.0
	7	7.0	17.2	0.52	5.5
	8	7.0	18.2	0.67	7.5
SR7 Product - Soft Coking Coal					
No. 16 East	4	7.0	17.4	0.39	4.5

For the years 1996 through 1999 the average saleable coal ash of the PR7 premium product coal produced by SRCL averaged between 6.9 percent and 7.0 percent. GCCC plans to produce a similar product, also to be known as PR7. The washability of the ROM coal projected to be mined for the production of GCCC's PR7 product is similar to the coals historically mined and processed by SRCL .

SRCL also produced a soft coking coal, Smoky River Standard (SRS), with an ash content of 9.5 percent. This ash specification could generally be achieved by screening of ROM coal without washing. GCCC plans to produce a higher quality product than SRCL's SRS by washing ROM coal to achieve a 7 percent ash specification.

The processing plant can produce a higher ash unwashed coking coal, if the market dictates. Facilities exist to bypass the processing plant after the rotary breaker and feed raw coal directly into a stockpile at the rail load-out.

9.8 PLANT RECOVERY

Recovery of saleable coal by seam from the processing plant raw feed has been estimated by GCCC using the following methodology:

- The plant recovery is calculated using an ash balance from the plant feed ash, clean coal ash and the estimated reject ash. The saleable coal ash is set at 7.0 percent. The reject ash is the most important assumption in the calculations of recovery. Historically the reject ash has ranged from 50 percent to 55 percent for feed with a high proportion of Seam 4 and between 40 percent and 60 percent overall. Estimates of reject ash were obtained from regression of washability data from adits, drill cores and trial plant runs.
- The overall recovery is calculated using the plant recovery and the breaker recovery is corrected for the difference between ROM and saleable coal moisture content.

The estimated recoveries on a dry basis for each seam and the overall plant recovery (As-Received basis) are as follows:

Mine	Seam	Overall Plant Recovery (%)
No. 7-4	4	76.6
No. 8	4	77.6
	10	57.7
No. 16 East	4	85.4
	5	59.4
	6	58.9
	7	66.1
	8	32.0

The historical processing plant recoveries for the period 1992 through 1999 are shown in the following chart:


Processing Plant Recovery (Percent)
100
95
90
85
80
75
70
65
60
55
50
1992
1993
1994
1995
1996
1997
1998
1999
2000
Year

The historical processing plant recoveries at various plant feed ash for the years 1996 through 1999 are shown in the following chart:


Clean Coal Recovery (Percent)
100
90
80
70
60
50
40
10.0
12.0
14.0
16.0
18.0
20.0
22.0
24.0
26.0
28.0
30.0
32.0
Raw Coal Ash Content (Percent)

Using the linear regression formula, historical (1996) plant recoveries have been compared to the projected plant recoveries as follows:

		Percentage			
Mine	Seam	Plant Feed Ash	Plant Recovery Projected	Plant Recovery Regression	Difference
No. 7-4	4	16.5	77.8	80.6	2.8
No. 8	4	15.2	80.9	82.4	1.5
	10	22.1	60.2	73.2	13.0
No. 16 East	4	11.7	89.0	87.0	(2.0)
	5	23.4	61.9	71.5	9.6
	6	23.6	61.4	71.3	9.9
	7	20.4	68.9	75.5	6.6
	8	35.7	33.3	55.3	22.0

The projected plant recoveries compare favourably to the historical recoveries for Seam 4. The recoveries projected for Seam 10 in the No. 8 Mine are significantly below the historical trend-line, as are Seams 5, 6, 7 and 8 in the No. 16 East Mine. This reflects the more difficult washing characteristics of these seams.

The recovery forecasts projected by GCCC are reasonable.

9.9 COAL PROCESSING WORKFORCE

The hourly workforce is estimated to be 16 for the first two years of plant operation, increasing to 24 as full production is achieved.

Hourly operators will include a leadman on each shift, thus requiring only one salaried person.

9.10 PLANT OPERATING COSTS

Plant operating cost estimates are based on historical plant consumption rates. Consumption rates for key materials and supplies are provided as follows:

Plant Material	Unit Cost ($)	Consumption Per Saleable Tonne
Magnetite	110.00 per tonne	1.920 kilogram
Flotation Reagents	0.40 per litre	0.380 litre
Electricity	0.10 per kwh	12.300 kwh
Natural Gas	4.00 per mcf	0.192 mcf

The projected processing plant operating costs are shown as follows:

	Dollars Per Tonne	
	ROM	Saleable
Contractor	3.51	4.67
Power	0.68	0.90
Total	4.19	5.57

Total average operating cost is estimated at $5.50 per tonne of saleable coal, which equates to $4.19 per tonne of raw coal, based on a plant recovery of 76.5 percent.

The historical plant operating costs for the period 1992 through 1999 are shown in the following chart:


11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Operating Cost (Dollars per Tonne of Plant Feed)
1992
1993
1994
1995
1996
1997
1998
1999
2000
Year

The historical operating costs are slightly higher than the projected costs. The lower projected operating costs primarily reflect savings in power, labour and management cost.

9.11 CAPITAL EXPENDITURES

Capital expenditures are required to reactivate the plant, since it ceased operating in 2000. GCCC estimates that repairs could cost $1,000,000 and have included this amount in the capital expenditures summary for Year 1. The projected capital expenditures are for repairs to the clean coal handling chutes, stacker tubes and for the coal dryer. The dryer repairs include new rotary airlocks and replacement of the furnace stack damper seal.

In February 2002, GCCC requested a process plant engineering company, Sedgman, to prepare a proposal to refurbish, manage and operate the processing plant on behalf of GCCC. Sedgman estimated the cost of plant refurbishment at $280,000, if the screen bowl centrifuge, which was removed from the plant after SRCL ceased operations, was not replaced. The majority of this cost was for replacing drive belts, lubrication and cleaning equipment and cleaning out vibrating feeders. Sedgman also recommended repairs to the flotation cells.

WIMC inspected the processing plant on January 21, 2004 and provide the following comments:

- The plant is in generally good condition, considering that it has been idle since March 2000.
- The plant ceased operations in March 2000 and the water circuits were not drained until June 2000. A severe frost in April 2000 damaged some small-bore pipes and valves. The known damage has been repaired with replacement of valves and piping, but there could be some further leaks exposed when water is restored to the plant. However, the cost of such repairs should be minimal.
- The plant has been secured and is inspected on alternate days.
- The main sub-station and MCC rooms have been heated since September 2000.
- The main items of rotary equipment are run on a monthly basis. Exceptions are screens that are fitted with air springs that have been jacked up and sump pumps that have been lifted out of their sumps. The thermal dryer fan is turned manually.
- All main conveyors are run monthly. Belting is generally in good condition but some belting will need replacement.
- The plant will require cleaning prior to restarting and the sources of spillage identified and repaired. The vibrating feeders under stockpiles and silos will require cleaning and polishing. Silos will need to be freed and emptied.
- The structure of the plant, staircases and platform appear to be in excellent condition, with little evidence of any corrosion. There is evidence of scaling on the steel chutes in the plant that will need removal prior to start up.
- The Bird screen bowl centrifuge has been removed from the plant, however, it should be possible to operate the plant at the required throughput rate without this centrifuge. Some minor modifications will be required to pipe work and the area from which the centrifuge was removed to be made safe.

- The two Bird solid bowl centrifuges have been removed from the tailings dewatering section along with the oil for the Holoflyte dryer. It is not planned to utilize this section of the plant. Tailings will be sent to tailings ponds.
- The emergency generator has been removed from the plant and will need to be replaced or an alternative source of emergency power identified.
- The Omart nuclear density meters used for measuring media density in the heavy media control system were removed from the plant on shutdown. This equipment will need to be replaced prior to plant start-up.
- The three Root vacuum pumps will need to be sent to a qualified external maintenance facility for overhaul.
- The dryer fan will require balancing.
- The hoist cable in the maintenance room needs to be replaced.
- Elevators and cranes will require certification prior to use.
- The condition of the instruments and automatic valves has not been determined.
- The Receiver sold the instrument and quality control laboratories. It will be necessary to replace these facilities. The instrument spares were also sold and will need to be replaced.
- The plant spares were sold by the Receiver and have been removed from the site.
- Furniture in the plant offices has been damaged and will need replacement or repair.

The plant should be capable of being re-commissioned following a period of cleaning, overhaul of equipment and replacements.



N
Highway 40
Muskeg
River
Flood
Creek
Disposal
Facility
Processing
Plant
Site
Haul Road
Alberta Railnet Rail Line
River
Smoky
H. R. Milner
Generating Station
Tailings
Ponds
1
2
3
Flood
Creek
120000E
125000E
130000E
135000E
60000N
55000N
50000N
45000N
LEGEND
Active Ash Dump
Topsoil Stockpile

Figure 9-1

Processing Plant Location

Prepared for

Grand Cache Coal Corporation

Weir International Mining Consultants

Job 4802

April 2004


RUN-OF-MINE SIZE DISTRIBUTION
SIZE FRACTION
WEIGHT %
100 x 38 mm
11.7
38 x 0.5 mm
59.2
-0.5 mm
29.2
100.0
LEGEND
S = SOLIDS t/h
W = WATER m³/h
FRESH WATER
TO EFFLUENT PUMPBOX
TO ATMOSPHERE
FAN 300 hp
FROM DUST PICK-UP POINTS
SCRUBBER 60,000 CFM 6312
LCV
SEAL TANK 0.91 m DIA x 0.76 m 8334
EFFLUENT SUMP PUMP 65 x 1500 20 hp 7865
COARSE REFUSE STOCKPILE
57.12 0.91 m WIDE
(800 t/h as received basis MAX.)
RECEIVING BIN 180 TONNE
SCALPING SCREEN 1.07 m x 0.41 m 31.01
RECIPROCATING FEEDER 1.07 m x 0.25 m
ROTARY BREAKER 3.2 m Ø x 6.7 m 59.01
-19 mm CONV. 0.91 m W 57.54
REVERSIBLE CONVEYOR 1.07 m W 57.10
(400 t/h as received basis MAX.) PER STREAM
SCALPING SCREEN 1.83 m x 4.88 m 31.02
ROTARY BREAKER 3.2 m Ø x 6.7 m 59.02
-19 mm CONVEYOR 1.07 m WIDE 57.33
REVERSIBLE CONVEYOR 1.07 m W 57.11
RAW COAL SILO FEED CONVEYOR 1.22 m WIDE 57.13
RUN-OF-MINE COAL STOCKPILE 20,000 TONNE
8 FEEDERS 1.22 m x 4.27 m
RAW COAL RECLAIM CONVEYOR 1.22 m WIDE 57.04
RAW COAL SILO 1800 TONNE
PLANT FEED CONVEYOR 1.07 m WIDE 57.14
TRAMP IRON MAGNET
BELT SCALE
697 S
37 W
WASH PLANT
545.7 S
40.9 W
FLOW GATE C/W ELECTRICAL ACTIVATOR
CLEAN COAL STOCKPILE CONVEYOR 0.91 m 57.28 150 hp
CLEAN COAL REVERSIBLE CONVEYOR 1.07 m WIDE 57.29 50 hp
CLEAN COAL STOCKPILE
LOAD-OUT CONVEYOR 1.83 m WIDE 57.30
3385 S
253.7 W
LOAD-OUT BIN
Source: NorWest Mine Services Ltd.

Figure 9-2

Material Handling
Flow Diagram

Prepared for

Grande Cache Coal Corporation

Weir International Mining Consultants

Job 4802

April 2004


LEGEND:
S = SOLIDS t/h
W = WATER m³/h
WATER IN m³/h
RAW COAL 36.7
DECANT WATER 47.6
MAKE-UP 77.4
161.7
WATER OUT m³/h
CLEANCOAL 41.2
DRYER EVAPORATION 31.4
COARSE REJECT 22.4
TAILINGS 66.7
161.7
RAW COAL
PLANT FEED CONVEYOR 1.07 m 57.14
697 S
36.7 W
CLARIFIED WATER HEAD TANK (2)
CLASSIFYING CYCLONES (4) 600 mm ø
MAGNETIC SEPERATORS (2)
MAGNETITE
MAGNETITE THICKENER 12.19 m ø
TO CLARIFIED WATER TANK
(2) 4-WAY DISTRIBUTORS
DESLIMING SCREENS (8) 1.83 m x 3.66 m 10 hp 8103-8110
DESLIMING SIEVE BENDS (8) 2.13 m x 18.29 m x 1.52 m RAD 9001-9008
487.5 S
208 S
5-WAY DISTRIBUTOR
MIXING BOX (MODIFIED)
209.1 S
FLOTATION CELLS 4 BANKS OF 4x5.3 m³
29.3 S
FLOOR SUMPS
0 S
77.4 W
MAKE-UP WATER
TAILINGS POND DECANT WATER
47.6 W
TAILINGS DIAPHRAGM PUMPS
TAILINGS PONDS
29 S
66.7 W
TAILINGS THICKENER 53.3 m ø
CLARIFIED WATER PUMP (3+1) OPERATING
FROM SUMP PUMP
DENSE MEDIUM CYCLONES (8) 600 mm ø
CLEAN COAL SIEVE BENDS
REFUSE SIEVE BENDS
CLEAN COAL DRAIN & RINSE SCREENS (6) 1.83 m x 4.88 m
REFUSE DRAIN & RINSE SCREENS (2) 2.44 m x 4.88 m
122 S
22.4 W
DISCARD CONVEYOR 0.6 m WIDE 57.20
DISCARD CONVEYOR 0.6 m WIDE 57.48
OVERSIZE DISCARD BIN
VACUUM FILTER (3) 1.98 m ø 12
178.8 S
VACUUM PUMP (3)
OVERFLOW
365.9 S
SCRAPER CONVEYOR (2) 0.6 m
CLEAN COAL CENTRIFUGE (3+1) VC 48
180 S
45 W
365.9 S
27.6 W
CIRCULATING MEDIUM PUMPS (2)
EFFLUENT PUMPS (2) 200 mm x 150 mm
DILUTE MEDIUM PUMPS (2)
CLEAN COAL CONVEYOR 0.91 m WIDE 57.17 10 hp
GATHERING PUMP 150 mm x 100 mm
CLEAN COAL CONVEYOR 0.91 m WIDE 57.18
545.7 S
72.6 W
DRYER FEED CONVEYOR 0.91 m WIDE 57.19 50 hp
WATER VAPOUR
31.4 W
THERMAL DRYER 3.65 m x 1.83 m
545.7 S
41.2 W
CLEAN COAL STOCK PILE FEED CONVEYOR 0.91 m WIDE 57.28

Figure 9-3

Processing Plant
Flow Diagram

Prepared for
Grand Cache Coal Corporation

Weir International Mining Consultants
Job 4602 April 2004

Source: NorWest Mine Services Ltd.

10.0 MARKETING

Over fifty million tonnes of coal was supplied to international markets from the Smoky River Coalfield from 1970 to 2000. The low-volatile, low-ash, hard-coking metallurgical coal mined from this area typically has been supplied to export markets for use by many of the major steel producers in Asia, Europe and South America. Thermal coal and tailings have been sold to a nearby electric generating station.

GCCC's initial marketing efforts have concentrated on steel company customers in Japan and Korea. A letter-of-intent for a minimum of 500,000 tonnes per year for a multi-year period has been signed for supply to Japanese steel mills. Negotiations are in progress for a similar multi-year commitment to Korea. As is customary in the international trade in metallurgical coal, the price under these multi-year commitments will be negotiated annually.

In addition to supplying Asian markets, GCCC plans to pursue market opportunities in Europe, South America and other market areas. The company is in a position to take advantage of the fact that most potential customers are quite familiar with the GCCC coal products and the coals have an excellent reputation and acceptance in the market.

The Alberta RailNet Railroad, which connects to the CN Railroad, transports coal destined for the export market from the Grande Cache area to coal export terminals on the west coast. The three primary export terminals are Westshore Terminals (Roberts Bank near Vancouver), Neptune Bulk Terminals (Port of Vancouver) and Ridley Terminals (Prince Rupert).

10.1 HISTORICAL METALLURGICAL COAL MARKET CONDITIONS

The Canadian coal export industry began in the early 1970's and was established on the foundation of supplying metallurgical coal to Japan. Canada currently sells metallurgical coal to over 20 countries. The primary destination countries for Canadian metallurgical export coal are Japan and Korea, which account for over 50 percent of the export tonnage.

Canadian coal exports reached a peak in 1997, when 36.5 million tonnes of thermal and metallurgical coal were shipped. Approximately 83 percent of all Canadian export coal in 1997 was metallurgical coal, which increased to approximately 94 percent in 2001.

Canadian coal exports have declined from 36.5 million tonnes in 1997 to 25.4 million tonnes in 2002. The decline in the Canadian coal export market since 1997 reflects the increased quantity of metallurgical coal exports from Australia and the general downturn of the economies of Japan and other Asian countries that began in 1997.

10.2 CURRENT METALLURGICAL COAL MARKET CONDITIONS

Reduced demand, a global oversupply of metallurgical coal production and increased quantities of less expensive Australian metallurgical coal resulted in a decline of metallurgical coal prices during the 1990's. However, metallurgical coal prices have escalated dramatically in late 2003 and continue to escalate into 2004. The escalation in prices was primarily a result of a sudden, strong demand for metallurgical coal across the globe, especially in China. As a result of China's increased demand for metallurgical coal, Japan and other steel-producing countries are currently willing to pay a premium for metallurgical coal. Nippon Steel recently announced that it has agreed with Australian and Canadian coal suppliers to accept coal prices for Fiscal Year 2004 - 2005 (FY 2004) in the range of US$55.00 to 57.00 per tonne (*Japan Metal Bulletin*, December 12, 2003). These prices are reported to be 25 percent higher than the previous year. Other Japanese steel makers have also agreed to substantial increases in price.

The substantial increase in the price of metallurgical coal is a result of the following:

- The rapid growth in Chinese steel production resulted in China being a net importer versus a net exporter of metallurgical coal. For the first time, China began importing coal from Canada.
- Delivery of Canadian metallurgical coal to export terminals was hampered in 2003 by adverse weather conditions.
- Australian metallurgical coal supplies were hindered by accidents at producing mines and deliveries to ports were limited by severe flooding along the railroad routes.

- US metallurgical coal production declined as a result of a fire at one of the major mines producing metallurgical coal.

10.3 METALLURGICAL COAL MARKET PROJECTION

Current production problems at Australian and US mines are expected to be resolved in 2004 and prices are expected to decrease somewhat from the current high level. However, metallurgical coal prices are projected to be within five percent of the 2004 price level for the next ten years. As a result, the Canadian metallurgical coal market is projected to be stable for the foreseeable future, with prices expected to remain above US$50.00 per tonne.

11.0 ENVIRONMENTAL

11.1 LEGISLATION BACKGROUND

Overview of Environmental Legislation in Canada
Environmental legislation and guidelines, which are relevant to the development of mining operations, are as follows:

- The Environmental Protection and Enhancement Act (EPEA)
- The Coal Conservation Act
- Historical Resources Act
- Municipal Government Act
- Public Highways Act
- Public Lands Act
- Water Act
- Canada Fisheries Act
- Canada Navigable Waters Protection Act
- Occupational Health and Safety Act
- Canada - Alberta Agreement for Environmental Assessment Cooperation
- Mine Safety Regulations
- EUB Guide G-2 Information Requirements

Environment Impact Assessment and Approval Process
An Environmental Impact Assessment (EIA), in accordance with the EPEA Act of 1992, is a statutory requirement prior to the development of mining and other projects.

The Province of Alberta, by regulation, requires an EIA specifically for coal projects.

Environmental Impact Assessment Procedures
Compliance with and implementation of an EIA is the responsibility of AENV and, where jurisdiction is indicated, the Canadian Environmental Assessment Agency following a reading of Federal jurisdiction, in which case a coordinated Provincial/Federal EIA process may result.

The process for obtaining an EPEA approval for the No. 16 East Mine is summarized as follows:

- An application, including an EIA, is formally submitted to the EUB and the AENV.
- A public notice and review process is undertaken
- The EUB and the AENV coordinate the review of the project and may:
  - Approve
  - Reject
  - Require additional information through Supplemental Information Requests (SIRs)
- EPEA Approval is granted upon the AENV acceptance of the EIA and submittal of the agreed reclamation security.

The EUB process for granting a Mine Permit and Mine Licence under the Coal Conservation Act parallels the EPEA Approval process.

11.2 REGULATORY APPROVAL

The EIA for the No.7-4 and No. 8 Mines was submitted to the EUB and AENV on October 15, 2001.

The EIA requested approval to develop coal reserves located within the No. 7-4 and No. 8 Mine leases and to operate the existing coal processing and handling facilities. Approvals were requested for:

- A mine permit for the surface developments at the No. 7-4 and No. 8 Mines.
- A mine licence to develop and operate the No. 7-4 Mine
- Approvals pursuant to EPEA and Water Act requirements

On May 16, 2002, EUB and AENV formally issued a statement indicating they had reviewed the EIA and requested additional information, which was provided by GCCC on July 19, 2002. On November 20, 2002, AENV advised GCCC that, based on review by AENV and associated federal and provincial government agencies, the GCCC application and EIA for the No. 7-4 and No. 8 Mines was complete pursuant to the requirements of EPEA.

On January 29, 2003, the EUB issued mine permits for the No. 7-4 Mine and No. 8 Mine. The EUB also transferred SRCL's coal processing plant approval to GCCC. GCCC and AENV have agreed on the terms and conditions of an AENV Approval under the EPEA. AENV will issue the EPEA Approval upon GCCC's transmittal of the reclamation security. The EUB will issue a mine licence for the No. 7-4 Mine upon GCCC providing the Alberta Ministry of Finance with security in the amount of $250,000 in respect of abandonment of the mine.

All major approvals, except the EPEA and Water Act approvals, and the granting of the mine license, have been obtained for developing the No. 7-4 Mine.

12.0 ECONOMIC ANALYSIS

All revenue and costs are shown in constant 2004 Canadian dollars.

12.1 UNDERGROUND MINE COST - NO. 7-4 MINE

The estimated operating cost for the No. 7-4 Mine averages $14.50 per ROM tonne in the stockpile at the mine portal.

The detailed estimates for the labour, materials, supplies and power cost for the No. 7-4 Mine are shown on Table 12-1 following this section of the report and are summarized as follow:

	Dollars Per Tonne	
	ROM	Saleable
Labour	5.55	7.25
Material and Supplies	8.03	10.50
Power	0.91	1.19
Total	14.50	18.94

GCCC's underground mine operating costs vary over the life of the mine, based on the mining plan, the size of the workforce and productivity. Labour costs are 38 percent and materials and supplies (including power) are 62 percent of the total underground operating costs.

Labour Cost

Typical annual total labour cost, including burden, is $6.3 million for 61 hourly and 16 salaried employees.

Materials and Supplies Cost

The cost of operating materials and supplies is based on projected usage and experience for items including roof bolts, stoppings, power, propane, repair parts and operating and maintenance supplies.

The average operating materials and supplies cost, including power, is $10.2 million per year.

Capital Expenditures

The initial capital expenditures to develop and equip the No. 7-4 Mine is $18.7 million, which will be spent in Year -1 and Year 1. Of this total, $8.0 million is required for mine development, site access, pre-production and infrastructure, $9.7 million for underground equipment and $1.0 million for coal processing plant refurbishment. The capital expenditures for equipment rebuilds and replacement in Years 2, 3 and 4 is $4.0 million.

The estimated capital expenditures for the No. 7-4 Mine are as follows:

	Dollars (000)					
Year	-1	1	2	3	4	Total
No. 7-4 Mine:						
Site Access	3,783	-	-	-	-	3,783
Mine Development	1,072	-	-	-	-	1,072
Pre-Production	858	-	-	-	-	858
Infrastructure	2,298	-	-	-	-	2,298
Equipment	7,195	2,493	94	1,925	1,952	13,659
	15,206	2,493	94	1,925	1,952	21,670
Coal Processing Plant:						
Refurbishment	1,000	-	-	-	-	1,000
Total	16,206	2,493	94	1,925	1,952	22,670

12.2 SURFACE MINE COST – NO. 8 AND NO. 16 EAST MINES

GCCC's surface mining plans include the No. 8 Mine and No. 16 East Mine. The maximum waste movement is approximately nine million bank cubic metres (MBCM) per year in each area. Surface mine production ranges from 1.7 to 3.3 million ROM tonnes per year after the depletion of underground production. The surface mine costs were developed based on the mining plan equipment requirements.

The estimated average unit operating costs for both mines on a ROM and saleable coal basis at the SCB are shown as follows:

	Dollars Per Tonne			
	No. 8 Mine		No. 16 East Mine	
	ROM	Saleable	ROM	Saleable
Drilling and Blasting	2.45	3.30	2.08	2.77
Waste Loading and Hauling	4.97	6.68	4.21	5.62
Coal Loading and Hauling	0.89	1.20	2.07	2.76
Support and Service Equipment	0.38	0.51	0.32	0.43
General Mine	0.31	0.42	0.27	0.36
Materials and Supplies	0.20	0.26	0.21	0.28
Labour	4.99	6.70	4.74	6.33
	14.19	19.07	13.90	18.55

The cost for the surface mines averages $14.08 per ROM tonne with $12.39 per ROM tonne for mining and $1.69 per ROM tonne for coal haulage to the SCB.

The estimated average total operating cost by mine is as follows:

	Dollars Per Tonne	
	ROM	Saleable
No. 8 Mine	14.19	19.07
No. 16 East Mine	13.90	18.55

Total capital expenditures for the surface mines are estimated to be $110.9 million. Production commences in Year 2 at the No. 16 East Mine and Year 7 at the No. 8 Mine. The estimated initial capital expenditures for the No. 16 East Mine are summarized as follows:

	Dollars (000)			
Year	-1	1	2	Total
Exploration	631	-	-	631
Engineering/Permitting	421	1,052	-	1,473
Mine Development	-	526	4,441	4,967
Infrastructure	-	-	13,150	13,150
Equipment	-	-	31,320	31,320
	1,052	1,578	48,911	51,541

The estimated surface mining capital expenditures for both surface mines are summarized as follows:

Year	Dollars (000) -1	1	2	3	4	5	6	7	8	9	10	11	12	Total
No. 8 Mine:														
Exploration	-	-	-	-	-	-	1,052	404	-	-	-	-	-	1,456
Engineering/Permitting	-	-	-	-	-	-	231	210	-	-	-	-	-	441
Mine Development	-	-	-	-	-	-	-	2,322	-	-	-	-	-	2,322
Infrastructure	-	-	-	-	-	-	-	894	-	-	-	-	-	894
Equipment	-	-	-	-	-	-	-	27,420	24	24	50	3,575	133	31,226
	-	-	-	-	-	-	1,283	31,250	24	24	50	3,575	133	36,339
No. 16 East Mine:														
Exploration	631	-	-	-	-	-	-	-	-	-	-	-	-	631
Engineering/Permitting	421	1,052	-	-	-	53	-	-	-	-	-	-	-	1,526
Mine Development	-	526	4,441	-	-	1,164	-	-	-	-	-	-	-	6,131
Infrastructure	-	-	13,150	-	-	1,237	-	-	-	-	-	-	-	14,387
Equipment	-	-	31,320	10,051	24	50	3,718	2,913	50	148	3,594	24	24	51,916
	1,052	1,578	48,911	10,051	24	2,504	3,718	2,913	50	148	3,594	24	24	74,591
Total Surface Mines	1,052	1,578	48,911	10,051	24	2,504	5,001	34,163	74	172	3,644	3,599	157	110,930

Materials and Supplies Cost

The materials and supplies cost include expenses incurred for fuels, lubricants, filters, tires, undercarriage repair, replacement parts, engines, drives, hydraulics, frame repairs and replacement parts.

Labour Cost

The annual equipment operating hours were used to estimate the hourly workforce hours.

The size of the hourly workforce and the labour cost were based on the following:

- Vacation - eight percent of wages
- Absenteeism - three percent of wages
- Annual hours worked per person - 1,956
- Wage rate per hour - $25.00
- Benefit burden - 28 percent of wages

The hourly and salaried labour cost (including burden) for the surface mines averages $4.83 per ROM tonne.

12.3 ROM COAL HAULAGE COST

ROM coal will be transported to the coal processing plant from the No. 7-4 Mine by truck and from the No. 8 and No. 16 East Mines by truck and/or conveyor.

No. 7-4 Mine Coal Haulage

The ROM coal from the No. 7-4 Mine will be transported by truck directly to the coal processing plant, a distance of 19 kilometres. Costs have been estimated assuming that contract truck haulage will be employed and that the contractor will be responsible for haul road maintenance.

Highway-legal haul trucks with a 24.5 tonne capacity will haul the ROM coal from the No.7-4 Mine portal stockpile to the plant stockpile. A front end loader will load coal from the stockpile at the portal into the haul trucks.

Approximately 45,000 truck cycles are required to transport 1.1 million tonnes ROM from the No. 7-4 Mine to the coal processing plant each year.

The estimated cost for the No. 7-4 Mine ROM truck haul is $4.60 per ROM tonne.

No. 8 Mine and No. 16 East Mine Coal Haulage

The ROM coal from the surface mines will be trucked to the SCB using off-road surface mine haul trucks. The loading and haulage costs are included in the surface mining costs and average $1.69 per ROM tonne for the surface mines.

ROM coal will be conveyed from the SCB to the coal processing plant through the Tunnelway.

Tunnelway

ROM coal from the surface mines will be conveyed from the SCB through the existing Tunnelway to the coal processing plant. The Tunnelway and conveyor system will require rehabilitation to meet operational and regulatory requirements. The estimated cost for the rehabilitation is $7.9 million.

The estimated operating cost for the SCB and the Tunnelway is $0.47 per ROM tonne.

12.4 COAL PROCESSING, RAIL TRANSPORTATION AND TERMINAL COST

Coal Processing Cost

The processing plant will be operated by a contractor. The plant has a rated capacity of approximately 700 raw tonnes per hour. The Project involves processing an average of 2.36 million ROM tonnes annually. The maximum annual production is 3.36 million ROM tonnes. Based on a historical operating throughput rate of 660 tonnes per hour, the maximum annual throughput will be processed in approximately 4,935 operating hours or 206 operating days. Three percent of the ROM tonnes are removed at the SCB.

In Year 1 and Year 2, the processing plant will operate at a reduced rate and the contractor will process ROM coal on two, 12-hour shifts per day, three days per week. Maintenance will be performed on one, eight-hour shift per day, two days per week. After Year 2, the contractor will add an additional crew and process coal on three, eight-hour shifts per day, four days per week and perform maintenance on three, eight-hour shifts, one day per week. The contractor will employ 25 employees at full processing capacity.

The average processing plant operating cost is estimated as follows:

	Dollars Per Tonne	
	ROM	Saleable
Contractor	3.51	4.67
Power	0.68	0.90
Total	4.19	5.57

Repairs to coal handling chutes and the coal dryer are required prior to start-up of the processing plant. The capital expenditures for repairs and refurbishments to existing facilities before re-commissioning are estimated at $1.0 million. Future equipment replacement and rebuild cost is included in the contractor cost.

Processing plant spare parts and inventories, which include processing reagents and materials are included in working capital.

Rail Transportation and Terminal Cost

Saleable coal will be transported by rail from the coal processing plant site to an export terminal on the west coast, a distance of approximately 1,100 kilometres.

The three west coast terminals capable of handing exports of GCCC coal are Westshore Terminals Ltd. at Roberts Bank, B.C., Neptune Bulk Terminals Ltd. at Vancouver, B.C. and Ridley Terminals Inc. at Prince Rupert, B.C. A RailNet connection to the CN Rail enables GCCC to transport coal from the coal processing plant site to any of the these three major west coast terminals.

GCCC will enter into term contracts for rail and terminal services. The detailed provisions and rates for rail and terminal contracts are subject to confidentiality agreements. The estimated combined cost of rail and terminal services used in the economic analysis is $20.00 per saleable tonne.

12.5 SUMMARY OF OPERATING COST AND CAPITAL EXPENDITURES

Operating Costs

The projected average total operating cost for the Project is $48.58 per saleable tonne for metallurgical coal loaded into export vessels at a west coast terminal. This consists of an on-site cost of $28.31 per saleable tonne for mining, processing and other costs for saleable coal loaded into railcars. An off-site cost of $20.27 per saleable tonne includes rail transport, terminal charges, corporate administration and marketing.

Project Production and On-Site Operating Cost

The estimated total production and average on-site operating cost are summarized as follows:

	Project Total Tonnes (Millions)		
	Underground	Surface	Total
ROM	6.8	21.6	28.4
Saleable	5.2	16.1	21.3

	Project Average Cost ($ Per Tonne)	
	ROM	Saleable
Underground Production:		
Mining	14.50	18.94
Contract Haulage	4.60	6.02
Processing	4.19	5.48
Administration	1.24	1.62
Reclamation	0.21	0.28
Royalty	0.36	0.47
Total	25.10	32.81
Surface Production:		
Mining	14.00	18.74
Tunnelway	0.64	0.85
Processing	4.19	5.61
Administration	0.44	0.59
Reclamation	0.47	0.63
Royalty	0.33	0.43
Total	20.07	26.85
Total On-Site Cost:		
Mining	14.12	18.79
Contract Haulage	1.11	1.47
Tunnel	0.48	0.64
Processing	4.19	5.57
Administration	0.63	0.84
Reclamation	0.41	0.55
Royalty	0.34	0.45
Total	21.28	28.31

Labour cost is 28.0 percent of the underground mine and 24.6 percent of the surface mine on-site costs. The estimated average productivity is 10,456 saleable tonnes per employee per year.

Off-Site Operating Cost

The estimated off-site cost averages $20.27 per saleable tonne. This is based on an estimated combined cost of rail and terminal services of $20.00 per saleable tonne and corporate administration and marketing costs of $0.27 per saleable tonne.

Capital Expenditures

The estimated initial capital expenditures during the first three years of the Project are $70.3 million summarized as follows:

	Dollars (000)			
Year	-1	1	2	Total
No. 7-4 Mine:				
Site Access	3,783	-	-	3,783
Mine Development	1,072	-	-	1,072
Pre-Production	858	-	-	858
Infrastructure	2,298	-	-	2,298
Equipment	7,195	2,493	94	9,782
	15,206	2,493	94	17,793
Coal Processing Plant:				
Refurbishment	1,000	-	-	1,000
No. 16 East Mine:				
Exploration	631	-	-	631
Engineering/Permitting	421	1,052	-	1,473
Mine Development	-	526	4,441	4,967
Infrastructure	-	-	13,150	13,150
Equipment	-	-	31,320	31,320
	1,052	1,578	48,911	51,541
	17,258	4,071	49,005	70,334

The estimated total capital expenditures for the Project of $133.6 million are summarized as follows:

	Dollars (000)													
Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	Total
No. 7-4 Mine [(1)]	16,206	2,493	94	1,925	1,952	-	-	-	-	-	-	-	-	22,670
No. 8 Mine	-	-	-	-	-	-	1,283	31,250	24	24	50	3,575	133	36,339
No. 16 East Mine	1,052	1,578	48,911	10,051	24	2,504	3,718	2,913	50	148	3,594	24	24	74,591
	17,258	4,071	49,005	11,976	1,976	2,504	5,001	34,163	74	172	3,644	3,599	157	133,600

[(1)] Includes Coal Processing Plant Refurbishment of $1.0 million

In addition to capital expenditures, working capital is included in the Discounted Cash Flow (DCF) analysis to cover initial operating costs and parts and supplies inventory. The working capital provisions and recovery are as follows:

	Dollars (000)												
Year	-1	1	2	3	4	5	6	7	8	9	10	11	12
No. 7-4 Mine	2,724	5,623	-	-	-	-	-	(8,348)	-	-	-	-	-
No. 8 Mine	-	-	-	-	-	-	4,743	-	-	-	-	-	(4,743)
No. 16 East Mine	-	-	3,164	-	-	-	-	-	-	-	-	(3,164)	-
	2,724	5,623	3,164	-	-	-	4,743	(8,348)	-	-	-	(3,164)	(4,743)

The DCF analysis does not include salvage value at the end of the Project.

12.6 REVENUE

The estimated revenue is based on a FOB west coast terminal coal price of US$51.00 per tonne for the PR7 product and US$46.00 per tonne for the SR7 product. The weighted average coal price is US$49.24 per tonne. A long-term exchange rate of US$0.76 = C$1.00 is used in the Base Case, which results in an average coal sales price of C$64.79.

12.7 ROYALTY

The Province of Alberta requires a two-tier bituminous coal royalty payment. The Tier I royalty payment is one percent of the mine net back revenue (FOB west coast terminal price less rail and port charges). The Tier II royalty payment is based on 13 percent of the net operating cash flow after recovering all costs, including an allowance for indirect costs, Tier I royalty payments and a 10 percent return on investment. The total LRP Tier I royalty payments are $9.60 million or $0.45 per saleable tonne. Tier II Royalty payments are not applicable to this study and have not been included in the cash flow analysis.

12.8 CASH FLOW AND SENSITIVITY ANALYSES

Cash Flow Analysis
A cash flow model was prepared incorporating the projected costs and revenues to perform DCF and sensitivity analyses. The analyses are performed on a pre-tax basis with all costs and revenues in the cash flow model in constant 2004 dollars.

The DCF IRR for the project base case is 25.4 percent with a $48.5 million NPV at a 12 percent discount rate. The production, revenue, operating costs, capital and cash flow are shown in detail for the Base Case for the No. 7-4, No. 8 and No. 16 East Mines on Tables 12-2 through 12-5 and are summarized as follows:

Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	Total
Production, Tonnes (000):																
ROM	-	984	1,487	2,354	2,482	2,583	3,358	2,681	2,528	2,499	3,319	2,401	1,698	-	-	28,376
Saleable	-	753	1,149	1,801	1,860	1,856	2,549	2,028	1,850	1,863	2,503	1,811	1,309	-	-	21,330
	Canadian Dollars															
Revenue:																
Total ($000)	-	50,514	74,692	115,714	120,991	121,884	163,505	130,136	118,993	118,858	160,450	118,322	87,844	-	-	1,381,902
Per Saleable Tonne	-	67.11	65.03	64.27	65.06	65.66	64.15	64.16	64.33	63.82	64.10	65.35	67.11	-	-	64.79
On-Site Operating Costs (000):																
Total ($000)	-	27,244	38,836	54,150	59,626	58,654	63,842	50,407	54,028	54,660	58,625	42,371	27,922	3,942	-	594,308
Per Saleable Tonne	-	36.19	33.81	30.08	32.06	31.60	25.05	24.85	29.21	29.35	23.42	23.40	21.33	-	-	27.86
Royalty:																
Total ($000)	-	355	517	797	838	848	1,125	896	820	816	1,104	821	617	-	-	9,553
Per Saleable Tonne	-	0.47	0.45	0.44	0.45	0.46	0.44	0.44	0.44	0.44	0.44	0.45	0.47	-	-	0.45
Off-Site Operating Costs:																
Total ($000)	-	15,367	23,388	36,530	37,714	37,646	51,496	41,085	37,517	37,770	50,585	36,734	26,493	-	-	432,325
Per Saleable Tonne	-	20.41	20.36	20.29	20.28	20.28	20.20	20.26	20.28	20.28	20.21	20.29	20.24	-	-	20.27
Total Operating Costs:																
Total ($000)	-	42,966	62,741	91,477	98,178	97,147	116,464	92,388	92,365	93,246	110,314	79,926	55,032	3,942		1,036,186
Per Saleable Tonne	-	57.08	54.62	50.81	52.79	52.33	45.69	45.55	49.93	50.06	44.07	44.14	42.04	-	-	48.58
Total Capital Costs ($000)	17,258	4,071	49,005	11,976	1,976	2,504	5,001	34,163	74	172	3,644	3,599	157	-	-	133,600
Reclamation Bond and Working Capital ($000)	4,184	5,623	6,164	-	-	2,000	8,002	(7,348)	(226)	-	-	(3,456)	(4,774)	(4,982)	(3,154)	2,034
Pre-Tax Net Cash Flow ($000):																
No. 7-4 Mine	(20,390)	(568)	8,261	9,008	13,356	15,839	16,303	6,888	1,168	-	-	292	-	-	-	50,157
No. 8 Mine	-	-	-	-	-	-	(8,161)	(12,116)	8,913	(531)	18,949	25,535	40,566	(3,942)	3,154	72,367
No. 16 East Mine	(1,052)	(1,578)	(51,480)	3,252	7,480	4,394	25,896	16,161	16,699	25,971	27,543	12,426	(3,138)	4,982	-	87,558
Total	(21,442)	(2,146)	(43,219)	12,260	20,837	20,233	34,039	10,933	26,780	25,440	46,491	38,254	37,428	1,040	3,154	210,082

Note: Values may not add due to rounding. See Tables for details.

At a real discount rate of 12 percent, the pre-tax NPV of the GCCC Project is estimated to be $48.5 million. The Project internal rate of return is estimated to be 25.4 percent.

The payback on the initial Project capital expenditures of $74.2 million is 9.4 years based on the Pre Tax Net Present Value.

Sensitivity Analysis

The business of mining and marketing coal contains variables that are not always predictable. Potential variables include those directly associated with the mining operation, such as cost and production levels, as well as those that are external to the mining operation, such as market prices and currency exchange rates.

The IRR and NPV at a 12 percent discount rate for the Base Case and each sensitivity is summarized as follows:

Revenue/Cost Item		IRR (%)	NPV ($M)
Sales Price	+10%	42.4	108.0
	Base Case	25.4	48.5
	-10%	8.9	(11.1)
Exchange Rate (US$:Cdn$1.00)	-10%	44.4	114.6
	Base Case	25.4	48.5
	+10%	10.4	(5.7)
Preparation Plant Yield (absolute)	+ 2.5%	29.2	62.2
	Base Case	25.4	48.5
	- 2.5%	21.6	34.7
On-Site Operating Cost	- 10%	33.7	75.8
	Base Case	25.4	48.5
	+ 10%	17.6	21.1
Rail and Port Charges	- 10%	30.6	67.0
	Base Case	25.4	48.5
	+ 10%	20.2	29.9
Capital Expenditures	- 10%	28.7	56.6
	Base Case	25.4	48.5
	+ 10%	22.5	40.3

Results of these analyses indicate that the Project is sensitive to each of the above items. The Project also has significant upside potential through supplying the fuel requirements of the H.R. Milner Generating Station.

The costs, coal prices and the exchange rate used in the Base Case evaluation are reasonable. In summary, the Project economics are favourable.

Weir International Mining Consultants

Table 12-1
Cost Detail
Production, Labour, Materials and Supplies
No. 7-4 Mine
Prepared for
Grande Cache Coal Corporation
April 2004

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Project Total
Development Tonnes	651,773	236,979	195,136	594,171	342,962	252,294	2,273,314
Depillar Tonnes	332,659	673,673	827,591	731,743	948,782	1,034,466	4,548,913
Total ROM Tonnes	984,431	910,652	1,022,727	1,325,913	1,291,744	1,286,759	6,822,227
Labour Costs				Dollars			
Salary Costs	1,214,000	1,214,000	1,214,000	1,214,000	1,214,000	1,214,000	7,284,000
Production Hourly Regular	3,000,904	3,000,904	3,000,904	3,000,904	3,000,904	2,843,554	17,848,074
Production Hourly Overtime	412,482	431,817	412,482	425,372	418,927	418,927	2,520,007
Maintenance Hourly Regular	389,593	389,593	389,593	389,593	389,593	389,593	2,337,558
Maintenance Hourly Overtime	-	-	-	-	-	-	-
Salary Burden	242,800	242,800	242,800	242,800	242,800	242,800	1,456,800
Hourly Burden, Regular Pay	904,905	907,174	907,174	907,174	907,174	861,543	5,395,145
Hourly Burden, Overtime	119,620	125,227	119,620	123,358	121,489	121,489	730,802
Training	318,000	-	-	-	-	-	318,000
Total Labour Costs	6,602,303	6,311,515	6,286,573	6,303,201	6,294,887	6,091,905	37,890,386
Total Labour Costs Per ROM Tonne	6.71	6.93	6.15	4.75	4.87	4.73	5.55
Materials and Supplies Costs							
Materials Costs, Development	5,124,338	1,863,165	1,534,193	4,671,464	2,696,419	1,983,573	17,873,153
Materials Costs, Depillar	980,992	1,986,625	2,440,521	2,157,870	2,797,908	3,050,584	13,414,502
Repair Parts Costs, Development	1,710,903	622,070	512,233	1,559,698	900,274	662,271	5,967,450
Repair Parts Costs, Depillar	873,229	1,768,391	2,172,426	1,920,824	2,490,553	2,715,472	11,940,895
Diesel, Gas, Propane	554,432	554,432	554,432	554,432	554,432	554,432	3,326,589
Power, Including Demand Charge	922,091	867,554	950,400	1,174,515	1,149,257	1,145,573	6,209,390
Monthly Expense	381,024	381,024	381,024	381,024	381,024	381,024	2,286,144
Total Materials and Supplies Costs	10,547,009	8,043,261	8,545,228	12,419,828	10,969,867	10,492,929	61,018,123
Total Materials and Supplies Costs Per ROM Tonne	10.71	8.83	8.36	9.37	8.49	8.15	8.94

Table 12-2
Production and Cash Flow Summary
Total Grande Cache Coal Corporation - Base Case
Prepared for
Grande Cache Coal Corporation
April 2004

Weir International Mining Consultants

	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Total
ROM Coal Production, Tonnes (000):																
No. 7-4 Mine	-	984	911	1,023	1,326	1,292	1,287	-	-	-	-	-	-	-	-	6,823
No. 8 Mine	-	-	-	-	-	-	-	1,181	1,070	665	1,321	1,692	1,698	-	-	7,626
No. 16 East Mine	-	-	576	1,331	1,156	1,291	2,071	1,500	1,458	1,835	1,998	710	-	-	-	13,926
Total	-	984	1,487	2,354	2,482	2,583	3,358	2,681	2,528	2,499	3,319	2,401	1,698	-	-	28,376
Saleable Coal Production, Tonnes (000):																
PR7 Product	-	753	786	1,024	1,281	1,448	1,404	1,121	1,068	931	1,358	1,327	1,309	-	-	13,811
SR7 Product	-	-	363	777	578	408	1,145	908	781	931	1,145	484	-	-	-	7,520
Total	-	753	1,149	1,801	1,860	1,856	2,549	2,028	1,850	1,863	2,503	1,811	1,309	-	-	21,330
Sales Prices (US$ Per Saleable Tonne, FOB West Coast):																
PR7 Product	-	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	-	-	51.00
SR7 Product	-	-	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	-	-	-	46.00
Exchange Rate, C$1.00:US$	-	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	-	-	0.76
Total Revenue ($000)	-	#####	74,692	######	120,991	121,884	163,505	130,136	118,993	######	######	######	87,844	-	-	1,381,902
Total Revenue ($ Per Saleable Tonne)	-	67.11	65.03	64.27	65.06	65.66	64.15	64.16	64.33	63.82	64.10	65.35	67.11	-	-	64.79
On-Site Operating Costs (000):																
UG Mining	-	#####	14,355	14,832	18,723	17,265	16,585	-	-	-	-	-	-	-	-	98,909
Contract Underground Coal Haul	-	4,564	4,253	4,724	5,998	5,855	6,017	-	-	-	-	-	-	-	-	31,411
Surface Mining	-	-	11,850	22,305	22,147	22,300	23,413	34,740	40,515	41,279	41,507	26,323	15,463	-	-	301,842
Tunnelway	-	-	738	1,016	952	1,001	1,289	1,513	1,457	1,447	1,748	1,410	1,151	-	-	13,722
Processing	-	4,123	6,232	9,865	10,399	10,824	14,071	11,231	10,593	10,472	13,907	10,061	7,114	-	-	118,894
Administration	-	1,408	1,408	1,408	1,408	1,408	2,468	1,463	1,463	1,463	1,463	1,463	1,080	-	-	17,901
Reclamation	-	-	-	-	-	-	-	1,460	-	-	-	3,114	3,114	3,942	-	11,630
Total	-	#####	38,836	54,150	59,626	58,654	63,842	50,407	54,028	54,660	58,625	42,371	27,922	3,942	-	594,308
Total ($ Per Saleable Tonne)	-	36.19	33.81	30.08	32.06	31.60	25.05	24.85	29.21	29.35	23.42	23.40	21.33	-	-	27.86
Royalty - Tier 1 ($000)	-	355	517	797	838	848	1,125	896	820	816	1,104	821	617	-	-	9,553
Royalty - Tier 1 ($ Per Saleable Tonne)	-	0.47	0.45	0.44	0.45	0.46	0.44	0.44	0.44	0.44	0.44	0.45	0.47	-	-	0.45
Off-Site Operating Costs ($000):																
Rail and Port	-	#####	22,972	36,010	37,194	37,126	50,976	40,565	36,997	37,250	50,065	36,214	26,181	-	-	426,605
Marketing and Corporate Administration	-	312	416	520	520	520	520	520	520	520	520	520	312	-	-	5,720
Total	-	#####	23,388	36,530	37,714	37,646	51,496	41,085	37,517	37,770	50,585	36,734	26,493	-	-	432,325
Total ($ Per Saleable Tonne)	-	20.41	20.36	20.29	20.28	20.28	20.20	20.26	20.28	20.28	20.21	20.29	20.24	-	-	20.27
Total Operating Costs and Royalty (000)	-	#####	62,741	91,477	98,178	97,147	116,464	92,388	92,365	93,246	######	79,926	55,032	3,942		1,036,186
Total Operating Costs and Royalty ($ Per Saleable Tonne)	-	57.08	54.62	50.81	52.79	52.33	45.69	45.55	49.93	50.06	44.07	44.14	42.04	-	-	48.58
Capital Expenditures ($000):																
Mine Equipment	7,195	2,493	31,414	11,976	1,976	50	3,718	30,333	74	172	3,644	3,599	157	-	-	96,801
Other	10,063	1,578	17,591	-	-	2,454	1,283	3,830	-	-	-	-	-	-	-	36,799
Total	17,258	4,071	49,005	11,976	1,976	2,504	5,001	34,163	74	172	3,644	3,599	157	-	-	133,600
Reclamation Bond and Working Capital ($000)	4,184	5,623	6,164	-	-	2,000	8,002	(7,348)	(226)	-	-	(3,456)	(4,774)	#####	#####	2,034
Pre-Tax Net Cash Flow ($000):																
No. 7-4 Mine	######	(568)	8,261	9,008	13,356	15,839	16,303	6,888	1,168	-	-	292	-	-	-	50,157
No. 8 Mine	-	-	-	-	-	-	(8,161)	(12,116)	8,913	(531)	18,949	25,535	40,566	#####	3,154	72,367
No. 16 East Mine	(1,052)	(1,578)	######	3,252	7,480	4,394	25,896	16,161	16,699	25,971	27,543	12,426	(3,138)	4,982	-	87,558
Total	######	(2,146)	######	12,260	20,837	20,233	34,039	10,933	26,780	25,440	46,491	38,254	37,428	1,040	3,154	210,082
Economic Analysis Summary - Project																
Discount Rate (Percent)	12.0															
Pre-Tax Net Present Value ($ Million)	48.5															
Pre-Tax DCF Internal Rate of Return (Percent)	25.4															

Table 12-3
Production and Cash Flow Summary
No. 7-4 Mine - Base Case
Prepared for
Grande Cache Coal Corporation
April 2004

Weir International Mining Consultants

	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Total
Coal Production, Tonnes (000):																
ROM	-	984	911	1,023	1,326	1,292	1,287	-	-	-	-	-	-	-	-	6,823
Saleable - PR7 Product	-	753	697	783	1,014	988	985	-	-	-	-	-	-	-	-	5,220
Sales Price (US$ Per Saleable Tonne, FOB West Coast):																
PR7 Product	-	51.00	51.00	51.00	51.00	51.00	51.00	-	-	-	-	-	-	-	-	51.00
	-	0.76	0.76	0.76	0.76	0.76	0.76	-	-	-	-	-	-	-	-	0.76
Total Revenue ($000)	-	50,514	46,767	52,516	68,071	66,326	66,069	-	-	-	-	-	-	-	-	350,262
Total Revenue ($ Per Saleable Tonne)	-	67.11	67.11	67.11	67.11	67.11	67.11	-	-	-	-	-	-	-	-	67.11
On-Site Operating Costs (000):																
U/G Mining	-	17,149	14,355	14,832	18,723	17,265	16,585	-	-	-	-	-	-	-	-	98,909
Contract Coal Haul	-	4,564	4,253	4,724	5,998	5,855	6,017	-	-	-	-	-	-	-	-	31,411
Processing	-	4,123	3,817	4,286	5,556	5,413	5,393	-	-	-	-	-	-	-	-	28,588
Administration	-	1,408	1,408	1,408	1,408	1,408	1,408	-	-	-	-	-	-	-	-	8,448
Reclamation	-	-	-	-	-	-	-	1,460	-	-	-	-	-	-	-	1,460
Total	-	27,244	23,833	25,250	31,685	29,941	29,403	1,460	-	-	-	-	-	-	-	168,816
Total ($ Per Saleable Tonne)	-	36.19	34.20	32.26	31.24	30.29	29.86	-	-	-	-	-	-	-	-	32.34
Royalty - Tier 1 ($000)	-	355	328	369	478	466	464	-	-	-	-	-	-	-	-	2,459
Royalty - Tier 1 ($ Per *Saleable Tonne*)	-	0.47	0.47	0.47	0.47	0.47	0.47	-	-	-	-	-	-	-	-	0.47
Off-Site Operating Costs ($000):																
Rail and Port	-	15,055	13,938	15,652	20,288	19,768	19,691	-	-	-	-	-	-	-	-	104,392
Marketing and Corporate Administration	-	312	312	312	312	312	208	-	-	-	-	-	-	-	-	1,768
Total	-	15,367	14,250	15,964	20,600	20,080	19,899	-	-	-	-	-	-	-	-	106,160
Total ($ Per Saleable Tonne)	-	20.41	20.45	20.40	20.31	20.32	20.21	-	-	-	-	-	-	-	-	20.34
Total Operating Costs and Royalty (000)	-	42,966	38,412	41,583	52,763	50,487	49,765	1,460	-	-	-	-	-	-	-	277,435
Total Operating Costs and Royalty ($ Per Saleable Tonne)	-	57.08	55.12	53.13	52.01	51.08	50.55		-	-	-	-	-	-	-	53.15
Capital Expenditures ($000):																
Pre-production operating expenses	858	-	-	-	-	-	-	-	-	-	-	-	-	-	-	858
Mine Development and Infrastructure	7,153	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,153
Process Plant Refurbishment	1,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,000
Mine Equipment	7,195	2,493	94	1,925	1,952	-	-	-	-	-	-	-	-	-	-	13,659
Total	16,206	2,493	94	1,925	1,952	-	-	-	-	-	-	-	-	-	-	22,670
Reclamation Bond and Working Capital ($000):																
Reclamation Bond	1,460	-	-	-	-	-	-	-	(1,168)	-	-	(292)	-	-	-	-
Working Capital	2,724	5,623	-	-	-	-	-	(8,348)	-	-	-	-	-	-	-	-
Total	4,184	5,623	-	-	-	-	-	(8,348)	(1,168)	-	-	(292)	-	-	-	-
Pre-Tax Net Cash Flow ($000)	(20,390)	(568)	8,261	9,008	13,356	15,839	16,303	6,888	1,168	-	-	292	-	-	-	50,157
Economic Analysis Summary - Project																
Discount Rate (Percent)	12.0															
Pre-Tax Net Present Value ($ Million)	19.2															
Pre-Tax DCF Internal Rate of Return (Percent)	32.6															

Weir International Mining Consultants

Table 12-4
Production and Cash Flow Summary
No. 8 Mine - Base Case
Prepared for
Grande Cache Coal Corporation
April 2004

	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Total
Coal Production, Tonnes (000):																
ROM	-	-	-	-	-	-	-	1,181	1,070	665	1,321	1,692	1,698	-	-	7,626
Saleable - PR7 Product	-	-	-	-	-	-	-	868	758	508	987	1,246	1,309	-	-	5,676
Sales Price (US$ Per Saleable Tonne, FOB West Coast):																
PR7 Product	-	-	-	-	-	-	-	51.00	51.00	51.00	51.00	51.00	51.00	-	-	51.00
Exchange Rate, C$1.00:US$	-	-	-	-	-	-	-	0.76	0.76	0.76	0.76	0.76	0.76	-	-	0.76
Total Revenue ($000)	-	-	-	-	-	-	-	58,239	50,881	34,077	66,200	83,627	87,844	-	-	380,868
Total Revenue ($ Per Saleable Tonne)	-	-	-	-	-	-	-	67.11	67.11	67.11	67.11	67.11	67.11	-	-	67.11
Surface Waste Movement (000 BCM)	-	-	-	-	-	-	-	5,944	8,846	9,365	8,880	8,611	6,370	-	-	48,016
Strip Ratio (BCM: ROM Tonne)	-	-	-	-	-	-	-	5.0	8.3	14.1	6.7	5.1	3.8	-	-	6.3
On-Site Operating Costs (000):																
Surface Mining	-	-	-	-	-	-	-	13,702	19,349	19,905	19,729	20,041	15,463	-	-	108,189
Tunnelway	-	-	-	-	-	-	-	698	657	508	749	886	1,151	-	-	4,649
Processing	-	-	-	-	-	-	-	4,948	4,483	2,785	5,536	7,088	7,114	-	-	31,954
Administration	-	-	-	-	-	-	-	731	731	731	731	731	1,080	-	-	4,736
Reclamation	-	-	-	-	-	-	-	-	-	-	-	-	-	3,942	-	3,942
Total	-	-	-	-	-	-	-	20,079	25,220	23,929	26,746	28,746	24,808	3,942	-	153,470
Total ($ Per Saleable Tonne)	-	-	-	-	-	-	-	23.14	33.26	47.12	27.11	23.07	18.95	-	-	27.04
Royalty - Tier 1 ($000)	-	-	-	-	-	-	-	409	357	239	465	587	617	-	-	2,674
Royalty - Tier 1 ($ Per Saleable Tonne)	-	-	-	-	-	-	-	0.47	0.47	0.47	0.47	0.47	0.47	-	-	0.47
Off-Site Operating Costs ($000):																
Rail and Port	-	-	-	-	-	-	-	17,357	15,165	10,156	19,730	24,924	26,181	-	-	113,514
Marketing and Corporate Administration	-	-	-	-	-	-	104	260	260	260	260	260	312	-	-	1,716
Total	-	-	-	-	-	-	104	17,617	15,425	10,416	19,990	25,184	26,493	-	-	115,230
Total ($ Per Saleable Tonne)	-	-	-	-	-	-	-	20.30	20.34	20.51	20.26	20.21	20.24	-	-	20.30
Total Operating Costs and Royalty (000)	-	-	-	-	-	-	104	38,105	41,002	34,585	47,201	54,517	51,918	3,942	-	271,373
Total Operating Costs and Royalty ($ Per Saleable Tonne)	-	-	-	-	-	-	-	43.91	54.08	68.10	47.85	43.75	39.66	-	-	47.81
Capital Expenditures ($000):																
Permitting, Mine Development and Infrastructure	-	-	-	-	-	-	1,283	3,830	-	-	-	-	-	-	-	5,113
Mine Equipment	-	-	-	-	-	-	-	27,420	24	24	50	3,575	133	-	-	31,226
Total	-	-	-	-	-	-	1,283	31,250	24	24	50	3,575	133	-	-	36,339
Reclamation Bond and Working Capital ($000):																
Reclamation Bond	-	-	-	-	-	-	2,000	1,000	942	-	-	-	-	-	(3,154)	788
Working Capital	-	-	-	-	-	-	4,774	-	-	-	-	-	(4,774)	-	-	-
Total	-	-	-	-	-	-	6,774	1,000	942	-	-	-	(4,774)	-	(3,154)	788
Pre-Tax Net Cash Flow ($000)	-	-	-	-	-	-	(8,161)	(12,116)	8,913	(531)	18,949	25,535	40,566	(3,942)	3,154	72,367
Economic Analysis Summary - Project																
Discount Rate (Percent)	12.0															
Pre-Tax Net Present Value ($ Million)	15.5															
Pre-Tax DCF Internal Rate of Return (Percent)	45.1															

Table 12-5
Production and Cash Flow Summary
No. 16 East Mine - Base Case
Prepared for
Grande Cache Coal Corporation
April 2004

Weir International Mining Consultants

	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Total
Coal Production, Tonnes (000):																
ROM - PR7 Product	-	-	151	421	478	813	729	436	542	743	656	142	-	-	-	5,112
ROM - SR7 Product	-	-	425	910	678	478	1,342	1,064	916	1,091	1,342	567	-	-	-	8,814
Total ROM	-	-	576	1,331	1,156	1,291	2,071	1,500	1,458	1,835	1,998	710	-	-	-	13,926
Saleable - PR7 Product	-	-	89	241	267	460	419	253	310	424	372	81	-	-	-	2,915
Saleable - SR7 Product	-	-	363	777	578	408	1,145	908	781	931	1,145	484	-	-	-	7,520
Total Saleable	-	-	452	1,018	845	868	1,564	1,160	1,092	1,355	1,517	564	-	-	-	10,435
Sales Price (US$ Per Saleable Tonne, FOB West Coast):																
PR7 Product	-	-	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	51.00	-	-	-	51.00
SR7 Product	-	-	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	-	-	-	46.00
Exchange Rate, C$1.00:US$	-	-	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76	-	-	-	0.76
Total Revenue ($000)	-	-	27,925	63,197	52,920	55,559	97,437	71,897	68,112	84,780	94,250	34,695	-	-	-	650,772
Total Revenue ($ Per Saleable Tonne)	-	-	61.82	62.09	62.61	64.01	62.29	61.96	62.40	62.58	62.14	61.46	-	-	-	62.36
Surface Waste Movement (000 BCM)	-	-	4,221	8,697	8,855	8,757	8,368	7,949	8,718	8,465	8,413	1,784	-	-	-	74,227
Strip Ratio (BCM: ROM Tonne)	-	-	7.3	6.5	7.7	6.8	4.0	5.3	6.0	4.6	4.2	2.5	-	-	-	5.3
On-Site Operating Costs (000):																
Surface Mining	-	-	11,850	22,305	22,147	22,300	23,413	21,038	21,166	21,373	21,778	6,283	-	-	-	193,652
Tunnelway	-	-	738	1,016	952	1,001	1,289	815	800	939	999	524	-	-	-	9,073
Processing	-	-	2,415	5,579	4,843	5,411	8,679	6,284	6,111	7,687	8,371	2,973	-	-	-	58,352
Administration	-	-	-	-	-	-	1,060	731	731	731	731	731	-	-	-	4,717
Reclamation	-	-	-	-	-	-	-	-	-	-	-	3,114	3,114	-	-	6,228
Total	-	-	15,003	28,900	27,941	28,712	34,440	28,868	28,808	30,731	31,879	13,626	3,114	-	-	272,021
Total ($ Per Saleable Tonne)	-	-	33.22	28.39	33.06	33.08	22.02	24.88	26.39	22.68	21.02	24.14	-	-	-	26.07
Royalty - Tier 1 ($000)	-	-	189	428	360	382	662	487	463	577	639	234	-	-	-	4,421
Royalty - Tier 1 ($ Per Saleable Tonne)	-	-	0.42	0.42	0.43	0.44	0.42	0.42	0.42	0.43	0.42	0.41	-	-	-	0.42
Off-Site Operating Costs ($000):																
Rail and Port	-	-	9,034	20,358	16,906	17,358	31,285	23,208	21,832	27,094	30,335	11,290	-	-	-	208,700
Marketing and Corporate Administration	-	-	104	208	208	208	208	260	260	260	260	260	-	-	-	2,236
Total	-	-	9,138	20,566	17,114	17,566	31,493	23,468	22,092	27,354	30,595	11,550	-	-	-	210,936
Total ($ Per Saleable Tonne)	-	-	20.23	20.20	20.25	20.24	20.13	20.22	20.24	20.19	20.17	20.46	-	-	-	20.21
Total Operating Costs and Royalty (000)	-	-	24,329	49,895	45,415	46,661	66,594	52,823	51,363	58,661	63,113	25,409	3,114	-	-	487,378
Total Operating Costs and Royalty ($ Per Saleable Tonn	-	-	53.86	49.02	53.73	53.76	42.57	45.52	47.05	43.30	41.61	45.01	-	-	-	46.71
Capital Expenditures ($000):																
Permitting, Mine Development and Infrastructure	1,052	1,578	17,591	-	-	2,454	-	-	-	-	-	-	-	-	-	22,675
Mine Equipment	-	-	31,320	10,051	24	50	3,718	2,913	50	148	3,594	24	24	-	-	51,916
Total	1,052	1,578	48,911	10,051	24	2,504	3,718	2,913	50	148	3,594	24	24	-	-	74,591
Reclamation Bond and Working Capital ($000):																
Reclamation Bond	-	-	3,000	-	-	2,000	1,228	-	-	-	-	-	-	#####	-	1,246
Working Capital	-	-	3,164	-	-	-	-	-	-	-	-	(3,164)	-	-	-	-
Total	-	-	6,164	-	-	2,000	1,228	-	-	-	-	(3,164)	-	#####	-	1,246
Pre-Tax Net Cash Flow ($000)	(1,052)	#####	(51,480)	3,252	7,480	4,394	25,896	16,161	16,699	25,971	27,543	12,426	#####	4,982	-	87,558
Economic Analysis Summary - Project																
Discount Rate (Percent)	12.0															
Pre-Tax Net Present Value ($ Million)	13.7															
Pre-Tax DCF Internal Rate of Return (Percent)	18.4															

13.0 CONCLUSIONS

WIMC has conducted a technical review and valuation of the GCCC Project. WIMC's opinion is that:

- The GCCC plans and analysis are reasonable.
- Although projected results are subject to variances in accuracy and to risks typically associated with mining operations, the Project is based on sound reserves, sound technology, appropriate staff and labour, demonstrated production levels, and adequate infrastructure.
- The reserves are suitable and sufficient for the Project.
- The reserve estimates are based on sufficient data and appropriate estimation methodologies.
- The production and productivity rates are realistic and achievable.
- GCCC appears to have an acceptable, industry-standard approach to managing environmental issues, as outlined in its EIA, which was judged to be complete by AENV.
- GCCC is in compliance with regard to mining licences and environmental obligations as reflected in its present site management activities.
- The total costs projections are achievable.
- Capital expenditure projections are adequate.

14.0 RECOMMENDATIONS

WIMC recommends that GCCC should:

- Continue to develop their Project at Grande Cache and initiate development of Mine 7-4.
- Initiate permitting of No. 16 East Mine including the required Environmental Impact Assessment.
- Seek a mine licence for No. 8 Mine.
- Develop an exploration program for the exploration areas within the GCC lease boundaries, with the objective of upgrading the resources in these areas to the measured category.
- Develop and implement training programs for room-and-pillar mining using high productivity and production continuous mining equipment.

15.0 REFERENCES

- *No. 7-4 Mine Feasibility Study*, dated April 30, 2002, Norwest Mine Services, Ltd.
- *Long Range Mine Plan Technical Report*, dated July 26, 2002, Grande Cache Coal Company
- *Long Range Mine Plan, Costs and Economic Analysis*, dated July 26, 2002, Norwest Mine Services, Ltd.
- SRCL Coal Processing Plant Data from January 1992 to December 1999
- *Application for Approval of the Grande Cache Coal Project* submitted by Grande Cache Coal Company to Alberta Energy and Utilities Board and to Alberta Environment, October 15, 2001
- *Grande Cache Coal Project Supplemental Information* submitted by Grande Cache Coal Company to Alberta Energy and Utilities Board and to Alberta Environment, July 19, 2002

16.0 CERTIFICATE OF QUALIFICATIONS

The Certificate of Qualification of the WIMC employees that participated in the preparation of the Technical Report are presented in this section. Alan L. Craven is a professional engineer, registered in Canada. Dennis N. Kostic and Thomas E. Blandford, III are professional engineers, registered in the United States. Joseph A. Dixon is a professional geologist, registered in the United States.

16.1 ALAN L. CRAVEN, P.E.

I, Alan L. Craven, P.E.

a) Am currently employed by:

Weir International Mining Consultants
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515

In the capacity of Director

and Associated Mining Consultants Ltd. (AMCL)
Suite 200, 708 - 11th Avenue S.W.,
Calgary, Alberta, Canada, T2R 0E4

In the capacity of Vice President and General Manager

b) Am a Professional Engineer registered with the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA - Member No.: M32446). A summary of my relevant experience follows:

Over 40 years of operational and consulting experience in the mining industry. Trained in the UK National Coal Board as a coal preparation engineer. Was responsible for management of coal preparation plants before moving to more senior positions culminating at the Headquarter Major Project Section involved in many major coal projects in the UK. In 1978, I joined Associated Mining Consultants Ltd. where I am

now Vice President and General Manager responsible for the technical and financial operation of the company.

I have been actively involved in coal and mineral mining projects and has extensive experience in mineral processing, property valuations, project economics and project management. Detailed evaluations have been conducted on a number of mining operations, examples of which are provided below:

- Executive Director of a joint venture for the design of underground coal mines in a new coalfield in Iran to produce metallurgical coal. Currently the mines are under construction and the joint venture is acting as owner's engineer.
- Project Manager for the inspection of all mines in Alberta for compliance with occupational health and safety regulations.
- Preparation of Competent Person's Report on the Cuba Ferronickel Project for a South African company.
- Member of UNDP team studying the technical transformation of Pingdingshan underground coal mine in China.
- Technical due diligence of a major coal mining company in the United Kingdom on behalf of a potential investor.
- Verification of an Information Memorandum issued for financing purposes. Projects included the 10 million tons per year Moatize coal mine and power plant in Mozambique.
- Assessment of coal processing facilities at Bobov Dol, Bulgaria.
- Assessment of coal deposits in the Thar Desert, Pakistan, as a fuel source for power generation.
- Evaluated the coal preparation activities of Preparation Enterprise Petrosani in the Jui Valley, Rumania, including an analysis of existing operations, coal quality, pricing structure and markets.
- Study of the quality of coal and recovery projections at Line Creek Mine, British Columbia.
- Project Director of a study into the feasibility of developing a device for locating miners trapped in underground mines.
- Project Director for the assessment of horizon control technology for selective mining in underground coal mines.

- Evaluation of the Sukunka coal mine in northeast British Columbia for a potential investor.
- Sunshine Mining's Pirquitas silver/tin/zinc proposed development, Argentina.
- Navan Resources Chelopech copper-gold and Almagrea copper-zinc underground mines in Bulgaria and Span, respectively.
- Gravelotte Mines Limited, South Africa.
- Avocet Resources Zervashan gold operations and copper-gold exploration areas, Tajikistan.
- Avocet Resources Penjom open-pit gold mine, Malaysia.
- Qualified Person's Reports on Golden Star Resources Bogoso and Prestea operations, Ghana.

Supplementary Qualifications Include:

c) I have specific experience of the coal mining industry in the mountain regions of Alberta and British Columbia. I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of N1 43-101.

d) Have visited the Grande Cache Property on January 21, 2004 and inspected the mine site, the processing plant, rail load-out and waste disposal areas.

e) Have been responsible for the review and editing of this report and for the preparation of the coal processing section.

f) Am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in the report, which the omission to disclose would make the technical report misleading.

g) Am independent of the issuers applying all of the tests in Section 1.5 of National Instrument 43-101.

h) Have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 26th day of April, 2004 at Calgary, Alberta, Canada

Alan L. Craven
Director
Weir International Mining Consultants

16.2 DENNIS N. KOSTIC, P.E.

I, Dennis N. Kostic, P.E.

a) Am currently employed by:

   Weir International Mining Consultants
   1431 Opus Place, Suite 210
   Downers Grove, Illinois 60515

   In the capacity of President and CEO.

b) Am a Professional Engineer registered in the states of Illinois, Kentucky, Pennsylvania and West Virginia, United States. A summary of my relevant experience follows:

   Over 33 years of engineering, operating and management experience in the mining industry. My experience includes extensive mine layout and design expertise, multiple seam mining, surface and underground mine operational assessments, due diligence investigations and mine property evaluations throughout Australia, Brazil, Canada, England, India, Poland, South Africa, Spain, U.S. and Venezuela. I have held senior level positions with several major U.S. coal mining companies.

   Supplementary Qualifications Include:

   - Detailed knowledge of both surface and underground mining operations and equipment productivities.
   - Special expertise in underground mine development incorporating continuous and longwall mining methods.
   - Detailed knowledge of material handling systems and processing facilities.
   - Expertise in mine property valuations, due diligence investigations, feasibility studies and productivity assessments.
   - Expertise in preparing Qualified and Competent Person's Reports.

- Detailed knowledge of coal markets and price projections.
- Due diligence, technical evaluation and operational analysis of synthetic fuel facilities.
- Expert witness testimony.
- Member of the following:

  American Coal Council
  Society for Mining, Metallurgy and Exploration, Inc.
  Old Timers Club
  King Coal Club
  West Virginia Coal Association
  Kentucky Coal Association
  Rocky Mountain Coal Mining Institute

c) I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of N1 43-101.

d) Have been involved in all aspects of the preparation of this report.

e) Am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in the report, which the omission to disclose would make the technical report misleading.

f) Am independent of the issuers applying all of the tests in Section 1.5 of National Instrument 43-101.

g) Have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 26th day of April, 2004 at Downers Grove, Illinois, U.S.

Dennis N. Kostic
President and CEO
Weir International Mining Consultants

16.3 JOHN W. SABO

I, John W. Sabo

a) Am currently employed by:

Weir International Mining Consultants
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515

In the capacity of Senior Vice President.

b) A summary of my relevant experience follows:

Over 37 years of operating, engineering, and consulting experience in the mining and energy industries. Have specific expertise in evaluation of both surface and underground mine reserves, mineability, engineering and operations. My experience includes operational analysis, due diligence evaluations, mine planning, feasibility studies and the valuation of mining properties throughout Canada, Czech Republic, Mexico, South Africa and U.S. I have extensive knowledge and expertise relative to surface mining operations utilizing draglines and truck/shovel equipment and underground mining operations utilizing both continuous miner and longwall mining methods.

Supplementary Qualifications Include:

- Reserve and property valuations.
- Project management for studies involving surface and underground mining.
- Direct participation in more than 450 studies in the U.S., 250 as project manager, covering more than 8.0 billion tons of coal reserves, 2.5 million land acres and 75 exploration programs.
- Reserve, due diligence and feasibility studies for surface, continuous miner and longwall mines.
- Mine systems and management evaluation.

- Preparation of reports, maps, courtroom exhibits, offering memorandums for presentation to mining companies, lending institutions, attorneys and government agencies.
- Mine subsidence analysis.
- Evaluation of transportation methods.
- Mine tax planning.
- Expert witness testimony.
- Utilization and development of computer models for coal reserves, production, productivity, workforce, costs and valuation.
- Analysis of the technical capability of mining equipment to perform in accordance with its specifications.
- Mine permit reviews.
- Expertise in preparing Qualified and Competent Person's Reports.
- Reserve certification for the U.S. Security and Exchange Commission filings.
- Member of the following:

  American Coal Council
  Society for Mining, Metallurgy and Exploration, Inc.
  West Virginia Coal Association
  Kentucky Coal Association

c) Have been involved in all aspects of the preparation of this report.

d) Am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in the report, which the omission to disclose would make the technical report misleading.

e) Am independent of the issuers applying all of the tests in Section 1.5 of National Instrument 43-101.

f) Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 26th day of April, 2004 at Downers Grove, Illinois, U.S.

John W. Sabo
Senior Vice President
Weir International Mining Consultants

16.4 THOMAS E. BLANDFORD, III, P.E.

I, Thomas E. Blandford, III, P.E.

a) Am currently employed by:

   Weir International Mining Consultants
   1431 Opus Place, Suite 210
   Downers Grove, Illinois 60515

   In the capacity of Vice President.

b) Am a Professional Engineer registered in the states of Kentucky, Pennsylvania and West Virginia, United States. A summary of my relevant experience follows:

   Over 22 years of experience in engineering and operations management. My experience includes engineering management at both surface and underground coal mining operations throughout the U.S., as well as mine planning and design, ventilation studies, feasibility studies, budgeting and contract mining throughout the U.S. and South Africa.

Supplementary Qualifications Include:

- Detailed knowledge of both surface and underground mining operations.
- Expertise in mine planning and design, feasibility studies, valuations, budgeting and contract mining.
- Expertise in due diligence investigations.
- Utilization and development of models for production, productivity, workforce, costs and valuation.
- Expert witness testimony.
- Member of the following:

  National Society of Professional Engineers
  National Council of Engineering Examiners
  Society for Mining, Metallurgy and Exploration, Inc.

c) I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of N1 43-101.

d) Have been involved in the mine planning aspects of the preparation of this report.

e) Am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in the report, which the omission to disclose would make the technical report misleading.

f) Am independent of the issuers applying all of the tests in Section 1.5 of National Instrument 43-101.

g) Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 26th day of April, 2004 at Downers Grove, Illinois, U.S.

Thomas E. Blandford, III
Vice President
Weir International Mining Consultants

16.5 HERSHIEL H. HAYDEN

I, Hershiel H. Hayden

a) Am currently employed by:

Weir International Mining Consultants
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515

In the capacity of Senior Engineering Manager.

b) Am a graduate of Western State College of Colorado with a B.A. in Mathematics and Physics. A summary of my relevant experience follows:

Over 36 years of operating and engineering experience in the mining industry. Have held senior level positions with several U.S. coal companies operating both surface and underground mines. My experience in equipment selection and utilization, labor, productivity and costs relative to underground mining; operational analyses; longwall feasibility studies; equipment selection and installation; and acquisition analyses.

Supplementary Qualifications Include:

- Specific experience and expertise in mine management and operations.
- Detailed knowledge of mining infrastructure and equipment utilization.
- Specific experience in spontaneous combustion, controlling mine fires, recovery operations after mine fires and explosions and ventilation surveys.
- Detailed knowledge and use of PC based productivity, preventative maintenance and geo-technical programs.
- Instructed classes to prepare miners to become certified mine foremen. Also instructed foremen to perform the practical duties of mine management.
- Instructor for Management Development Classes.
- Expertise in multiple seam mining.
- Member or past member of the following:

Virginia Coal Council
Society for Mining, Metallurgy and Exploration, Inc.
Mine Inspector's Institute
Board of Directors, Virginia Coal Association
Board of Directors, Virginia Coal Council
Norfolk Southern Corporation Advisory Board
First National Bank of Virginia, Appalachia Branch, Appalachia, VA

c) Have visited the Grande Cache Coal Corporation Property from February 2 and 3, 2004.

d) Have been involved in all aspects of the preparation of this report.

e) Am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in the report, which the omission to disclose would make the technical report misleading.

f) Am independent of the issuers applying all of the tests in Section 1.5 of National Instrument 43-101.

g) Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 26th day of April, 2004 at Downers Grove, Illinois, U.S.

Hershiel H. Hayden
Senior Engineering Manager
Weir International Mining Consultants

16.6 T. DONALD DEL BOSCO

I, T. Donald Del Bosco

a) Am currently employed by:

Weir International Mining Consultants
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515

In the capacity of Senior Engineering Manager.

b) Am a graduate of the South Dakota School of Mines and Technology with a B.S. in Mining Engineering. A summary of my relevant experience follows:

Over 36 years of engineering and operations experience in the mining industry. My experience includes extensive mine planning and design relative to area mining, contour and mountain-top removal mining methods. I am familiar with the productivity and operating cost of all surface mining equipment and surface mining methods including dragline, truck/shovel and truck/loader.

Supplementary Qualifications Include:

- Expertise in surface mine engineering including mine and facility design.
- Surface mining equipment selection and productivity expertise.
- Experience in cast blasting, dozer push and the use of all types of loading tools.
- Property evaluations.
- Experience in mining operations from permitting through plant and mine startup.
- Member of the following:

Society for Mining, Metallurgy and Exploration, Inc.

c) Have been involved with the surface mine planning aspects relative to the preparation of this report.

d) Am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in the report, which the omission to disclose would make the technical report misleading.

e) Am independent of the issuers applying all of the tests in Section 1.5 of National Instrument 43-101.

f) Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 26th day of April, 2004 at Downers Grove, Illinois, U.S.

T. Donald Del Bosco
Senior Engineering Manager
Weir International Mining Consultants

16.7 JOSEPH A. DIXON

I, Joseph A. Dixon

a) Am currently employed by:

Weir International Mining Consultants
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515

In the capacity of Chief Geologist.

b) Am a certified professional geologist in the states of Indiana and Kentucky, United States. A summary of my relevant experience follows:

Over 29 years of experience as a geologist. My experience includes the design and supervision of drilling and exploration projects and developmental analytical data, geologic mapping, reserve evaluation, mineability assessment, and development of geologic databases for computer modeling. I have prepared reserve estimates for mining properties throughout Canada, South Africa and U.S.

Supplementary Qualifications Include:

- Exploration and development work for all types of coal mining.
- Exploration and development work in all major South African and U.S. coal fields.
- Reserve evaluations and mine studies.
- Geophysical log interpretation and correlation.
- Coal quality analysis.
- Computer database development and modeling.
- Expert witness testimony.
- Member of the following:

Geological Society of America

Society for Mining, Metallurgy and Exploration, Inc.
Illinois Coal Advisory Committee

c) I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of N1 43-101.

d) Have been involved with the geology, resource and reserve aspects of the preparation of this report.

e) Am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in the report, which the omission to disclose would make the technical report misleading.

f) Am independent of the issuers applying all of the tests in Section 1.5 of National Instrument 43-101.

g) Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated this 26th day of April, 2004 at Downers Grove, Illinois, U.S.

Joseph A. Dixon
Chief Geologist
Weir International Mining Consultants

WIMC

APPENDICES

APPENDIX A

STATEMENT OF CAPABILITY AND EXPERIENCE

Appendix A
Statement of Capability and Experience
Prepared for
Grande Cache Coal Corporation
April 2004

Alan L. Craven - Director of Weir International Mining Consultants and Vice-President and General Manager of Associated Mining Consultants Ltd. Bachelor of Science Chemical Engineering - Professional Engineer, Alberta, Canada - Member, Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Craven has more than 41 years of technical management and consulting experience in the mining industry. He is responsible for project management and technical input to many major feasibility, engineering design and long range planning assignments. He has worked extensively on a variety of international projects including reserve studies, restructuring projects and mining development.

Dennis N. Kostic - President and CEO of Weir International Mining Consultants - Bachelor of Science Mining Engineering - Professional Engineer, Illinois, Kentucky, Pennsylvania and West Virginia - Certified Mine Foreman, West Virginia - Member Society for Mining, Metallurgy, and Exploration Inc., Member Old Timers Club - Member American Coal Association, Member Kentucky Coal Association, Member West Virginia Coal Association

Mr. Kostic is a mining engineer with more than 33 years of engineering and operating experience in the mining industry. His experience includes extensive mine layout and design expertise, multiple seam mining, surface and underground mine operational assessments, due diligence investigations, mine property valuations and market analyses throughout the US, Australia, Brazil, India, Poland, South Africa, Spain, United Kingdom and Venezuela. He has held senior level positions with several major US coal companies. Mr. Kostic is the President and CEO of Weir International Mining Consultants.

John W. Sabo - Senior Vice President of Weir International Mining Consultants - Indiana Fire Boss - West Virginia Fire Boss and Mine Foreman - MSHA Certification: Impoundment Inspection; Approved Instructor - Member Society for

Mining, Metallurgy, and Exploration Inc. - Appalachian Section - Member West Virginia Coal Association - Member Kentucky Coal Association - Member American Coal Association

Mr. Sabo has 37 years of operating, engineering, and consulting experience in the mining industry. He has specific expertise in evaluation of both surface and underground mine reserves, mineability, engineering and operations. His experience includes operational analysis, due diligence investigations, mine planning, feasibility studies and the valuation of mining properties throughout the US and in Canada, Mexico, Czech Republic and South Africa.

Mr. Sabo has extensive knowledge and expertise of surface mining operations utilizing draglines and truck/shovel equipment and underground mining operations utilizing both continuous miner and longwall mining methods. He has held senior level positions with two other US consulting companies since 1977. Mr. Sabo is Senior Vice President of Weir International Mining Consultants.

Thomas E. Blandford, III - Vice President of Weir International Mining Consultants - Bachelor of Science Mining Engineer - Professional Engineer in Kentucky, Pennsylvania and West Virginia - Certified Mine Foreman - West Virginia - Member National Society of Professional Mining Engineers - Member National Council of Engineering Examiners - Member Society of Mining, Metallurgy, and Exploration Inc.

Mr. Blandford is a mining engineer with more than 22 years of experience in engineering and operations management. His experience includes engineering management at both surface and underground coal mining operations throughout the US, as well as mine planning and design, feasibility studies, budgeting and contract mining throughout the US and South Africa.

Hershiel H. Hayden - Senior Engineering Manager of Weir International Mining Consultants - Bachelors in Mathematics and Physics - Certified Mine Foreman; Colorado, Illinois, Kentucky, Pennsylvania, Utah, Virginia and Wyoming - Certified MSHA Instructor - Certified MSHA Dust and Noise - Member Society for Mining, Metallurgy, and Exploration Inc. - Appalachian Section

Mr. Hayden has more than 36 years of engineering and operations experience in the mining industry. He has held senior level positions with several US coal companies operating both surface and underground mines. He has specific experience in equipment selection and utilization, labour, productivity and costs relative to underground mining; operational analyses; longwall feasibility studies; equipment selection and installation; and acquisition analyses. He has specific mining experience in the US, Australia, Slovakia, South Africa and Canada.

T. Donald Del Bosco - Senior Engineering Manager of Weir International Mining Consultants - Bachelors in Mining Engineering - Certified Surface Mine Foreman; Illinois and West Virginia - Certified Surface Mine Manager; Alberta, Canada - Certified MSHA Instructor; Surface and Underground - Member Society for Mining, Metallurgy, and Exploration Inc.

Mr. Del Bosco is a mining engineer with more than 36 years of engineering and operations experience in the mining industry. His engineering experience includes extensive mine planning and design relative to area, contour and mountain-top removal mining methods. Mr. Del Bosco has extensive operations experience in the Central Appalachia Coal Basin, Illinois Coal Basin and Western Canada. He is familiar with the productivity and operating cost of surface mining equipment and surface mining methods including dragline, bucket wheel excavators, truck/shovel and truck/loader.

Joseph A. Dixon - Chief Geologist of Weir International Mining Consultants - Bachelors in Geology - Masters in Geology - Certified Geologist in Indiana and Kentucky - Member Society for Mining, Metallurgy and Exploration Inc., - Member Geological Society of America - Member Illinois Coal Advisory Committee, Chairman Exploration and Reserves Committee of SME's Coal Division

Mr. Dixon has more than 29 years of experience as a geologist. His responsibilities include design, supervision and interpretation of exploration and development drilling projects and synthesis of analytical data, including: geologic mapping, reserve evaluation and mineability assessment. Mr. Dixon has considerable expertise in the development of geologic databases for computer modeling.

APPENDIX B

SCOPE OF WORK
LIMITATIONS AND EXCLUSIONS/MATERIALITY

Appendix B
Scope of Work/Limitations and Exclusions/Materiality
Prepared for
Grande Cache Coal Corporation
April 2004

A. Scope of work

WIMC preformed the following scope of work for this Technical Report

- Visited each GCCC Property to review geology, reserve and operational information. WIMC visited the processing plant, mine facilities, offices and shipping facilities;

- Met with the GCCC management to review historical performance and projected production, productivity, capital expenditures, operating cost and rehabilitation cost estimates for the Project;

- Assessed GCCC's methodology for estimating reserves and resources and the capability of the reserve base to support the Project;

- Reviewed and evaluated historical and projected data relative to:

    - General mine layout and design
    - Reserves
    - Historical and anticipated mining conditions
    - Annual production and productivity
    - Staffing levels
    - Equipment suitability and utilisation
    - Working costs and capital expenditures
    - Processing and coal handling facilities
    - Coal quality
    - Management systems and planning procedures
    - Health and safety issues
    - Mining licences and authorisations
    - Rehabilitation cost estimates
    - Rail transportation

- Provided professional opinion relative to the reasonableness and suitability of the Project for the specific geologic parameters, coal reserves and quality, mining conditions, equipment employed and the capability to achieve projections at the GCCC coal mining operations.

B. Limitations and exclusions

This technical report is primarily based on information provided by GCCC, either directly from its files, or from reports prepared by other consultants for GCCC. The reports are based on information made available to WIMC prior to completion of this report.

The work undertaken for this report is a technical review of the information provided by GCCC and the property visits WIMC considered appropriate to prepare the technical report. The technical report specifically excludes all aspects of legal issues, commercial and financing matters, land titles and agreements; excepting such aspects as may directly influence technical, operational or cost issues.

By assignment, WIMC utilised a forecast of coal prices provided by GCCC.

GCCC provided the financial models that were reviewed for the technical report. WIMC reviewed the accuracy and consistency of the models relative to forecasting production, costs and product quality.

WIMC's opinion is that the information provided by GCCC was adequate for WIMC to undertake its assignment. The technical report did not discover any significant inaccuracy, misstatement or apparent omission in the information provided.

C. Materiality

The technical report addresses significant operating risks. Where risks for an asset are likely to impact the GCCC Project forecast of production, capital and operating costs by less than 10 percent, they are not considered significant. Identified significant risks were reviewed to ensure adequate allowance is provided within the GCCC forecasts to address these risks. Any, risks, which are not adequately addressed in the GCCC forecasts, are considered not to be "material".

APPENDIX C

GLOSSARY

Appendix C
Glossary
Prepared for
Grande Cache Coal Corporation
April 2004

Adit - A horizontal opening to access a coal seam.

Anticline - A fold, generally convex upward, whose core contains the stratigraphically older rocks.

Ash - Ash forming constituents may be subdivided into two basic classes – those that are structurally a part of the coal and hence inseparably mixed with it and segregated impurities that can be eliminated to a greater or lesser extent by ordinary cleaning methods.

Coal Washability - The analysis of the specific gravity distribution of chemical and physical characteristics of coal.

Continuous Miner - A mining machine designed to remove coal from the face and to load that coal into cars or conveyors without the use of cutting machines, drills or explosives.

Crosscut - A passageway driven between entries.

Depillar - Retreat mining of pillars left in place during development.

Dewater - Removal of moisture by mechanical methods.

Drill Hole - A circular hole made by drilling either to explore for minerals or to obtain geological information.

Dip - The angle at which a stratum is inclined from the horizontal, measured perpendicular to the strike and in the vertical plane.

Dry Basis - Coal that has moisture removed by prescribed laboratory procedure or excluded by calculation.

Exploration - The search for coal by geological surveys, prospecting or use of tunnels, drifts or boreholes.

Fault - A fracture in rock along which the adjacent rock surfaces are differentially displaced.

Fixed Carbon - The solid residue, other than ash, remaining after the volatile matter has been liberated from coal during combustion.

Float/Sink - A laboratory procedure which measures the floating and sinking of particles of material of various size fractions in heavy liquids at various specific gravities.

Free Swelling Index - A number assigned to particular coal used in determining its suitability for coke making or other uses. The index, from one to nine, is determined by tests established by ASTM standards.

Froth Flotation - A process for recovering particles of coal or other minerals, in which the particles adhere to bubbles and can be removed as part of the froth.

Frother - A substance used in a flotation process to make air bubbles sufficiently permanent, principally by reducing surface tension.

Front End Loader - A tractor type loader with a digging bucket mounted on the front end that dumps.

Geophysical Log - A graphic record of the measured or computed physical characteristics of the rock section encountered in a borehole, plotted as a continuous function of depth.

Heavy Media Cyclone - A conical vessel into which a heavy media suspension carrying the raw coal is introduced tangentially into the largest diameter under pressure sufficient to cause a strong vertical flow. The heavier refuse moves along the wall of the cyclone and is discharged through the underflow orifice, while the lighter coal moves toward the center, passes through the vortex finder, and is discharged at the top of the cyclone.

Highwall - The unexcavated face of exposed overburden and coal or ore in an open-cast mine or the face or bank of the uphill side of a contour strip-mine excavation.

Hot Seat Change - The practice of changing shifts where the incoming shift reaches the workplace before the outgoing shift leaves, to allow continuous operation of machinery.

Interburden - Waste material located between economically recoverable resources.

Isopach - The areal extent and thickness variation of a stratigraphic unit in geology.

Lease - A contract between a landowner and a lessee, granting the lessee the right to search for and produce coal upon payment of an agreed rental, bonus and/or royalty.

Longwall Mining - A highly productive underground mining process in which a panel or block of coal is completely extracted. The working area is protected by a movable, powered roof support system.

Metallurgical - Coal with characteristics making it suitable for production of coke that can be used by the iron and steel industry.

Mineable - Capable of being mined under current mining technology and environmental and legal restrictions, rules and regulations.

Out-of-Seam Dilution (OSD) - The contamination of mined coal with rock outside of the coal seam being mined.

Outcrop - Coal which appears at or near the surface; the intersection of a coal seam with the surface.

Overburden - The rock, earth or other material lying over the coal.

Portal - The surface entrance to an underground mine.

Processing Plant - A facility where coal is prepared for market or other usage. It consists of equipment that separates coal from impurities. Coal is washed, thermally or mechanically dried, sized, stored and loaded for shipment or conveyed to use point.

Proximate Analysis - Laboratory analysis to determine the percentage by prescribed methods of moisture, volatile matter, fixed carbon and ash.

Raw Coal - The coal that remains after oversized OSD material has been removed in the breaker station, and which is the feedstock for the wash plant.

Reclamation - The restoration of land at a mining site after the coal is extracted. Reclamation operations are usually conducted as production operations are taking place elsewhere at the site. This process commonly includes recontouring or reshaping the land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers.

Roof Bolter - A machine which installs roof bolts to reinforce the roof of mine haulage ways, crosscuts and working places.

Room-and-pillar Mining - A system of mining in which the coal is mined in rooms separated by pillars, which are subsequently mined.

Rotary Drill - A drill machine that rotates a rigid, tubular string of rods to which is attached a bit for cutting rock to produce boreholes.

Royalty - A share of the product or profit reserved by the owner for permitting another to use the property. A lease by which the owner or lessor grants to the lessee the privilege of mining and operating the land in consideration of the payment of a certain stipulated royalty on the mineral produced.

Run-of-Mine Coal (ROM) - The coal produced from the mine before it is separated and any impurities removed.

Saleable Coal - The shippable product of a coal mine or preparation plant. Depending on customer specifications, saleable coal may be run-or-mine, crushed-and-screened (sized) coal, or the clean coal from a processing plant.

Screen Bowl Centrifuge - Equipment in a processing plant that uses centrifugal force as a means of separating water from coal by spinning the mass in a container. The mass is forced against a screen, water passes through the screen and dewatered coal progresses along the screen surface to a discharge collecting area.

Shovel - Any bucket equipped machine used for digging and loading earthy or fragmented rock materials.

Shuttle Car - Self-discharging underground equipment, usually with rubber tires, used for receiving coal from the mining machine and transferring it to an underground loading point, mine railway or belt conveyor system.

Strike - The course or bearing of an inclined bed, vein or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip.

Strip Ratio - The volume of overburden material (bank cubic metres) that must be removed to provide a unit weight of coal (tonne).

Surface Mining - Methods of mining at or near the surface. Includes mining and removing coal from open cuts with mechanical excavating and transportation equipment, and the removal of capping overburden to uncover the coal.

Syncline - A fold in which the core contains the stratigraphically younger rocks; it is generally concave upward.

Tailings - Fine refuse material or waste that has been separated from the fine clean coal in the froth flotation cells in the coal processing plant.

Tailings Pond - An impoundment structure built to contain tailings.

Thermal Coal - Coal with characteristics making it suitable for burning to produce steam for generating electricity.

Thrust Fault - A fault with a dip of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upward relative to the footwall.

Tunnelway - A long, narrow, horizontal or nearly horizontal underground passage that is open to the atmosphere at both ends.

Train Loadout - A facility to load coal in rail cars.

Underground Mine - Also known as a deep mine. Usually located below the earth's surface. Coal is removed mechanically and transferred by shuttle car or conveyor to the surface.

Volatile Matter - Those products, exclusive of moisture, given off by a material such as gas or vapour, determined by definite prescribed methods, which may vary according to the nature of the material.

Yield - The ratio of the clean coal product to the raw coal plant feed, expressed as a percentage.